SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Financial Statements for the seix-month period ended on December 31, 2011 and on December 31, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

IRSA Inversiones y Representaciones
Sociedad Anónima

Free translation of the Unaudited Financial Statements
For the six-month periods
beginning on July 1, 2011 and 2010
and ended December 31, 2011 and 2010

IRSA Inversiones y Representaciones
Sociedad Anónima and subsidiaries

Free translation of the Unaudited Consolidated Financial Statements
For the six-month periods
beginning on July 1, 2011 and 2010
and ended December 31, 2011 and 2010

Company:	IRSA Inversiones y Representaciones Sociedad Anónima
Corporate address:	Bolívar 108 – Buenos Aires, Argentina
Principal activity:	Real estate investment and development

Financial Statements as of December 31, 2011
Presented in comparative form with the previous fiscal year.
Stated in thousands of pesos
Fiscal year No. 69 beginning July 1st, 2011

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE
Of the By-laws:	June 23, 1943
Of last amendment:	February 12, 2008
Registration number with the Superintendence of Corporations:	213,036
Duration of the Company:	April 05, 2043
Controlling Company:	Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.)
Corporate Domicile:	Moreno 877, Buenos Aires, Argentina
Principal Activity:	Agricultural, livestock and real estate investment
Shareholding:	63.22%

Information related to subsidiaries is shown in Note 1.a.

CAPITAL COMPOSITION (Note 14 a. to the Basic Financial Statements)
Type of share	Authorized for Public Offer of Shares (*)	In thousands of pesos
		Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Unaudited Consolidated Balance Sheets
as of December 31 and June 30, 2011

In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2011	June 30, 2011		December 31, 2011	June 30, 2011

ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4)	217,951	168,170	Trade accounts payable (Note 11)	161,916	153,149
Investments (Note 5)	170,330	210,183	Customer advances (Note 12)	225,634	232,863
Accounts receivable, net (Note 6)	302,544	248,998	Short-term debt (Note 13)	792,174	683,813
Other receivables (Note 7)	146,628	155,169	Salaries and social security payable (Note 14)	27,329	35,792
Inventories (Note 8)	229,593	262,660	Taxes payable (Note 15)	140,368	119,053
Total Current Assets	1,067,046	1,045,180	Other liabilities (Note 16)	47,717	79,068
			Subtotal Current Liabilities	1,395,138	1,303,738
			Provisions (Note 17)	6,396	2,019
			Total Current Liabilities	1,401,534	1,305,757

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 11)	24	47
NON-CURRENT ASSETS			Customer advances (Note 12)	105,302	94,244
Accounts receivable, net (Note 6)	18,586	14,300	Long-term debt (Note 13)	1,840,947	1,756,919
Other receivables (Note 7)	178,922	161,331	Taxes payable (Note 15)	299,589	328,692
Inventories (Note 8)	92,760	89,441	Other liabilities (Note 16)	17,749	18,129
Investments (Note 5)	2,010,128	1,946,145	Subtotal Non-Current Liabilities	2,263,611	2,198,031
Fixed assets, net (Note 9)	3,372,045	3,405,851	Provisions (Note 17)	12,267	12,881
Intangible assets, net	50,570	42,362	Total Non-Current Liabilities	2,275,878	2,210,912
Subtotal Non-Current Assets	5,723,011	5,659,430	Total Liabilities	3,677,412	3,516,669
Negative goodwill, net (Note 10)	(368,036)	(389,300)	Minority interest	315,304	316,826
Total Non-Current Assets	5,354,975	5,270,130	SHAREHOLDERS´ EQUITY	2,429,305	2,481,815
Total Assets	6,422,021	6,315,310	Total Liabilities and Shareholders´ Equity	6,422,021	6,315,310

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

. Alejandro G Elsztain Vice president II Acting as President

Unaudited Consolidated Statements of Income
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010

In thousands of pesos, except “earnings per share” (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2011	December 31, 2010
Revenues	739,613	697,675
Costs	(257,977)	(270,431)
Gross profit	481,636	427,244
Selling expenses	(45,550)	(61,381)
Administrative expenses	(105,231)	(106,152)
Subtotal	(150,781)	(167,533)
Gain from recognition of inventories at net realizable value	35,248	35,930
Net gain from retained interest in securitized receivables	-	5,042
Operating income (Note 3)	366,103	300,683
Amortization of negative goodwill, net	8,865	1,819
Financial results generated by assets:
Interest income	11,144	12,314
Foreign exchange gain	17,429	9,349
Other holding results	(19,519)	11,511
Subtotal	9,054	33,174
Financial results generated by liabilities:
Interest expense	(136,217)	(101,822)
Foreign exchange loss	(91,853)	(20,655)
Other financial expenses	(6,526)	(1,951)
Subtotal	(234,596)	(124,428)
Financial results, net (Note 18 a.)	(225,542)	(91,254)
Gain on equity investees	58,570	73,721
Other expenses, net (Note 18 b.)	(7,987)	(15,279)
Income before taxes and minority interest	200,009	269,690
Income tax and Minimum Presumed Income Tax (MPIT)	(65,313)	(49,071)
Minority interest	(1,644)	(50,061)
Net income for the period	133,052	170,558
Earnings per share (Note 13 to the Unaudited Basic Financial Statements)
Basic net income per share	0.230	0.295
Diluted net income per share	0.230	0.295

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

. Alejandro G Elsztain Vice president II Acting as President

Unaudited Consolidated Statements of Cash Flows
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina
	December 31, 2011	December 31, 2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	312,274	151,354
Cash and cash equivalents as of the end of the period	333,504	297,708
Net Increase in cash and cash equivalents	21,230	146,354
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	133,052	170,558
Adjustments to reconcile net income to cash flows from operating activities:
Income tax and MPIT	65,313	49,071
Gain on equity investees	(58,570)	(73,321)
Amortization of negative goodwill, net	(8,865)	(1,819)
Minority interest	1,644	50,061
Gain from recognition of inventories at net realizable value	(35,248)	(35,930)
Allowances and provisions	19,656	32,460
Depreciation and amortization	86,971	79,148
Accrued interest	99,881	97,007
Financial results, net	135,012	(1,363)
Long-term incentive program reserve (Note 23 to the Unaudited Basic Financial Statements)	2,396	-
Net carrying value of fixed assets sold	1,138	(255)
Net loss from the derecognition of intangible assets	(536)	-
Gain from Inventory barter transactions	-	(19,332)
Net income from sales of real estate property	(3,297)	-
Additions of intangible assets	(1,438)	-
Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
Increase in accounts receivable, net	(49,161)	(121,393)
Decrease (Increase) in other receivables	3,914	(28,530)
Decrease in inventories	71,372	27,174
(Increase) in intangible assets, net	-	(2,082)
Increase in trade accounts payable	18,741	78,907
(Decrease) in taxes payable, salaries and social security payable	(90,083)	(79,924)
Increase in customer advances	2,982	27,411
Decrease in other liabilities	(22,524)	(27,932)
Net cash provided by operating activities	372,350	219,916
CASH FLOWS FROM INVESTING ACTIVITIES:
Net loans collections	-	40
Advance payments for the acquisition of shares	-	(1,185)
Increase in current investments	(1,371)	(2,927)
Share-holding increase in equity investees	(24,040)	(788,963)
Increase in minority interest	212	-
Acquisition of undeveloped parcels of land	(200)	(115)
Acquisition and improvements of fixed assets	(49,342)	(33,858)
(Outflows) Inflows for the acquisition / sale of subsidiaries, net	(6,651)	45,322
Collection of dividends	2,669	2,200
Loans granted to related parties, net	(10,684)	26,314
Net cash used in investing activities	(89,407)	(753,172)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds (payments) in short-term and long-term debt, net	75,842	(80,059)
Loans from related parties, net	(2,821)	-
Bank overdrafts, net	19,970	190,340
Capital contribution by minority owners in related parties	6,808	2,262
Proceeds from issuance of non-convertible notes, net of expenses	-	607,449
Interest paid	(116,993)	(53,542)
Dividends paid	(219,049)	(127,079)
Payments for the acquisition of shares in related companies	(12,524)	(10,399)
Reimbursement of dividends	6,937	-
Proceeds from issuance of non-convertible notes, net of expenses	-	150,638
Payment of non convertible notes	(19,883)	-
Net cash (used in) generated by financing activities:	(261,713)	679,610
NET INCREASE IN CASH AND CASH EQUIVALENTS	21,230	146,354
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

. Alejandro G Elsztain Vice president II Acting as President

Unaudited Consolidated Statements of Cash Flows (Continued)
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010

In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2011	December 31, 2010
Supplemental cash flow information
Income tax paid	78,450	13,486

Non-cash activities:
Decrease in inventories through an increase in fixed assets	-	9,264
Issuance of Trust Exchangeable Certificates	-	18,786
Increase in non-current investments through a decrease in other liabilities	-	16,044
Increase in non-current investments through a decrease in other receivables	-	36,229
Increase in minority interest through a decrease in other liabilities	-	20,557
Decrease in inventories through an increase in customer advances	2,602	-
Decrease in inventories through a decrease in customer advances	-	1,920
Decrease in inventories through a decrease in trade accounts payable	10,925	-
Transfer of fixed assets to inventories	10,471	-
Decrease in other investments through an increase in inventories	-	64,140
Increase in inventories through a decrease in non-current investments	-	14,541
Cumulative translation adjustment of subsidiaries	20,061	4,448
Transfer of undeveloped parcels of land to inventories	-	3,030
Increase in other receivables through an increase in taxes payable	4,795	-
Decrease in long-term debt through an increase in shareholders´equity	38	-
Decrease in intangible assets, through a decrease in trade accounts payable	1,153	-
Decrease in other receivables	8,025	-
Decrease in account receivable, net	646	-
Decrease in non-current investments	16,004	-
Decrease in trade accounts payable	(7,345)	-
Decrease in other liabilities	(17,330)	-
Increase in fixed assets, net through an increase in long-term debt	-	53,896

Composition of cash and cash equivalents at the period end
Cash and Banks	217,951	102,688
Current investments	170,330	273,829
Subtotal cash and banks and current investments	388,281	376,517
Less: (items not considered cash and cash equivalents)
Mutual funds	29,028	56,006
Retained interest in securitized receivables	-	1,697
Stock shares	17,128	20,611
Mortgage bonds issued by Banco Hipotecario S.A.	481	479
Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A.	8,127	-
Other investments	13	16
Cash and cash equivalents	333,504	297,708

. Alejandro G Elsztain Vice president II Acting as President

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2011	December 31, 2010
Sale/Acquisition of subsidiaries
- Accounts receivable, net	(1,307)	278,805
- Other receivables	(1,436)	64,299
- Investments	-	97,287
- Fixed assets, net	(11,885)	2,829
- Intangible assets, net	(9,434)	-
- Trade accounts payable	1,684	(204,255)
- Customer advances	571	-
- Short-term and long-term debt	-	(91,173)
- Salaries and social security payable	49	(11,221)
- Taxes payable	418	(14,637)
- Other liabilities	64	9,381
- Trade accounts payable	-	6,625
Net value of assets deconsolidated/acquired/sold not considered cash and cash equivalents.	(21,276)	137,940
- Impairment and sale of investment	-	(15,326)
- Remaining investment	-	(28,968)
- Minority interest	(1,434)	(30,388)
- Negative goodwill, net	(12,468)	3,316
Net value of assets deconsolidated/acquired/sold	(35,178)	66,574
- Seller financing	26,989	-
- Cash in advance	1,538	(21,252)
Collection/Payment of cash from sale/acquisition of subsidiaries	(6,651)	45,322

. Alejandro G Elsztain Vice president II Acting as President

Notes to the Unaudited Consolidated Financial Statements

For the six-months periods beginning July 1, 2011 and 2010 and ended December 31, 2011 and 2010
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

Financial Statements have been prepared in constant currency.

The Company has consolidated its balance sheets at December 31, and June 30, 2011, statements of income and cash flows for the six-month periods ended December 31, 2011 and 2010 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”) and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and by the National Securities Commission. All significant intercompany balances and transactions have been eliminated in consolidation. The Unaudited Consolidated Financial Statements include the assets, liabilities and results of operations of the following controlled subsidiaries:

	December 31, 2011	June 30, 2011	December 31, 2011	June 30, 2011
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (1)	100.00	100.00	100.00	100.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”) (2)	94.87	94.89	94.87	94.89
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A. ("Tyrus")	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A.	76.34	76.34	76.34	76.34
Unicity S.A. (1)	100.00	100.00	100.00	100.00

(1)	See Note 16.7. to the Unaudited Basic Financial Statements
(2)	See Note 16.2. and 18.2. to the Unaudited Basic Financial Statements

NOTE 1:	(Continued)

a.	(Continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries (of which the Company holds a direct interest) that follow have been included in the Unaudited Consolidated Financial Statements, applying the proportionate consolidation method.

COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
	December 31, 2011	June 30, 2011	December 31, 2011	June 30, 2011
Cyrsa S.A. (“CYRSA”) (1)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (2)	50.00	50.00	50.00	50.00
Quality Invest S.A.(“Quality”) (3)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipações ("CYRELA"). (See Note 22 A.1.).
(2)	The Company holds joint control of this company with Euromayor S.A.
(3)	The Company has joint control of this company with EFESUL S.A (See Note 16.9. to the Unaudited Basic Financial Statements).

They also include assets, liabilities and net income of the companies controlled indirectly through subsidiaries.

b.	Comparative Information

Balance items as of June 30, 2011 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the six-month period ended December 31, 2011 of income and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

The financial statements as of June 30, 2011 and December 31, 2010 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of December 31, 2011.

NOTE 1:	(Continued)

c.	Additional information about Tarshop S.A.´s sale

On September 13, 2010, APSA sold 80% of Tarshop S.A.. Consequently, the Unaudited Statement of Income and the Unaudited Statement of Cash Flows as of December 31, 2010 include income and cash flows, respectively, for the two-month period in which APSA still controlled it. As from the sale, results generated from the remaining investment are disclosed under caption “Gain on equity investees”.

The following table shows a summary of the effect that would have had Tarshop S.A.’s de-consolidation on the Statement of Income and Statement of Cash Flows as of December 31, 2010.

Statements of income	Financial Statements issued as of December 31, 2010 Ps.	Tarshop S.A. as of December 31, 2010 Ps.	Financial Statements assuming the sale as of December 31,2010 Ps.
Revenues	697,675	(53,887)	643,788
Costs	(270,431)	18,032	(252,399)
Gross profit	427,244	(35,855)	391,389
Operating income (Note 3)	300,683	(16,454)	284,229
Gain on equity investees	73,721	17,525	91,246
Net income for the period	170,558	-	170,558

Statements of Cash Flows	Financial Statements issued as of December 31, 2010 Ps.	Tarshop S.A. as of December 31, 2010 Ps.	Financial Statements assuming the sale as of December 31,2010 Ps.
Cash Flow:
-Provided by operating activities	219,916	22,002	241,918
-(Used in) Provided by investing activities	(753,172)	101	(753,071)
-Provided by (used in) financing activities	679,610	(28,553)	651,057

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 1 a., have been prepared on a consistent basis with those applied by the Company. The Note 1 a. to the Unaudited Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

In addition to the description in the Unaudited Basic Financial Statements:

a.	Revenue recognition

• Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

NOTE 2:                 (Continued)

a.	(Continued)

Additionally, APSA charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A., company in which APSA has shares of 99.99996%, acts as the leasing agent for APSA bringing together APSA and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission rights and commissions from rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

•	Consumer Financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among others. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has or has not been made.

NOTE 2:                 (Continued)

a.	(Continued)

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

b.	Investments

•	Equity investees and other non-current investments

The interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 22 B.3., as of the date of issuance of these unaudited financial statements, APSA maintains a 20% investment in Tarshop S.A. that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop S.A.’s decisions and the intention to keep it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

c.	Intangible assets, net

Intangible assets are carried at restated cost less accumulated amortization and corresponding allowances for impairment in value, if applicable. Included in the intangible assets caption are the following:

• Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (see Notes 22 B.1. and 24 B.5.), after the opening of the shopping center.

• Trademarks

Trademarks include the expenses and fees related to their registration.

NOTE 2:                 (Continued)

c.	(Continued)

• Pre-operating and organization expenses

These expenses are amortized by the straight-line method in 3 years, starting upon the opening of the shopping center.

The net carrying value of these assets does not exceed their estimated recoverable value at period/year end.

• Non-compete agreement

These expenses were amortized by the straight-line method in 28 months, starting upon December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus written off this intangible (See Note 22 B.3.).

d.       Negative Goodwill, net

Amortizations were calculated through the straight-line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the negative goodwill, net” caption of the Statement of Income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

NOTE 2:                 (Continued)

e.       Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest, thus reducing its value pro rata the units that are granted notarial titled deed. Liabilities in kind have been shown in the “Trade account payables” caption.

NOTE 3:	NET INCOME BY BUSINESS SEGMENT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of properties, Office and other Non-Shopping center Rental Properties, Shopping centers, Hotel Operations, Consumer financing and Financial operations and others.

A general description of each segment follows:

•	Development and Sale of properties

This segment includes the operating results of the Company´s construction and/or sale of property business.

•	Office and other Non-Shopping center Rental Properties

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of shopping centers activities.

NOTE 3:	(Continued)

•	Hotel operations

This segment includes the operating results of the Company's hotels principally comprised of room, catering and restaurant revenues.

•	Consumer financing

Includes the results of granting of consumer credits, of credit cards receivables and related securitization programs carried through Tarshop S.A. (See Note 1 c.) and APSAMEDIA S.A. (See Note 22 B.11.).

•	Financial operations and others

This segment primarily includes results related to or generated by security transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investees of the company related to the banking industry.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Unaudited Basic Financial Statements and in Note 2 to the Unaudited Consolidated Financial Statements.

NOTE 3:                  (Continued)

The following information provides the operating results from each business segment:

As of December 31, 2011

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	124,166	91,205	435,980	85,034	3,228	-	739,613
Costs	(94,444)	(15,689)	(90,198)	(55,222)	(2,424)	-	(257,977)
Gross profit	29,722	75,516	345,782	29,812	804	-	481,636
Selling expenses	(9,213)	(4,463)	(22,879)	(10,919)	1,924	-	(45,550)
Administrative expenses	(19,166)	(21,645)	(42,617)	(21,523)	(280)	-	(105,231)
Subtotal	(28,379)	(26,108)	(65,496)	(32,442)	1,644	-	(150,781)
Gain from recognition of inventories at net realizable value	35,248	-	-	-	-	-	35,248
Operating income/(loss)	36,591	49,408	280,286	(2,630)	2,448	-	366,103

Depreciation and amortization (b)	47	11,294	69,091	6,535	4	-	86,971
Acquisition of fixed assets, net and intangible assets, net	-	10,113	36,319	2,910	-	-	49,342
Non-current investments in equity investees	87,560	208,804	-	295,497	39,672	977,937	1,609,470

Operating assets	736,358	1,348,769	2,441,498	502,588	18,506	977,937	6,025,656
Non-operating assets	37,462	31,523	(179,119)	73,936	44,282	388,281	396,365
Total assets	773,820	1,380,292	2,262,379	576,524	62,788	1,366,218	6,422,021

Operating liabilities	20,320	117,533	477,358	39,932	5,430	-	660,573
Non-operating liabilities	524,197	468,964	1,614,057	226,237	2,271	181,113	3,016,839
Total liabilities	544,517	586,497	2,091,415	266,169	7,701	181,113	3,677,412

(a) Includes offices, commercial and residential premises.
(b) Included in operating income

NOTE 3:                 (Continued)

The following information provides the operating results from each business segment:

As of December 31, 2010

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	117,329	81,712	330,736	105,106	62,792	-	697,675
Costs	(87,838)	(14,535)	(83,928)	(62,626)	(21,504)	-	(270,431)
Gross profit	29,491	67,177	246,808	42,480	41,288	-	427,244
Selling expenses	(4,428)	(4,928)	(19,045)	(12,092)	(20,888)	-	(61,381)
Administrative expenses	(22,343)	(23,824)	(34,258)	(19,475)	(6,252)	-	(106,152)
Subtotal	(26,771)	(28,752)	(53,303)	(31,567)	(27,140)	-	(167,533)
Gain from recognition of inventories at net realizable value	35,930	-	-	-	-	-	35,930
Gain from retained interest in securitized receivables	-	-	-	-	5,042	-	5,042
Operating income	38,650	38,425	193,505	10,913	19,190	-	300,683

Depreciation and amortization (b)	217	11,247	59,888	7,099	697	-	79,148
Acquisition of fixed assets, net and intangible assets, net	14	573	27,963	5,257	51	-	33,858
Non-current investments in equity investees (c)	84,062	207,074	-	277,248	49,459	923,807	1,541,650

Operating assets (c)	671,738	1,367,767	2,413,943	479,881	26,198	1,007,869	5,967,396
Non-operating assets (c)	40,754	44,846	(175,462)	36,913	22,510	378,353	347,914
Total assets (c)	712,492	1,412,613	2,238,481	516,794	48,708	1,386,222	6,315,310

Operating liabilities (c)	24,491	137,990	402,523	39,030	31,112	-	635,146
Non-operating liabilities (c)	483,151	436,886	1,568,627	198,135	-	194,724	2,881,523
Total liabilities (c)	507,642	574,876	1,971,150	237,165	31,112	194,724	3,516,669

(a) Includes offices, commercial and residential premises.
(b) Included in operating income
(c) Information as of June 30, 2011
(1) See Note 1.c..

NOTE 4:                 CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2011	June 30, 2011
Cash on hand	2,693	1,768
Bank accounts	215,258	166,402
	217,951	168,170

NOTE 5:	INVESTMENTS

The breakdown for this item is as follows:

	December 31, 2011	June 30, 2011
Current
Mutual funds	144,581	204,167
Stock shares	17,128	2,912
Mortgage bonds issued by Banco Hipotecario S.A.	481	477
Other investments	13	12
Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	8,127	2,615
Total Current	170,330	210,183

Non-current
Banco Hipotecario S.A. (1)	971,304	917,690
Banco de Crédito & Securitización S.A. (Note 16.10. to the Unaudited Basic Financial Statements)	6,633	6,117
Hersha Hospitality Trust (Note 22 A.2.)	274,107	277,248
New Lipstick LLC (Note 22 A.3.)	120,854	115,946
Rigby 183 LLC (Note 22 A.6.)	87,950	91,128
Tarshop S.A. (Note 22 B.3.)	39,672	49,459
Bitania 26 S.A. (Note 22 A.8.)	21,390	-
TGLT S.A. (Notes 22 B.12. and 16.8. to the Unaudited Basic Financial Statements)	59,031	56,381
Manibil S.A.	28,529	27,681
Advance payments for the acquisition of shares (Note 16.10. to the Unaudited Basic Financial Statements)	272	1,797
Non-convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	2,690	7,706
Other investments	535	501
Subtotal	1,612,967	1,551,654

NOTE 5:	(Continued)

	December 31, 2011	June 30, 2011
Undeveloped parcels of land:
Santa María del Plata	158,750	158,742
Puerto Retiro (2)	54,275	54,370
Caballito plot of land	45,814	45,814
Patio Olmos (Note 22 B.4.)	33,385	33,475
Zetol plot of land (Note 22 A.5.)	33,289	31,721
Air Space Coto	16,110	16,110
Air Space Soleil Factory	6,676	6,676
Vista al Muelle plot of land (Note 22 A.5.)	23,231	22,140
Canteras Natal Crespo	5,967	5,779
Pilar	3,408	3,408
Other undeveloped parcels of land	16,256	16,256
Subtotal	397,161	394,491
Total non-current	2,010,128	1,946,145

(1)
As of December 31, and June 30, 2011, includes Ps. 25,351 and Ps. 21,863, respectively, as goodwill and higher and lesser values and unrealized profits resulting from intergroup transactions. As of December 31, and June 30, 2011 represents 446,515,208 shares with a quoted value at closing equivalent to Ps. 1.48 and Ps. 2.36 per share, respectively.

(2)	See Note 21 A.(i).

NOTE 6:                 ACCOUNT RECEIVABLE, NET

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Leases and services and from the sale of properties receivables	116,598	18,586	97,025	14,300
Checks to be deposited	111,722	-	95,226	-
Consumer financing receivables	14,314	-	70,248	-
Hotel receivables	15,647	-	9,954	-
Related parties (Note 19)	8,043	-	8,767	-
Receivables with collection agents	4,616	-	4,869	-
Pass-through expenses receivables	36,096	-	18,953	-
Debtors under legal procedures	50,691	-	48,954	-
Receivables from the sale of fixed assets	-	-	4,034	-
Notes receivables	12,537	-	5,987	-
Credit cards receivables	523	-	497	-
Less:
Allowance for leases, services and from sale of properties receivables and consumer financing receivables	(67,789)	-	(114,946)	-
Allowance for hotel receivables	(454)	-	(570)	-
	302,544	18,586	248,998	14,300

NOTE 7:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 19)	45,384	434	42,270	415
Prepaid expenses and services	36,254	4,018	43,632	3,114
Value Added Tax (“VAT”)	38,202	44,009	42,386	49,059
Gross revenue tax	5,337	1,225	6,947	1,067
MPIT	2,565	91,205	1,824	84,492
Income tax, net	1	-	2,373	-
Loans granted, net	684	-	644	-
Deferred Income Tax	-	43,400	-	30,383
Mortgage receivable	-	2,208	-	2,208
Others	18,201	4,673	15,093	4,478
Less:
Allowance for doubtful mortgage receivable	-	(2,208)	-	(2,208)
Present value	-	(10,042)	-	(11,677)
	146,628	178,922	155,169	161,331

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Horizons Project (Note 22 A.1.)	175,782	-	209,458	-
Caballito Nuevo (1)	2,660	441	5,473	-
Rosario plot of land (2)	6,220	-	25,511	-
Units to be received Beruti (Note 19)(3)	-	23,608	-	23,309
Units to be received Caballito (Note 19)(4)	-	52,205	-	51,999
El Encuentro (5)	1,665	1,680	4,432	1,486
Torres de Rosario (Note 22 B.5.)	13,625	5,805	9,320	4,388
Plots of land receivable Pereiraola (6)	-	8,200	-	8,200
Inventories (hotel operations)	3,938	-	3,575	-
Abril	358	727	1,085	-
Museo Renault (7)	21,148	-	-	-
Other inventories	4,197	94	3,806	59
	229,593	92,760	262,660	89,441

(1)	See Note 5 (2) to the Unaudited Basic Financial Statements.
(2)	See Note 22 B.10.
(3)	See Note 22 B.6.
(4)	See Note 16.11 to the Unaudited Basic Financial Statements.
(5)	See Note 5 (3) to the Unaudited Basic Financial Statements.
(6)	See Note 16.3 to the Unaudited Basic Financial Statements.
(7)	See Note 16.1 to the Unaudited Basic Financial Statements.

NOTE 9:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	December 31, 2011	June 30, 2011
Hotels
Llao Llao	72,802	75,207
Intercontinental Buenos Aires	52,678	52,288
Sheraton Libertador	39,482	41,091
Bariloche plots of land	21,900	21,900
Subtotal Hotels	186,862	190,486

Office buildings
Edificio República	213,161	215,535
Torre BankBoston	151,144	152,498
Bouchard 551	147,078	148,242
Intercontinental	77,163	78,394
Dot Baires Office Building	104,069	105,144
Bouchard 710	63,764	64,277
Dique IV	61,092	62,218
Maipú 1300	36,213	36,904
Costeros Dique IV	18,229	18,523
Libertador 498 (See Note 16.1 to the Unaudited Basic Financial Statements)	9,819	12,024
Suipacha 652	10,258	10,484
Avda. De Mayo 595	4,138	4,255
Madero 1020	187	197
Rivadavia 2768	178	191
Sarmiento 517	237	244
Subtotal Office buildings	896,730	909,130

Other fixed assets
Catalinas Norte plot of land	108,802	102,666
Santa María del Plata	12,511	12,508
Constitución 1159	6,387	6,387
Museo Renault (See Note 16.1 to the Unaudited Basic Financial Statements)	1,825	4,692
Thames (See Note 16.1 to the Unaudited Basic Financial Statements)	-	3,897
Casona Abril	2,424	2,525
Constitución 1111	833	854
Alto Palermo Park	540	542
Predio San Martín	69,435	69,994
Other	6,634	5,350
Subtotal Other fixed assets	209,391	209,415

NOTE 9:                 (Continued)

	December 31, 2011	June 30, 2011
Shopping Centers
Dot Baires	488,790	495,836
Abasto	321,700	325,352
Alto Palermo	267,347	279,937
Patio Bullrich	133,984	136,466
Mendoza Plaza	121,658	123,312
Alto Rosario	138,286	138,472
Alto Avellaneda	165,836	169,456
Paseo Alcorta	133,140	133,090
Córdoba Shopping - Villa Cabrera (Note 24 B.1.)	77,761	78,527
Soleil Factory	72,090	68,578
Alto NOA	40,565	40,912
La Ribera	12,292	-
Suppliers advances	16,930	11,151
Neuquén Project (Note 24 B.2.)	20,691	17,063
Buenos Aires Design	16,711	18,103
Other fixed assets	18,157	28,815
Other properties	23,860	22,486
Units to be received Beruti	9,264	9,264
Subtotal Shopping Centers	2,079,062	2,096,820
Total	3,372,045	3,405,851

NOTE 10:                      NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	December 31, 2011	June 30, 2011
Goodwill:
Alto Palermo S.A.	19,375	20,194
Arcos del Gourmet S.A.	6,259	-
Torre BankBoston	5,377	5,481
Nuevo Puerto Santa Fe S.A.	6,209	-
Museo Renault	1,127	2,951
Conil S.A.	343	343
Subtotal goodwill	38,690	28,969

NOTE 10:                      (Continued)

	December 31, 2011	June 30, 2011
Negative goodwill:
Alto Palermo S.A. (Note 16.2. to the Unaudited Basic Financial Statements)	(347,973)	(358,080)
Palermo Invest S.A.	(37,141)	(38,180)
Empalme S.A.I.C.F.A. y G.	(5,878)	(6,127)
Mendoza Plaza Shopping S.A.	(2,697)	(2,783)
Unicity S.A.	(3,601)	(3,601)
Emprendimiento Recoleta S.A.	(102)	(127)
Soleil Factory	(9,334)	(9,371)
Subtotal negative goodwill	(406,726)	(418,269)
Total negative goodwill, net	(368,036)	(389,300)

NOTE 11:                      TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Suppliers	56,842	24	42,414	47
Accruals	71,197	-	60,830	-
Liabilities in kind “Horizons Project” (See Note 22 A.1.)	25,518	-	36,443	-
Related parties (Note 19)	5,177	-	9,905	-
Others	3,182	-	3,557	-
	161,916	24	153,149	47

NOTE 12:                      CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Customers advances	115,934	-	137,020	-
Admission rights	69,204	77,196	60,822	66,885
Lease advances	40,496	28,106	35,021	27,359
	225,634	105,302	232,863	94,244

NOTE 13:                      SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Bank overdrafts	440,279	-	420,032	-
Bank loans (1)	207,906	28,887	128,448	27,585
Non-Convertible Notes – APSA 2012 US$ 154 M (6)	14,329	-	28,889	-
Convertible Notes- APSA 2014 – US$ 50 M (5)	2	3,846	3	4,640
Non-Convertible Notes – APSA 2017 US$ 120 M (4)	4,516	455,129	4,490	432,591
Non-Convertible Notes – 2017 (3)	21,990	641,956	20,960	612,419
Non-Convertible Notes – 2020 (3)	32,287	627,467	30,800	598,116
Related parties (Note 19)	2,504	-	2,345	-
Seller financing (2)	68,361	83,662	47,846	81,568
	792,174	1,840,947	683,813	1,756,919

(1)  Balances as of December 31, 2011 includes:

(a) Ps. 30,103 as current balance and Ps. 28,887 as a non-current balance related to debt for purchase República building (see Note 8 (1) a) to the Unaudited Basic Financial Statements).
(b) Ps. 60,713 as current corresponding to loans granted by Banco Provincia due in May and July, 2012 respectively, at a nominal fixed rate of 14% per annum. (See Note 8 (1) b) to the Unaudited Basic Financial Statements).
(c) Ps. 19,398 current balance corresponding to Hoteles Argentinos S.A.’s mortgage loan. (Note 21.A. (ii)).
(d) Ps. 5,724 current balance, which pertain to a loan of Nuevas Fronteras S.A. from Standard Bank Argentina, due in June 2012 at a fixed rate of 15.55%.
(e) Ps. 4,781 as current balance, which pertain to loans of Nuevas Fronteras S.A. from Standard Bank Argentina, due in December 2011 and June 2012, respectively, at a fixed rate in dollars of 3.7% and 3.9% respectively. The amount is disclosed net of issuance expenses for Ps. 222.
(f) Ps. 15,201 as current balance, which pertain to a loan of Nuevas Fronteras S.A. from Banco de San Juan, due in November 2012, at a fixed rate of 15.75% per annum.
(g) Ps. 50,129  as current corresponding to a loan granted by Banco Nación due in November 2012 at a nominal Badlar rate plus 400 basic points.
(h) Ps. 21,526 as current corresponding to a  loan of Real Estate Investment Group L.P. with Citibank N.A., due in December 28, 2012 at a LIBOR rate plus 2.75%.
(i) Ps. 331 which pertain to miscellaneous.

(2)  Balances as of December 31, 2011 includes mainly:

(a) Ps. 23,232 as current balance and a Ps. 11,621 as non-current balance to the debt from acquisition of Zetol S.A. (See Note 22 A.5.).
(b) Ps. 12,919 as current balance and a Ps. 1,608 as non-current balance related to the seller financing for purchase of Arcos del Gourmet S.A. (See Note 22 B.1.).
(c) Ps. 1,361 as current balance and a Ps. 35,639 as non-current balance related to the debt from acquisition of Soleil Factory (See Note 22 B.2.).
(d) Ps. 18,756 as current balance and Ps. 33,141 as non-current balance related to the debt for purchase of Predio San Martín. (Note 22 A.7.).
(e) Ps. 12,093 as current balance and a Ps. 1,653 as non-current balance corresponding to the debt from acquisition of Nuevo Puerto de Santa Fe S.A. (See Note 22 B.9.).

(3)  See Note 17 to the Unaudited Basic Financial Statements.

(4)  See Note 23 A.2. Disclosed net of the issuance debt costs to be accrued for Ps. 2,464 and Ps. 5,600 lower value. See Note 18.1 to the Unaudited Basic Financial Statements

(5)  Corresponds to the outstanding balance of Convertible Notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company  as of December 31, 2011 for Ps.6,175 current and Ps. 136,601 non-current. As of December 31, 2011, the non-current balance includes a higher value of Ps. 3,811.

(6)  See Note 23 A.2. Disclosed net of the Notes held by the Company for Ps. 13,276 and issuance debt costs to be accrued for Ps. 7 and Ps. 1,020 of higher value.

NOTE 14:	SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	December 31, 2011	June 30, 2011
Provision for vacation and bonuses	16,339	27,333
Social Security payable	6,810	7,596
Salaries payable	2,815	61
Others	1,365	802
	27,329	35,792

NOTE 15:	TAXES PAYABLE

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Income tax provision, net	70,884	-	67,912	-
Tax amnesty plan for income tax payable	1,923	16,431	1,759	17,386
VAT, net	18,118	-	21,615	-
MPIT, net	2,475	5,743	1,933	-
Gross revenue tax payable	5,756	-	1,607	-
Tax withholdings	9,206	-	13,345	-
Provision for tax on shareholders personal assets	4,575	-	3,961	-
Tax amnesty plan for gross revenue tax	1,791	3,736	486	832
Tax amnesty plan for ABL	142	-	1,464	1,927
Deferred Income Tax	-	273,679	-	308,547
Others	25,498	-	4,971	-
	140,368	299,589	119,053	328,692

NOTE 16:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Accrual for Directors´ fees(1) (Note 19)	6,383	-	15,612	-
Guarantee deposits	3,900	8,100	4,128	6,302
Derivative financial instrument (Note 25.a))	1,751	-	-	-
Payables to National Parks Administration (Note 20)	1,100	-	1,100	-
Contributed leasehold improvements (Note 24 B.3.)	266	9,037	332	9,170
Other payable	-	-	16,004	-
Related parties (Note 19)	16,248	20	35,674	20
Dividends payable	3,128	-	-	-
Loans with shareholders of related parties	7,750	263	1,000	252
Present value	-	(93)	-	(95)
Others	7,191	422	5,218	2,480
	47,717	17,749	79,068	18,129

(1)	As of December 31 and June 30, 2011, disclosed net of advances to Directors for Ps. 21,040 and Ps. 37,544 , respectively.

NOTE 17:	PROVISIONS

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Allowance for contingencies	6,396	12,267	2,019	12,881
	6,396	12,267	2,019	12,881

NOTE 18 a.:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	December 31, 2011	December 31, 2010
Financial results generated by assets:
Interest income	8,947	9,991
Interest on discounting assets	2,197	2,323
Subtotal interest income	11,144	12,314
Foreign exchange gain	17,429	9,349
(Loss)/Gain on financial operations	(19,519)	11,511
Subtotal other holding results	(19,519)	11,511
Total financial results generated by assets	9,054	33,174

Financial results generated by liabilities:
Interest expense	(136,210)	(101,882)
Interest on discounting liabilities	(7)	60
Subtotal interest expense	(136,217)	(101,822)
Foreign exchange loss	(91,853)	(20,655)
Loss on derivative financial instruments	(2,100)	-
Others	(4,426)	(1,951)
Subtotal other financial expenses	(6,526)	(1,951)
Total financial results generated by liabilities	(234,596)	(124,428)
Total financial results, net	(225,542)	(91,254)

NOTE 18 b.:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2011	December 31, 2010
Other income:
Recovery of allowances	1,811	9
Sale of client base and assignment of portfolio	385	-
Others	2,053	274
Subtotal other income	4,249	283
Other expenses:
Donations	(4,579)	(4,070)
Tax on Shareholders´ personal assets	(2,035)	(2,440)
Provision for contingencies	(3,696)	(1,708)
Unrecoverable VAT	(19)	(560)
Others	(1,907)	(6,784)
Subtotal other expenses	(12,236)	(15,562)
Total Other expenses, net	(7,987)	(15,279)

NOTE 19:	COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

a.	Balances as of December 31 and June 30, 2011 held with related companies, persons and shareholders are as follows:

Related parties	Account receivables – current	Other receivables- current	Other receivables- non current	Inventories – Units to be received Beruti and Caballito- non current	Trade accounts payable – current	Short-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	1	17	434	-	(4)	-	(23)	-	425
Banco Hipotecario S.A. (2)	276	-	-	-	(1,045)	-	-	-	(769)
Cactus Argentina S.A. (2)	32	-	-	-	(3)	-	-	-	29
Canteras Natal Crespo S.A. (4)	434	48	-	-	-	-	-	-	482
Consorcio Libertador (3)	32	25	-	-	(27)	-	(4)	-	26
Consorcio Dock del Plata (3)	-	-	-	-	(76)	-	-	-	(76)
Consorcio Torre Boston (3)	38	199	-	-	(141)	-	-	-	96
Consultores Assets Management S.A. (3)	2,087	29	-	-	(10)	-	-	-	2,106
Cresud S.A.C.I.F. y A. (5)	52	27,974	-	-	(236)	-	(14,884)	-	12,906
Cyrsa S.A. (4)	134	220	-	-	(179)	-	(185)	-	(10)
Directors (3)	1	156	-	-	(49)	-	(6,383)	(20)	(6,295)
Elsztain Managing Partners Ltd (3)	-	-	-	-	-	-	(34)	-	(34)
Elsztain Reality Partner Master Fund I (3)	-	105	-	-	-	-	(92)	-	13
Elsztain Reality Partner Master Fund II (3)	-	13	-	-	-	-	(2)	-	11
Elsztain Reality Partner Master Fund III (3)	-	116	-	-	-	-	-	-	116
Estudio Zang, Bergel y Viñes (3)	-	51	-	-	(568)	-	-	-	(517)
Fundación IRSA (3)	41	2	-	-	(1)	-	-	-	42
Futuros y Opciones.com S.A. (2)	69	-	-	-	(8)	-	-	-	61
Hersha Hospitality Trust (2)	-	2,817	-	-	-	-	-	-	2,817
Irsa Developments LP (2)	-	8	-	-	-	-	(4)	-	4
Real Estate Strategies LP (2)	-	80	-	-	-	-	(9)	-	71
Lipstick Management LLC (2)	-	438	-	-	-	-	-	-	438
Museo de los Niños (3)	1,688	-	-	-	(31)	-	-	-	1,657
New Lipstick LLC (2)	-	1,527	-	-	-	-	(692)	-	835
Nuevo Puerto Santa Fe (4)	77	-	-	-	(54)	-	(7)	-	16
Personnel loans (3)	36	5,803	-	-	(350)	-	(256)	-	5,233
Puerto Retiro S.A. (4)	59	60	-	-	(5)	-	-	-	114
Quality Invest S.A. (4)	178	-	-	-	-	-	(56)	-	122
Tarshop S.A. (2)	1,174	5,696	-	-	(1)	-	-	-	6,869
TGLT S.A. (2)	1,634	-	-	75,813	(2,389)	(2,504)	-	-	72,554
Totals as of December 31, 2011	8,043	45,384	434	75,813	(5,177)	(2,504)	(22,631)	(20)	99,342

NOTE 19:                      (Continued)

a.	(Continued)

Related parties	Account receivables - current	Other receivables - current	Other receivables - non current	Inventories – Units to be received Beruti and Caballito- non current	Trade accounts payable - current	Short-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	61	6	415	-	-	-	-	-	482
Banco Hipotecario S.A. (2)	225	-	-	-	(252)	-	-	-	(27)
Cactus Argentina S.A. (2)	28	-	-	-	(3)	-	-	-	25
Canteras Natal Crespo S.A. (4)	403	41	-	-	-	-	-	-	444
Consorcio Libertador (3)	140	16	-	-	(65)	-	(4)	-	87
Consorcio Torre Boston (3)	1,076	344	-	-	(836)	-	-	-	584
Consultores Assets Management S.A. (3)	997	29	-	-	(10)	-	-	-	1,016
Cresud S.A.C.I.F. y A. (5)	19	19,112	-	-	(71)	-	(15,778)	-	3,282
Cyrsa S.A. (4)	1,750	11	-	-	(1,725)	-	-	-	36
Directors (3)	2	155	-	-	-	-	(15,612)	(20)	(15,475)
Elsztain Managing Partners Ltd (3)	-	-	-	-	-	-	(53)	-	(53)
Elsztain Reality Partner Master Fund I (3)	-	48	-	-	-	-	(584)	-	(536)
Elsztain Reality Partner Master Fund II (3)	-	31	-	-	-	-	(275)	-	(244)
Elsztain Reality Partner Master Fund III (3)	-	77	-	-	-	-	-	-	77
Estudio Zang, Bergel y Viñes (3)	-	9	-	-	(1,241)	-	-	-	(1,232)
Fundación IRSA (3)	33	1	-	-	(1)	-	-	-	33
Futuros y Opciones.com S.A. (2)	16	-	-	-	(8)	-	-	-	8
Hersha Hospitality Trust (2)	-	2,690	-	-	-	-	-	-	2,690
Irsa Developments LP (2)	-	7	-	-	-	-	(4)	-	3
Real Estate Strategies LP (2)	-	64	-	-	-	-	(8)	-	56
Lipstick Management LLC (2)	-	448	-	-	-	-	-	-	448
Museo de los Niños (3)	1,781	-	-	-	(9)	-	-	-	1,772
New Lipstick LLC (2)	-	960	-	-	-	-	(622)	-	338
Personnel loans (3)	61	2,522	-	-	(146)	-	(1,000)	-	1,437
Puerto Retiro S.A. (4)	58	63	-	-	(5)	-	-	-	116
Quality Invest S.A (4)	799	241	-	-	-	-	(16)	-	1,024
Tarshop S.A (2)	660	13,715	-	-	(5,533)	-	(17,330)	-	(8,488)
TGLT S.A (2)	658	1,680	-	75,308	-	(2,345)	-	-	75,301
Totals as of June 30, 2011	8,767	42,270	415	75,308	(9,905)	(2,345)	(51,286)	(20)	63,204

NOTE 19:                      (Continued)

b.	The Statement of Income balances for the six – month periods ended December 31, 2011 and 2010, held with related companies, persons and shareholders are as follows:

Related parties	Sale and fees for services	Leases	Interest and exchange differences	Fees	Share services – salaries and bonuses	Donations	Totals
Canteras Natal Crespo S.A. (4)	24	-	2	-	-	-	26
Consorcio Libertador (3)	61	7	-	-	-	-	68
Consorcio Torre Boston (3)	161	-	-	-	-	-	161
Consultores Assets Management S.A. (3)	-	59	-	-	-	-	59
Cresud S.A.C.I.F. y A. (5)	-	385	1,481	-	(32,838)	-	(30,972)
Cyrsa S.A. (4)	-	4	-	-	-	-	4
Directors (3)	-	-	-	8,564	-	-	8,564
Estudio Zang, Bergel y Viñes (3)	-	-	-	211	-	-	211
Fundación IRSA (3)	-	-	-	-	-	(1,640)	(1,640)
Inversiones Financieras del Sur S.A. (3)	-	-	71	-	-	-	71
Tarshop S.A. (2)	110	2,476	-	-	-	-	2,586
Personnel Loans	-	-	194	-	-	-	194
Totals as of December 31, 2011	356	2,931	1,748	8,775	(32,838)	(1,640)	(20,668)

NOTE 19:                      (Continued)

b.	(Continued)

Related parties	Sale and fees for services	Leases	Cost of services	Interest and exchange differences	Fees	Share services – salaries and bonuses	Donations	Totals
Canteras Natal Crespo S.A. (4)	24	-	-	2	-	-	-	26
Consorcio Libertador (3)	61	6	-	-	-	-	-	67
Consorcio Dock del Plata (3)	78	-	-	-	-	-	-	78
Consorcio Torre Boston (3)	161	-	(2,966)	-	-	-	-	(2,805)
Consultores Assets Management S.A. (3)	-	11	-	-	-	-	-	11
Cresud S.A.C.I.F. y A. (5)	-	339	-	(4,631)	-	(27,670)	-	(31,962)
Cyrsa S.A. (4)	-	4	-	-	-	-	-	4
Directors (3)	-	-	-	(3)	(30,099)	-	-	(30,102)
Estudio Zang, Bergel y Viñes (3)	-	-	-	-	(2,783)	-	-	(2,783)
Fundación IRSA (3)	-	-	-	-	-	-	(1,526)	(1,526)
Tarshop S.A. (2)	95	1,821	-	80	-	-	-	1,996
Parque Arauco S.A. (1)	-	-	-	(315)	-	-	-	(315)
Personnel Loans	-	-	-	138	-	-	-	138
Totals as of December 31, 2010	419	2,181	(2,966)	(4,729)	(32,882)	(27,670)	(1,526)	(67,173)

(1)           Shareholders of Alto Palermo S.A.
(2)           Subsidiary (direct or indirect).
(3)           Related party.
(4)           Joint control.
(5)           Shareholders.

NOTE 20:	NATIONAL PARKS ADMINISTRATION DISPUTE

-	Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. In March 2004, after different stages of judicial proceeding LLH paid Ps. 9,156 in cash and EDB.

Furthermore, the plaintiff requested to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy. After various judicial instances, such liquidation was approved. In April 2010, LLR paid Ps. 12,297 in cash and bonds, in addition to the Ps. 826 which had already been levied through an attachment. On December 28, 2011, the court settlement that cancels the amounts owed was ruled.

At the same time, the plaintiff stated that the deposited amounts were in line with the settlement that had taken place on June 30, 2007,and that was eventually approved in the framework of these proceedings on December 5, 2007. As a result, it argued that the interest accrued until actual payment was to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance to be deposited by LLR would amount to US$ 659. As of December 31, 2011, the Company’s attorneys have estimated the contingency at Ps. 587. In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount insufficient. After various judicial instances, the courts rendered a decision favorable to LLR and considered the debt related to interest settled.

Since LLR had a credit balance as regards the deposit made pursuant to settlement approved in the proceedings, on February 18, 2011 LLR filed a remedy for relief whereby it requested that the Court of Appeal issue a decision on the amount deposited in excess and order the eventual repayment to the defendant. The Court of Appeal ruled that the claim should be treated by the Court of original jurisdiction. Hence, the file was returned to the original Court. There, the auctioneer has requested payment of fees, which were decreased to Ps. 1.1 million plus VAT after LLR’s appeal was favorable. LLR presented a proposal to pay the auctioneer’s fees settled, which will be withheld from the funds seized, from the freely disposable funds (Ps. 826) and from the funds invested in time deposits in dollars. Likewise, LLR requested professional fees to be settled and resolution of the pending clarifying remedy as to the amount deposited in excess.

NOTE 20:                      (Continued)

As of the date these financial statements, the Company’s attorneys have informed that the fees were made available to be collected. The remaining balance will be used to pay incidental expenses until the court process finishes.

NOTE 21:	RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

(i)       Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A.. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court  on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Notice has been served upon the commercial court that the criminal cause of action was declared extinguished by operation of the statutes of limitation and that the accused were acquitted. However, this ruling was challenged by filing an appeal in cassation, which is why the other decision is still not final.

NOTE 21:                      (Continued)

A.	(Continued)

(i)	(Continued)

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues to consider that the request for bankruptcy will be denied by the court. However, taking the particular characteristics into account and the progress of the legal action, this position cannot be considered conclusive.

(ii)	Loan of Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006, HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$ 5.07 million due in March, 2010.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed a new loan from Standard Bank Argentina S.A., for a total amount of Ps. 19.0 million, which accrued interest at a fixed rate, payable on a quarterly basis.  The capital mature on March 15, 2011. On this date, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million at a fixed rate (capital plus interest) to be paid on September 12, 2012; US$ 0.4 million at a fixed rate (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million at a fixed rate, with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

As a guarantee for this transaction, the Company entered into a put option agreement (Put Right) with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan.

As of the date of these financial statements, HASA had committed no event of default.

NOTE 21:                      (Continued)

A.	(Continued)

(iii)	The company and subsidiaries have mortgages over the following properties:

Properties	Book value as of December 31, 2011
Edificio República	213,161
Predio San Martín	69,435
Soleil Factory	72,090
Zetol plot of land	33,289
Vista al Muelle plot of land	23,231
Bariloche plots of land	21,900

(iv)	New Lipstick LLC maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC’s shares.

(v)
To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A., pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to such agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A..

(vi)	On December 28, 2011, 2,061,856 shares of Hersha Hospitality Trust were transferred to Citibank N.A. as collateral for the loan (see Note 13 (1) (h)).

B.	Alto Palermo S.A. (APSA)

(i)
On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a pledge on the Company´s Class I Non-Convertible Notes issued on May 11, 2007, for a face value of US$ 1.2 million (See Note 22 B.3.).

(ii)	On August 3, 2011, a mortgage was constituted on Soleil Factory (See Note 22 B.2.).

NOTE 21: (Continued)

B.	(Continued)

(iii)
As mentioned in Note 24 B.5., to secure the fulfillment of the Concession Agreement with ADIF, Arcos del Gourmet S.A. committed itself to hire a surety bond of Ps. 4,460, make an escrow deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. These surety bonds were hired during October 2011.

(iv)
   As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25,030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2011 amounts to Ps. 45,814 (disclosed in the "Non-current investments- Undeveloped plots of land”).

NOTE 22:   ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Creation of CYRSA - Horizons Project

In January 2007, the Company acquired two adjacent plots of land located in Vicente López, Province of Buenos Aires (one of them, through the purchase of Rummaala S.A., which was the owner of that plot of land and currently is merged with CYRSA S.A.). The purchase price was US$ 36.2 million of which US$ 30.3 million will be cancelled by handing over certain units of the building to be constructed. As security for this obligation, a pledge was constituted over the shares of Rummaala S.A. and a mortgage was constituted over the Company´s building Suipacha 652.

In April 2007, the Company constituted CYRSA S.A. (“CYRSA”) and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. The Company contributed the plots of land and the related liability in kind for a net value of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

NOTE 22:	(Continued)

A.	(Continued)

1.	(Continued)

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

Each buyer chose from the following purchase plans:

-	The balance is cancelled in installments and is fully paid at the time of transfer signature of deeds or,

-
Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

As of December 31, 2011, the percentage of completion of the “Horizons” project was 99%. Three of the six towers included in the project have already been completed and are currently signing the title deeds.

2.	Acquisition of Hersha Hospitality Trust (“Hersha")

On August 4, 2009, the Company, through Real Estate Investment Group L.P. (REIG) acquired 5,700,000 shares representing approximately 10.4% of Hersha´s common stock and a call option that matures on August 4, 2014 to purchase an additional 5,700,000 shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million. As part of the agreement, the Company´s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

NOTE 22:	(Continued)

A.	(Continued)

2.	(Continued)

In January, March and October 2010, the Company through its subsidiaries purchased 11,606,542 additional shares of Hersha’s common stock, for an aggregate purchase price of US$ 47.9 million.

During fiscal year ended on June 30, 2011, the Company through its subsidiaries sold 2,542,379 common shares in Hersha, for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

As of December 31, 2011 the Company´s direct and indirect interest in Hersha amounts to 9.17%. If the call option was exercised and the Company´s interest was not diluted due to newly issued shares, the Company´s interest in Hersha would be 12.12%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for its fair value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 78 hotels throughout the United States of America totaling approximately 10,621 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California, Los Angeles and Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

3.	Acquisition of Lipstick Building, New York

In July 2008, the Company (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Avenue LLC” (“Metropolitan”), which main asset (through its subsidiaries) was a rental office building in New York City known as the “Lipstick Building” and the debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

NOTE 22:	(Continued)

A.	(Continued)

3.	(Continued)

During 2009 and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred in significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment and a liability of US$ 1.5 million which represented the Company’s maximum commitment to fund Metropolitan’s operations.

In December 2010, the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”) will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), the new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

NOTE 22:	(Continued)

A.	(Continued)

4.	Acquisition of shares in Banco Hipotecario S.A.

During the last fiscal years, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of December 31, 2011, the Company´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

5.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended on June 30, 2009, the Company (through Tyrus) acquired by a minimum payment a 100% ownership interest in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay. Later, the Company sold 50% of its interest in Liveck to Cyrela Brazil Realty S.A. for an amount of US$ 1.3 million.

Simultaneously, Liveck acquired a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

The total price of the purchase of all the shares in Zetol had been fixed at US$ 7.0 million, of which US$ 2.0 million have already been paid, the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus an annual 3.5% compensatory interest rate calculated on the total outstanding amount and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of the Company. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest), the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% compensatory interest rate on the outstanding amounts. As of September 10, 2010, it was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or Ernesto Kimelman or a company owned by Ernesto Kimelman as the case may be), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of said purchase and sale.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

On the balance sheet date, having failed to execute the shareholders' agreement or to sign an agreement to extend the term for such execution, the parties have not expressed their intention to perform the obligations assumed under the agreement to purchase the stock of Vista al Muelle S.A. and Zetol S.A.

The Company and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

In view of the additional development capacity granted by the IMC, the companies agree to pay maximum the sum of US$ 8.1 million for all concepts solely with works and other services as consideration thereof. The works to be carried out in consideration thereof are described in the Contract Plan.

Furthermore, the companies may exercise an option included in the agreement that entitles them to a 15% reduction of the total consideration amount, provided 80% of such consideration has been already been performed with a term of four years as from execution of the Contract Plan.

On the other hand, it states that if the companies do not build the square meters of additional development capacity granted to them, the total consideration amount will also be reduced proportionately as the parties agree.

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, the Company and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, the Company’s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, the Company agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, the Company will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

6.	Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, the Company together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the sum of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained an additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed as works progress.

NOTE 22:	(Continued)

A.	(Continued)

6.	(Continued)

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”).

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street.

There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lower part of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter acquired has been US$ 3,717.

7.	Acquisition of facilities located in San Martín

On March 31, 2011, Quality subscribed a Contract for the Purchase and Sale of Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. ( “Nobleza”) located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On May 31, 2011, the deed was executed.

The purchase price was agreed on US$ 33 million, and payment was made as per the following detail: US$ 9.9 million have already been paid, and the balance of US$ 23.1 million, plus interests at a 7.5% nominal annual rate calculated on outstanding balances, will be cancelled in three equal and consecutive annual installments. The first installment is due to be paid on May 31, 2012. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate.

Likewise, Quality subscribed a lease agreement with Nobleza, by means of which the latter will continue occupying the property for a maximum term of three years, with the purpose of gradually moving the plant, its main distribution center and the administrative offices to another site.

NOTE 22:	(Continued)

A.	(Continued)

7.	(Continued)

On April 11, 2011, Quality requested the National Antitrust Commission ("CNDC") to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. As of the date these financial statements are issued, the resolution of the appeal is pending.

8.	Acquisition of Bitania 26 S.A.´s shares

On December 12, 2011, Ritelco S.A. purchased 9,800,000 non-transferable nominative common shares, of one vote each, issued by the company Bitania 26 S.A., representative of 49% of its capital stock. Bitania 26 S.A. owns the hotel “Esplendor Savoy” in the city of Rosario. The amount of the transaction was set in US$ 5.0 million, which has been settled as of December 31, 2011.

9.	Supertel Hospitality Inc. (“Supertel”)

On November 16, 2011, the Company informed that Real Estate Strategies L.P. (“RES”), an investment company managed and controlled by the Company, signed a purchase agreement of Supertel’s shares, subject to the approval of Supertel’s shareholders and to RES’s satisfaction with the restructuring of certain debt of Supertel.

In case the conditions described above are met, RES will invest US$ 20.0 million in return for 2 million preferred shares to be issued by Supertel. The investment will also include a purchase option to acquire up to a maximum of 1 million of preferred shares at US$ 10 each.

The mentioned preferred shares will accrue a preferred dividend of 6.25% per annum and will grant, subject to certain limitations, the same politic rights as those of the common shares. Additionally, subject to certain limitations, they will be convertible into Supertel’s common shares, at a rate of ten shares per preferred share, for a five-year term.

NOTE 22:	(Continued)

A.	(Continued)

9.	(Continued)

As part of the agreement, RES will also receive warrants to purchase 20 million of common shares, which can increase up to 30 million, in case RES exercises the option for the additional preferred shares. Subject to certain limitations, these warrants can be exercised at any time at a price of US$ 1.20 per share, within a five-year term after the transaction is closed.

The Company, by means of RES, communicated to Supertel that it will increase its interest by exercising the above mentioned option to purchase 1 million of additional preferred shares at a price of US$ 10.0 million.

The issuing and sale of the preferred shares was subject to the approval of Supertel’s Shareholders’ Special Meeting, which took place on January 31, 2012.

In such Special Meeting, Supertel’s Shareholders, through the required voting, approved the issuing and sale of up to 3 million of preferred shares, 30 million of common shares which can be issued when the preferred shares are converted, and the issuing of the warrants to purchase up to 30 million of additional common shares, in favor of RES, as per the purchase agreement.

On February 1st, 2012, Supertel issued and sold 2.1 million of preferred shares to RES for US$ 21.0 million. Likewise, the parties expect the transaction regarding the 0.9 million of remaining shares to be completed soon.

B.	Alto Palermo S.A.

1.	Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, APSA acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock of Arcos del Gourmet S.A. The price was established at fixed amount of US$ 5.14 million plus a variable amount equal to the 20% of the investment required in order to develop the project, up to a maximum of US$ 6.9 million.

NOTE 22:	(Continued)

B.	(Continued)

1.	(Continued)

On September 7, 2011, APSA acquired additional shares which represent 8.185% of the voting capital in the amount of US$ 1.75 million. Furthermore, it agreed to modify the variable price of shares acquired in 2009 by setting it at 10% of any capital increase made in Arcos de Gourmet S.A., which of the issuance date of these financial statements constitutes the remaining balance. The above is recognized at its present value and is disclosed in the accounts Short and Long-term Debt.

2.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an Agreement for Partial Transfer of Goodwill with INC S.A. for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities.

On July 1st, 2010, APSA and INC S.A. executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INC S.A. transferred the goodwill of the commercial center; becoming operational on such date. Guidelines provided that INC S.A. did not transfer APSA its receivables or its payables from the part of the goodwill transferred originated before executing the final agreement. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises were excluded from the transaction.

On April 12, 2011, the National Antitrust Commission notified APSA of its authorization of this transaction.

On August 3, 2011, INC S.A. granted to APSA the conveyance deed of the property.

The total price for this transaction was US$ 20.7 million of which, US$ 7.1 million were paid at the time of subscription of the purchase agreement, US$ 1 million at the time of recording the public deed, and the balance of US$ 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in seven annual and consecutive installments having matured the first installment on July 1, 2011. The capital will be settled with the last interest installment.

NOTE 22:	(Continued)

B.	(Continued)

2.	(Continued)

Additionally, APSA granted a first-grade privilege mortgage on the property in favor of INC S.A. to secure payment of the balance plus interest to be accrued up to the effective payment date.

The above is disclosed in the accounts Short and Long-term Debt for its net present value.

Furthermore, APSA has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances. This transaction was subject to certain conditions precedent, among which APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory.

Having complied with such condition on July 1, 2010, APSA shall start the works on May 2, 2011. However, before starting with the works, INC S.A. should have: a) granted the title deeds to APSA's future units to APSA, and b) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA's future units. As of the date of issuance of these unaudited financial statements, any of the two conditions have been fulfilled.

3.	Sale of equity interest in Tarshop S.A.

On October 30, 2009, Tarshop S.A. capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%.

During January 2010, APSA acquired the remaining minority interest (1.4122%) in Tarshop S.A. for US$ 0.54 million, reaching the 100% of the shareholding.

On December 22, 2009, APSA reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

NOTE 22:	(Continued)

B.	(Continued)

3.	(Continued)

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a security agreement over its own Series I Notes, issued on May 11, 2007, for a face value of Ps. 1.2 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

On October 11, 2011 Banco Hipotecario released 50% of the pledged Non-Convertible Notes and the remaining 50% would be released after two years as from the date appearing on the Closing Minute.

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

4.	Acquisition of the building known as Ex-Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, APSA acquired the building known as Edificio Ex-Escuela Gobernador Vicente de Olmos (Patio Olmos), located in the city of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 238 month, with a current monthly fee of Ps. 15.1 while the next increase is scheduled for the 281 month.

NOTE 22:	(Continued)

B.	(Continued)

4.	(Continued)

On September 25, 2007, the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Afterwards, the government of the Province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin theater. APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

APSA has recorded this transaction as non-current investments.

5.	Barter transaction agreements

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, Plot 2G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) fifteen (15) functional housing units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios  del  Alto S.A. will  build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of US$ 1.1 million.

NOTE 22:	(Continued)

B.	(Continued)

5.	(Continued)

On December 28, 2011, APSA and Condominios del Alto S.A. signed a deed by means of which Condominios del Alto S.A. transferred the units committed in favor of APSA, thus settling the consideration to be fulfilled by Condominios del Alto S.A.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

On April 14, 2011, APSA and Condominios del Alto S.A. subscribed a supplementary deed which specifies the functional housing units (apartments) that were compromised in the barter transaction agreement that should be transferred to APSA and the ownership title of the forty five (45) parking spaces and five (5) storage spaces.

6.	Beruti plot of land

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A.. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and (iv) the amount of US$ 10.7 million payable upon granting the title deed. This amount has been settled as of the date of these Unaudited consolidated financial statements.

NOTE 22:	(Continued)

B.	(Continued)

6.	(Continued)

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.  TGLT constituted in favor of APSA a mortgage on the real estate, as collateral for the fulfillment of the obligations assumed in the title deed.

The above is disclosed in the accounts inventory and fixed assets, in the line Units to be received Beruti.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo (remedy for legal protection against violation of rights)”, which ruled the suspension of the works.

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

TGLT S.A. and APSA filed appeals against the resolution that ruled the cautionary measure to suspend the works. These appeals are pending to be solved.

7.	Barter with CYRSA S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, APSA and CYRSA signed an agreement in order to finish the barter agreement.

NOTE 22:	(Continued)

B.	(Continued)

8.	Paraná plot of land

On June 30, 2009, APSA subscribed a Letter of Intent by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:
i)	US$ 0.05 million was settled as prepayment on July 14, 2009,
ii)	US$ 0.1 million was settled upon executing such agreement, and
iii)	US$ 0.35 million will be paid upon executing the title deed.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership will be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

The real estate is disclosed under the fixed assets line item.

9.	Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, APSA, by itself and through its controlled affiliate Torodur S.A. (buyers) (see Note 16.4. to the Unaudited Basic Financial Statements), acquired from Boldt S.A. and Inverama S.A. (sellers) a fifty per cent (50%) stake in the shares of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is lessee of a property built and operated as a shopping center (La Ribera) in the port of the city of Santa Fe, Province of Santa Fe.

The purchase price payable for this acquisition of a 50% stake amounts to US$ 4.5 million payable over 19 monthly non-interest bearing installments, the latter installment being payable on February 2013. This debt is disclosed at its net present value under the Short and long term debt line item.

NOTE 22:	(Continued)

B.	(Continued)

9.	(Continued)

Additionally, the purchasers will pay to the sellers, proportionally to the shares purchased, fifty (50%) of the working capital calculated on the purchase agreement, which will stem from the special closing financial statements of NPSF. The latter will prepare them as a supplement to the price.

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe would not raise any challenge against the transaction.

As of August 18, 2011, once this condition was met the actual transfer of shares was completed. APSA and Torodur became owner of 33.33% and 16.66% of the capital stock respectively, which together represent 50% of the voting capital of NPSF. Likewise GRAINCO S.A. owns the remaining of 50% of the capital stock. Furthermore, NPSF and Casino Puerto de Santa Fe entered into a sublease agreement which replaces the previous lease agreement originally held by NPSF.

10.	Sale of properties

Rosario plot of land

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe:

Lots		Offer acceptance date	Agreed price (in thousands of US$)	Collected amount 12/31/11 (in thousands of US$)	Title deed´s date
2	A	04/14/10	4,200	4,200	05/26/11
2	E	05/03/10	1,430	1,430	09/29/10
2	F	11/10/10	1,931	1,931	07/06/11
2	B	12/03/10	1,507	1,507	08/11/11
2	C	12/03/10	1,507	1,507	08/11/11
2	D	12/03/10	1,539	1,026	-

The lots subject to these transactions have been recorded to the Inventories account.

NOTE 22:	(Continued)

B.	(Continued)

11.	APSAMEDIA S.A.´s operations (formerly Metroshop S.A., which changed its legal name)

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "A” share representing 50% of Metroshop S.A.'s capital stock.

On January 13, 2011, APSA and Metronec S.A. executed a share purchase agreement by which Metronec S.A. has sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "B” share representing 50% of APSAMEDIA S.A.'s capital stock.

As an action subsequent to the taking over, APSAMEDIA made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)
Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them).

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.
iii)	All credit card customers or accounts and consumer loans.
iv)	Lease agreements on certain branches and their personal property.
v)	Labor agreements for payroll personnel.

Finally, on April 18, 2011, APSA transferred to Fibesa S.A. (APSA´s subsidiary) 1,840,000 shares, representative of 5% of APSAMEDIA S.A.’s capital stock for a total amount of Ps. 0.8 million, which has been canceled as of the date of these unaudited financial statements.

NOTE 22:	(Continued)

B.	(Continued)

11.	(Continued)

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. APSAMEDIA S.A. will continue providing its services, which have been broadened in scope:

-	Consumer credit marketing and financing.
-	Issuance and marketing of credit cards.
-	Performance of any type of agency and representation.
-	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Inspección General de Justicia (Corporate Record Office) on August 29, 2011, under number 17,795.

As of December 31, 2011, APSA´s direct and indirect interest in APSAMEDIA S.A. amounted to 100%.

On October 7, 2011, APSAMEDIA, as trustor, together with Comafi Fiduciario Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called "Consumo Centro", which was assigned by APSAMEDIA under trust the legal ownership of certain receivables that were not in good standing, including consumer loans, credit card receivables and refinanced receivables generated by APSAMEDIA in the ordinary course of business, and which shall issue pass-through in favor of the Original Holder. Receivables assigned to the trust amount to Ps. 39.1 million approximately, which were reserved.  APSAMEDIA will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the Assignment in Trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by APSAMEDIA between August 26, 2011, cutoff date, and on October 7, 2011, which amount to Ps. 0.15 million were transferred to a pesos-denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million.

NOTE 22:	(Continued)

B.	(Continued)

12.	Purchase of TGLT S.A.’s shares

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per share, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

Thereafter, during fiscal year 2011, APSA acquired 1,017,284 additional shares for a total consideration of Ps. 9.2 million, representing 8.87% of the TGLT S.A. shares at the end of that year.

During the six month period ended December 31, 2011, APSA acquired 262,927 additional shares for a total amount of Ps. 2.6 million, thus reaching together with the Company’s interest to 9.25 % of the capital stock of TGLT S.A. at the end of the period.

NOTE 23:                   CAPITAL STOCK AND CONVERTIBLE AND NON COVERTIBLE NOTES PROGRAM

A.	Alto Palermo S.A.

1.     Issuance of convertible notes.

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each, maturing on July 19, 2014.

Convertible Notes accrued interest at a fixed nominal rate of 10% per annum. Interest is payable semi-annually. They can be converted at any time by choice of each Corporate Noteholder into common shares at a conversion price which is the higher of: (i) the result of dividing the Company’s shares face value (Ps. 0.1) by the exchange rate, and (ii) US$ 0.0324, which means that each Convertible Corporate Note can be turned into 30.864 shares of Ps. 0.1 face value. The shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

NOTE 23:	(Continued)

A.	(Continued)

1.	(Continued)

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

On October 7, 2010, holders of Convertible Notes for a face value of US$ 15.5 million exercised their conversion rights. Consequently, the Company issued 477,544,197 shares of common stock with a face value of Ps. 0.1 each. As from the conversion and issuing of the shares, common stock of APSA increased from 782,064,214 to 1,259,608,411 shares.

Additionally, on September 21, 2011, a Convertible Corporate Noteholder exercised his conversion right. Thus, the Company issued 277,777 common shares of Ps. 0.1 face value each. After the conversion and issue of the shares, the Company’s capital stock increased from 1,259,608,411 to 1,259,886,188 common shares. Therefore, as from the program issuing date until December 31, 2011, the Convertible Corporate Noteholders have exercised their right to convert in APSA common shares for a total amount of US$ 18.3 million.

As of December 31, 2011, APSA’s Convertible Notes amounts to US$ 31.7 million, mainly held by the Company. (See Note 23 A.3.).

On May 26, 2011 APSA has made an offer to repurchase them, subject to certain conditions (See Note 23 A.3.).

NOTE 23:	(Continued)

A.	(Continued)

2.	Issuance of notes

On May 11, 2007, APSA issued two new series of Non-Convertible notes for a total amount of US$ 170 million. These issuances are included within the Global Issuance Program of Non-Convertible notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007. The APSA´s Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Non-Convertible notes in place up to US$ 200 million, reaching a total amount of US$ 400 million.

Series I relates to the issuance of US$ 120 million, capital maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a pledge on its Series I Non-Convertible notes Corporate Notes issued on May 11, 2007, for a face value of US$ 1.2 million.

Series II relates to the issuance of Ps. 154 million (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007.

On April 18, 2011 APSA acquired from Cresud S.A.C.I.F. y A., the Company´s parent company, Non-Convertible notes Series I due in 2017 for a face value of US$ 5 million at a price of US$ 5.1 million, which resulted from averaging the prices quoted by three banks plus accrued interest until settlement of the transaction. As of December 31, 2011, total Series I and Series II Non-Convertible notes repurchased by APSA amount to US$ 10.0 million and US$ 1.4 million, respectively. Such Non-Convertible notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

NOTE 23:	(Continued)

A.	(Continued)

2.	(Continued)

As of December 31, 2011, the Company holds Corporate Notes Series II in the nominal amount of Ps. 13.3 million.

Additionally, under such Global Issuance Program of Non-Convertible Notes, on November 10, 2009, the placement of the two new Series of Non-Convertible Notes for a total value of Ps. 80.7 million was completed.

Series III relates to the issuance of Ps. 55.8 million, which matured on May 12, 2011 and accrued interest at variable Badlar rate plus a 3 % payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the series referred above.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million), which matured on May 12, 2011 and accrued interest at a fixed rate of 6.75%, payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the series referred above.

The APSA´s Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the creation of a Global Program for the issuance of securities representing short-term debt (up to one year term) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

NOTE 23:	(Continued)

A.	(Continued)

3.	Capital increase

On May 26, 2011, APSA’s Ordinary and Extraordinary Shareholders Meeting, held on this date, decided, among other points, the following:

•
Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of par value Ps. 0.10 each, on one or many offerings, with a share premium or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the share premium, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of par value Ps. 1 or US$ 25.1 per ADS and a maximum price of Ps. 75 per share of par value Ps. 1 or US$ 73.4970 per ADS.

•
Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager, or the people that they authorize.

•
Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 calendar days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

•
Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible notes with par value US$ 31,755,502, for the amount of US$ 36.1 million, equivalent to US$ 1.13666 per convertible note.

NOTE 24:                      SIGNIFICANT EVENTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Banco Hipotecario´s treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

On April 13, 2011, Banco Hipotecario´s Special Shareholders Meeting decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company's capital stock in any given period of 12 months.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in the Company’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

NOTE 24:	(Continued)

A.     (Continued)

1.	(Continued)

Dividends Payment

Banco Hipotecario’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010. As per the Company’s holding, it is entitled to Ps. 30.5 million.

As of the date of issuance of these unaudited financial statements, the availability of this dividend is liable to BCRA’s approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval. Additionally, on January 27, 2012, BCRA issued communications “A” 5272 and “A” 5273, by means of which it ruled the increase of some parameters of minimum capital stock to be paid-in in order to allow for dividends distribution.

2.	Compensation plan for executive management

The Company has developed during the period ended June 30, 2007, the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation and contributions to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made.  One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company's contribution will be 200% of monthly contributions and 300% of employees' extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

NOTE 24:	(Continued)

A.     (Continued)

2.	(Continued)

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•       Regular retirement under applicable labor regulations
•       Full or permanent disability or incapacity
•       Demise

In the case of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

During the six- month periods ended December 31, 2011 and 2010, contributions paid by the Company amount to Ps. 1,305 and Ps. 2,296.

3.	Compulsory expropriation order of the lot owned by Canteras Natal Crespo S.A.

On April 8, 2011, Canteras Natal Crespo S.A. (Canteras) and Caminos de las Sierras S.A. (Caminos) subscribed an agreement by means of which Canteras granted Caminos an occupation permit and the possession over a piece of land of approximately 2 ha. 8,250 square meters (portion), located on provincial road E-55 in the province of Córdoba, so that Caminos performed the works necessary for the toll road, based on the Concession agreement subscribed with the provincial Government.

With the aim of completely and adequately affecting the area to road works to be performed by Caminos, the land will be subject to the Compulsory Expropriation Regime ruled by Provincial Act No. 6,394 and its complementary rulings. The management and fulfillment of all the requirements provided by this Act will be exclusively in charge of Caminos, who shall start the proceedings within ninety (90) days as from the date of subscription of the Agreement.

NOTE 24:	(Continued)

A.     (Continued)

3.	(Continued)

The appraisal of the piece of land will be in charge of the provincial General Appraisal Council (Council) or the organization and/or entity established to replace it. Caminos has committed to the payment of compensation resulting from the appraisal performed by the Council plus 10% of the amount (compensation). As advance payment, Caminos gave the amount of Ps. 0.8 million. Once the appraisal is performed, Caminos shall pay Canteras the positive difference resulting from the compensation and the advances. The payment term shall be ninety (90) days from the Council’s resolution. Should the compensation be less than the amount advanced by Caminos, the amount already collected by Canteras will automatically be the final value for the piece of land and the existing difference shall be considered as repayment for the damages immediately and directly derived from the expropriation. As of the date these financial statements were issued, Canteras had granted Caminos the possession of the piece of land.

4.	Negative working capital

At the period end the Company had posted a Ps. 334,488 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

B.	Alto Palermo S.A.

1.     Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009, then merged into APSA), executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Blanch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping – Villa Cabrera, which are disclosed in Fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

NOTE 24:	(Continued)

B.	(Continued)

1.	(Continued)

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

•
An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of December 31, 2011, and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which mixed uses center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

NOTE 24:	(Continued)

B.	(Continued)

2.	(Continued)

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final.

On July 5, 2010, Shopping Neuquen S.A. began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality As of the date of issuance of these financial statements, an updated Schedule of Works was filed, which was not observed by the City Hall.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A,. pursuant to which Gensar S.A. has the right to acquire one of the plots of land that form part of a commercial undertaking of mixed use next to which Shopping Neuquén S.A. is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land.

On September 16, 2011 it executed a deed for the conveyance of title in favor of Gensar S.A., which deed is currently in the process of being registered with the relevant Real Estate Regulatory Entity.

3.	Contributed leasehold improvements - Other liabilities

In March 1996, Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At period / year-end, the amount pending of accrual is disclosed under Other liabilities – contributed leasehold improvements.

NOTE 24:	(Continued)

B.	(Continued)

4.	Acquisition of Cresud S.A.C.I.F. y A.´s Notes

On March 10, 2011, Emprendimiento Recoleta S.A. (controlled by APSA) acquired Cresud S.A.C.I.F. y A. Notes for a total amount of US$ 2.5 million due on March 10, 2013. Principal is amortized in four quarterly installments payable as from June 11, 2012 and accruing interest at a fixed rate of 7.5% per annum, payable in eight quarterly installments as from June 8, 2011.

5.	Arcos del Gourmet S.A.

(i)	Amendment Agreement of Arcos del Gourmet S.A.

On September 6, 2011, Arcos del Gourmet S.A. subscribed a restructuring agreement of the concession with ADIF (transferred to the rail wealth under ONABE’s jurisdiction), by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025 and Ps. 0.25 million (plus VAT) as from January 1st, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, to secure fulfillment of the agreement, Arcos del Gourmet S.A. committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. Likewise, Arcos de Gourmet S.A. took other obligations related to works to be performed.

This agreement would replace the one subscribed in ONABE.

NOTE 24:	(Continued)

B.	(Continued)

5.	(Continued)

(ii)	Capital increase

A Shareholders Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which finally approved Arcos´s financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.002594 per shares, which includes Ps. 0.001 par value per share and Ps. 0.001594 as share premium per share. The Shareholder Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, the debt-for-equity swap involving some loan agreements granted by APSA plus accrued interest, with the balance being paid-in in cash. As of the date these financial statements are issued, the registration of these increases before the Public Trade Registry is pending.

6.	Reimbursement of current and expired cash dividends.

On December 20, 2011, APSA received from Caja de Valores S.A. the amount of Ps. 5,838 for funds sent by the former to pay undistributed cash dividends, both for current dividends and for expired dividends, as per the following detail:

- Ps. 2,711 to expired dividends;
- Ps. 3,128 to current dividends.

Additionally, on December 30, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to expired dividends.

The amounts corresponding to current dividends are disclosed under the “Dividends payable” line item, while the funds corresponding to expired dividends were booked against “Retained Earnings”.

NOTE 25:   DERIVATIVES CONTRACTS

a)	Futures - APSA

During the period APSA entered into transactions with derivative instruments which resulted in an unrealized loss of Ps. 1,074 and is accounted for under "Other financing expense" in the Statement of Income.

The table below lists financial derivative transactions conducted during the period on the corresponding gains/losses thereon:

Futures	Bank	Amount US$	Due date	Gain (Loss)
Unsettled transactions
Purchase of dollars	Standard Bank Argentina S.A.	5,000	01/31/12	(502)
Purchase of dollars	Standard Bank Argentina S.A.	6,000	03/30/12	(373)
Subtotal				(875)
Settled transactions
Purchase of dollars	Banco Santander Río S.A.	6,000	11/30/11	79
Purchase of dollars	Standard Bank Argentina S.A.	5,000	12/31/11	(278)
Subtotal				(199)
Gain on transactions with derivative financial instruments				(1,074)

As of December 31, 2011, the balance of derivative financial instruments transactions amounts to Ps. 875, disclosed under “Other Payables” line item.

b)	Futures contracts – Hoteles Argentinos S.A. (HASA)

In order to reduce financing costs related to loans granted by Standard Bank Argentina S.A., HASA entered into non-deliverable forwards (“NDF”) for the purchase of US Dollars. During the six-month period ended December 31, 2011, the Company has recognized a loss on such transactions that amounts to Ps.150 included under “Other financial expenses” of the Statement of Income.

NOTE 26:         SUBSEQUENT EVENTS

Emprendimiento Recoleta S.A. (ERSA) Shareholders’ meeting

On January 9, 2012, ERSA (APSA’s subsidiary) Annual General and Special Shareholders’ Meeting was held. In the meeting the following main points were approved:

- Approval of the financial statements as of and for the fiscal year ended on June 30, 2011;

- Transfer to legal reserve of 5% of the net income for the fiscal year ended on June 30, 2011, i.e. the amount of Ps. 498.

- To pay a cash dividend of Ps. 5,000 and to allocate the balance to the account “Reserve for new projects”.

IRSA Inversiones y Representaciones
Sociedad Anónima

Free translation of the Unaudited Financial Statements
For the six-month periods
 beginning on July 1, 2011 and 2010
and ended December 31, 2011 and 2010

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of December 31 and June 30, 2011
In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2011	June 30, 2011		December 31, 2011	June 30, 2011

ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 2)	18,918	27,276	Trade accounts payable (Note 6)	18,776	18,734
Investments (Exhibits C and D)	42,168	42,188	Customer advances (Note 7)	7,550	4,971
Accounts receivable, net (Note 3)	39,582	48,536	Short-term debt (Note 8)	589,264	525,926
Other receivables (Note 4)	36,064	72,908	Salaries and social security payable	2,536	3,086
Inventories (Note 5)	26,698	11,979	Taxes payable (Note 9)	8,294	10,081
Total Current Assets	163,430	202,887	Other liabilities (Note 10)	54,014	23,856
			Subtotal Current Liabilities	680,434	586,654
			Provisions (Exhibit E)	5,511	1,082
			Total Current Liabilities	685,945	587,736
NON-CURRENT ASSETS
Accounts receivable, net (Note 3)	330	1,885
Other receivables (Note 4)	69,714	58,738	NON-CURRENT LIABILITIES
Inventories (Note 5)	63,253	61,685	Long-term debt (Note 8)	1,298,310	1,238,120
Investments (Exhibits C and D)	3,295,729	3,183,238	Taxes payable (Note 9)	12,030	41,809
Fixed assets, net (Exhibit A)	926,338	939,252	Other liabilities (Note 10)	56,150	60,112
Intangible assets, net (Exhibit B)	41	41	Total Non-Current Liabilities	1,366,490	1,340,041
Subtotal Non-Current Assets	4,355,405	4,244,839	Total Liabilities	2,052,435	1,927,777
Negative goodwill, net	(37,095)	(38,134)
Total Non-Current Assets	4,318,310	4,206,705	SHAREHOLDERS´ EQUITY (according to the corresponding statement)	2,429,305	2,481,815
Total Assets	4,481,740	4,409,592	Total Liabilities and Shareholders´ Equity	4,481,740	4,409,592

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G Elsztain Vice president II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010

In thousands of pesos (Note 1)
Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2011	December 31, 2010
Revenues	130,649	114,411
Costs (Exhibit F)	(36,524)	(41,978)
Gross profit	94,125	72,433
Administrative expenses (Exhibit H)	(34,868)	(40,358)
Selling expenses (Exhibit H)	(7,520)	(7,125)
Subtotal	(42,388)	(47,483)
Gain from recognition of inventories at net realizable value	25,031	12,192
Operating income	76,768	37,142
Amortization of negative goodwill, net	1,039	1,039
Financial results generated by assets:
Interest income	10,848	18,303
Foreign exchange gain	13,641	7,141
Other holding (loss) gain	(7,626)	6,630
Subtotal	16,863	32,074
Financial results generated by liabilities:
Interest expense (Exhibit H)	(107,136)	(74,269)
Foreign exchange loss	(67,358)	(16,993)
Other financial expenses (Exhibit H)	(3,247)	(1,951)
Subtotal	(177,741)	(93,213)
Financial results, net	(160,878)	(61,139)
Gain on equity investees (Note 12 c.)	187,741	190,068
Other expenses, net (Note 11)	(7,015)	(6,654)
Net income before tax	97,655	160,456
Income tax (Note 15)	35,397	10,102
Net income for the period	133,052	170,558
Earnings per share (Note 13):
Basic net income per share	0.230	0.295
Diluted net income per share	0.230	0.295

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G Elsztain Vice president II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
In thousands of pesos (Note 1)
Free translation from the original prepared in Spanish for publication in Argentina

	Shareholders’ contributions				Reserved earnings
Caption	Common stock (Note 14.a)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal Reserve (Note 14.b)	Reserve for new developments	Long-term incentive program reserve (Note 23)	Cumulative translation adjustment	Retained earnings	Total at the period end
Balances as of June 30, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	-	17,459	505,609	2,403,046
Cumulative translation adjustment	-	-	-	-	-	-	-	4,448	-	4,448
Approppiation of retained earnings approved by Shareholders meeting held 10.29.10
- Distribution of dividends	-	-	-	-	-	-	-		(120,000)	(120,000)
- Legal Reserve increase	-	-	-	-	16,725	-	-	-	(16,725)	-
- Reserve for new developments increase	-	-	-	-	-	197,776	-	-	(197,776)	-
Net gain for the period 07.01.10 – 12.31.10	-	-	-	-	-	-	-	-	170,558	170,558
Balances as of December 31, 2010	578,676	274,387	793,123	1,646,186	57,031	391,262	-	21,907	341,666	2,458,052
Approppiation of retained earnings approved by
Shareholders meeting held 05.26.11
- Distribution of dividends	-	-	-	-	-	-	-	-	(100,000)	(100,000)
Cumulative translation adjustment	-	-	-	-	-	-	-	12,217	-	12,217
Net gain for the period 01.01.11 – 06.30.11	-	-	-	-	-	-	-	-	111,546	111,546
Balances as of June 30, 2011	578,676	274,387	793,123	1,646,186	57,031	391,262	-	34,124	353,212	2,481,815
Approppiation of retained earnings approved by
Shareholders meeting held 10.31.11
- Distribution of dividends	-	-	-	-	-	-	-	-	(211,575)	(211,575)
- Legal Reserve increase.	-	-	-	-	14,105	-	-	-	(14,105)	-
- Reserve for new developments increase	-	-	-	-	-	56,421	-	-	(56,421)	-
Long-term incentive program reserve	-	-	-	-	-	-	2,312	-	-	2,312
Reimbursement of expired dividends. (see Note 1.5.r)	-	-	-	-	-	-	-	-	3,640	3,640
Cumulative translation adjustment	-	-	-	-	-	-	-	20,061	-	20,061
Net gain for the period 07.01.11 – 12.31.11	-	-	-	-	-	-	-	-	133,052	133,052
Balances as of December 31, 2011	578,676	274,387	793,123	1,646,186	71,136	447,683	2,312	54,185	207,803	2,429,305
The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G Elsztain Vice president II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010

In thousands of pesos (Note 1)
Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2011	December 31, 2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	45,162	57,467
Cash and cash equivalents as of the end of the period	28,758	119,296
Net (decrease) increase in cash and cash equivalents	(16,404)	61,829
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
• Net income for the period	133,052	170,558
- Adjustments to reconcile net income to cash flows from operating activities:
• Income tax accrued for the period	(35,397)	(10,102)
• Allowances and provisions	17,915	17,793
• Amortization and depreciation	11,555	12,238
• Gain on equity investees	(187,741)	(190,068)
• Financial results, net	50,357	(10,823)
• Accrued interest	105,279	63,047
• Long-term incentive program reserve (Note 23)	517	-
• Gain from recognition of inventories at net realizable value	(25,031)	(12,192)
• Amortization of negative goodwill, net	(1,039)	(1,039)
- Changes in certain assets and liabilities net of non-cash transactions:
• Decrease in accounts receivable net	15,476	6,689
• Increase in other receivables	(1,438)	(7,389)
• Decrease in inventories	19,213	24,626
• Decrease in trade accounts payable	(3,758)	(3,215)
• Increase (Decrease) in customer advances	4,800	(11,324)
• Decrease in taxes payable, salaries and social security payable	(3,644)	(2,995)
• Decrease in other liabilities	(7,817)	(12,179)
Net cash provided by operating activities	92,299	33,625
CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase in current investments	(21,937)	(15,704)
• Decrease in other investments	13,473	164,283
• Acquisition and improvements of fixed assets	(8,320)	(573)
• Decrease (Increase) in loans granted to related parties	35,637	(59,638)
• Share-holding increase in equity investees	(28)	(480,317)
• Irrevocable contributions in subsidiary companies	(1,723)	(241,182)
• Dividends collected	111,580	114,784
Net cash provided by (used in) investing activities:	128,682	(518,347)
CASH FLOWS FROM FINANCING ACTIVITIES:
• Dividends paid	(211,575)	(120,000)
• Proceeds from issuance of Non convertible notes 2020 net of expenses	-	567,449
• Increase in bank overdraft, net	29,073	116,370
• Increase in loans received from related parties	18,190	54,925
• Increase (payment) of loans	30,000	(40,000)
• Interest paid	(103,073)	(32,193)
Net cash (used in) provided by financing activities:	(237,385)	546,551
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENT	(16,404)	61,829

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G Elsztain Vice president II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (continued)
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2011	December 31, 2010
Supplemental cash flow information
• Income tax paid	-	5,598

Non-cash activities:
• Increase in non-current investments through a decrease in other receivables	-	56,593
• Decrease in non-current investment through an increase in other receivables	819	-
• Increase in other receivables through an increase in taxes payable	3,032	-
• Cumulative translation adjustment of investments	20,061	4,448
• Transfer of fixed assets to inventories	10,469	-
• Transfer of undeveloped parcels of land to inventories	-	3,030
• Increase in inventories through a decrease in equity investments	-	14,541
• Long term incentive program reserve	1,795	-
• Reimbursement of dividends barred by the statute of limitations	3,640	-

Composition of cash and cash equivalents at the period end
Cash and banks	18,918	11,030
Current investments	42,168	145,033
Subtotal cash and banks and current investments	61,086	156,063
Less: (items not considered cash and cash equivalents)
• Boden 2012	1	2
• Boden 2013	12	14
• Mutual funds	2,349	2,097
• Stock shares	17,107	20,595
• Non-convertible Notes APSA 2012 – Accrued interest	39	116
• Non-convertible Notes APSA 2012	6,645	8,238
• Convertible Notes APSA 2014 – Accrued interest	6,175	5,705
Cash and cash equivalents	28,758	119,296

Alejandro G Elsztain Vice president II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010

In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these  unaudited financial statements:

1.1.         Preparation and presentation of financial statements

These unaudited financial statements are stated in thousands of Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Company’s results for the six-month periods ended December 31, 2011 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for such period.

The Company’s results for the six-month periods ended December 31, 2011 do not necessarily reflect the proportion of the Company’s full-year results.

1.2.	Use of estimates

The preparation for financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.3.         Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2011 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances of the six - month period ended December 31, 2011 of the unaudited income, shareholders’ equity and cash flow statements are shown for comparative purpose with the same period of the previous fiscal year.

The unaudited financial statements as of December 31, 2010 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of December 31, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.         Significant accounting polices

a.     Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

              c.     Current investments

Current investments in equity and debt securities and mutual funds were valued at their net realizable value.

              d.     Accounts receivable, net and trade accounts payable.

Accounts receivable, net and trade accounts payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at the estimated price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

              e.     Financial receivables and payables

Financial receivables and payables have been valued at nominal value plus accrued interest at the end of the period/year. Values obtained by this do not differ significantly from those that had been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at the time of initial recognition.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

f.     Other receivables and liabilities

Other receivables and other liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period/year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction as estimated at the time of recognizing the item in assets and liabilities, respectively.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

Financial Derivatives Instruments

The Company uses certain financial instruments as a supplement to reduce financing costs. The Company is not engaged in trading or any other speculative use of financial instruments.

Liabilities originated in these transactions pertain to foreign currency futures contracts and they have been measured at their estimated settlement cost (See Note 22).

The differences generated during the period as a consequence of applying the measurement criteria described above have been recorded under “financial results, net”.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its net realizable value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

•	Units to be received

The Company has rights to receive certain property units to be built, which have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:
Investments in debt securities were valued at their net realizable value.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

i.	(Continued)

•	Investments in subsidiaries and equity investments:
Non current investments in subsidiaries and equity investments have been valued by using the equity method of accounting based on the financial statements issued by them. The accounting standards used by the subsidiaries and related companies to prepare their financial statements are similar to the ones used by the Company.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

•	Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:
The financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A.:
Foreign permanent investments held by the Company through Tyrus S.A. in Uruguay have been classified as “integrated” or “not-integrated” into the Company’s operations, considering the characteristics of the aforementioned investments abroad and their operations.

•	Undeveloped parcels of lands:
The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company's strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

i.	(Continued)

Land and land improvements are transferred to inventories or fixed assets when their trade is decided or commences its construction.

The values of non-current investments thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties:
Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period/ year. The Company capitalizes the financial accrued costs associated with long-term construction projects.

Depreciation was computed under the straight-line method over the estimated useful lives of each asset applying annual rates in order to extinguish their values at the end of its useful life. The Company revises the useful life of the assets periodically.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

j.	(Continued)

•	Other properties and equipment:
Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets, net

The Company segregates in this caption, among others, the expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization, calculated on the basis of the average initial remaining life of the rent contracts acquired.

“Project development expenses” include expenses initially incurred to launch the marketing of the plots of the project “Abril”, which are depreciated on the basis of plots sold.

The value of these assets does not exceed their estimated recoverable value as of period/ year end.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

l.	Business combinations

Significant entities or net asset acquired by the Company are recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties are adjusted to show their fair value. The Company identifies the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, buildings and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company´s own analysis on comparable assets and liabilities.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results and holding gain/loss, net” in the Statements of Income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.	(Continued)

o.     Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these financial statements.

p.	MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the period/ year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized MPIT accrued in the period and paid in previous years as credit, because the Company estimates that in the future years it may be computable as prepayment of income tax.

q.	Allowances and Provisions

Changes in provisions are showed in Exhibit E.

•	Allowance for doubtful accounts:
The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is calculated based on an individual analysis of the recoverability of the accounts receivable.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.         (Continued)

q.	(Continued)

The estimate of the amount and the possibility of fulfillment are made considering the opinion of the legal counsels. When it comes to its mortgage-secured receivables, the Company applies the collateral’s realization value upon analyzing the recoverability of receivables with hints of uncollectibility.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

•	For impairment of assets:
The Company regularly asses its non-current assets for recoverability at the end of every year.

The Company estimates the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company records the corresponding reversals of impairment loss as required by accounting standards.

•	For lawsuits:
The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company's future results of operations and financial condition or liquidity.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.         (Continued)

q.	(Continued)

At the date of issuance of these financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock”.

"Cumulative translation adjustments" corresponds to exchange rate differences generated by investments in foreign companies classified as non-integrated to the Company’s transactions.

“Long-term incentive program reserve”, corresponds to contributions accrued by the Company and its subsidiaries (at the participation rate), following the Long-term Incentive Program mentioned on Note 23. The reimbursement of APSA’s dividends expired has been recorded against Retained Earnings proportionally to the Company’s interest (See Note 24 B.6 to the unaudited consolidated financial statements).

s.	Profit and loss accounts

The profit and loss for the year are shown as follows:

Amounts included in Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.         (Continued)

s.	(Continued)

Results from investments in subsidiary and equity investments were calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Revenue recognition

t.1.        Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.
•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.
•	The Company’s receivable is not subject to future subordination.
•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

t.2.	Revenues from leases

Revenues from leases are recognized considering its terms and conditions and over the life of the related lease contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.         (Continued)

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

            v.     Negative Goodwill, net

Goodwill has been restated following the guidelines mentioned in Note 1.3. and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

w.	Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the Shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of revenues posted by the “Offices and others” segment that comes from the Net Operating Income by Business Segment as of June 30 of each year (Note 3 to the consolidated financial statements) or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

x.	Financial Derivatives Instruments

The Company uses certain financial instruments as a supplement to reduce financing costs. The Company is not engaged in trading or any other speculative use of financial instruments.

A breakdown of the Company’s transactions with financial derivatives is included in Note 22.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:                 (Continued)

1.5.         (Continued)

x.	(Continued)

The resulting assets and/or liabilities have been valued at their net realizable value and/or estimated settlement cost at the end of the fiscal year.

Any difference arising during the period/ year due to the application of measurement criteria has been recognized under "Financial results generated on assets/liabilities -  Other holding gains/losses", as applicable.

1.6.         Adoption of the International Financial Reporting Standards

The National Securities Commission through the Resolution No. 562 has mandated that the Technical Resolution No. 26 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) is to be applied by the companies admitted to the Public Offering System under Law No. 17,811 in connection with either their capital and/or negotiable obligations, and/or by the companies that have applied for admission to the Public Offering System. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply IFRS as from the fiscal year beginning on July 1, 2012.  On April 29, 2010, IRSA´s Board of Directors has approved the specific implementation plan for the application of IFRS, which is currently underway.

NOTE 2:                 CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2011	June 30, 2011
Cash on hand (Exhibit G)	114	149
Banks accounts (Exhibit G)	18,804	27,127
	18,918	27,276

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 3:                 ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Trade receivables, leases receivable and services (1) (Exhibit G)	28,472	330	27,569	1,885
Related parties (Note 12.a.) (Exhibit G)	10,998	-	15,285	-
Debtors under legal proceedings and past due debts	8,162	-	8,596	-
Checks to be deposited	1,788	-	6,908	-
Less:
Allowance for doubtful accounts (Exhibit E)	(9,838)	-	(9,822)	-
	39,582	330	48,536	1,885
(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:                 OTHER RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 12.a.) (Exhibit G)	25,841	2,855	58,914	2,851
Prepaid expenses	4,134	1,384	5,417	992
MPIT	214	64,866	2,363	54,278
Present value	-	(146)	-	(146)
Maintenance fees to be reimbursed	1,393	-	-	-
Others (Exhibit G)	4,482	755	6,214	763
	36,064	69,714	72,908	58,738

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 5:                 INVENTORIES

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Museo Renault (4)	21,148	-	-	-
Units to be received Caballito (1) (Note 12.a.)	-	52,205	-	51,999
Caballito Nuevo (2)	2,660	441	5,473	-
El Encuentro (3)	1,665	1,680	4,432	1,486
Plots of land receivable Pereiraola (5)	-	8,200	-	8,200
Abril	358	727	1,085	-
Other inventories	867	-	989	-
	26,698	63,253	11,979	61,685

(1)  See Note 16.11.

(2) In May 2006, Koad S.A. (“Koad”) and the Company entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which the Company delivered to Koad a parcel in Caballito for the construction of a building complex to be named “Caballito Nuevo”. As consideration therefore, Koad S.A. made a down payment of US$ 0.05 million and agreed to cancel the US$ 7.4 million balance by delivering 118 apartments and 55 parking spaces. To secure this transaction, Koad raised a US$ 7.5 million mortgage on the parcel that constitutes its subject matter and posted a surety bond for US$ 1.0 million. On October 15, 2010, Koad conveyed to IRSA full title, possession and ownership over the units agreed in the barter deed and the security interests that had been set up in that respect were cancelled.

During the fiscal year ended on June 30, 2011, several sale agreements had been subscribed, which measured the properties at their net realizable value and for which all deeds have been issued. During the six-month period ended on December 31, 2011 and 2010, Ps. 421 and Ps. 3,626, respectively, were generated on this concept. As of December 31, 2011 the sale had been perfected upon execution of the deed of conveyance of 106 units and 42 parking spaces for which the respective preliminary sales agreements had been signed.

(3) In March 2004, the Company sold (through subsidiaries) a parcel in Benavidez to Desarrolladora El Encuentro S.A. (DEESA) in exchange for (i) US$ 1.0 million in cash and (ii) 110 residential lots in the parcel to be subdivided by DEESA for US$ 3 million. On December 22, 2009 DEESA delivered the residential lots. During the fiscal year ended on June 30, 2011, several sale agreements were subscribed and the corresponding deeds have been issued. During the six-month period ended December 31, 2011, an additional sale agreement which measured the properties at their net realizable value was subscribed,  generating a result of Ps. 338 on that concept. As of December 31, 2011 the property rights had been recorded as public deed for 77 residential lots.

(4)  Investment property. See Note 16.1.

(5) See Note 16.3.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 6:                 TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	December 31, 2011	June 30, 2011
Related parties (Note 12.a.) (Exhibit G)	6,985	6,252
Suppliers (Exhibit G)	5,504	5,629
Accruals	6,092	6,746
Others	195	107
	18,776	18,734

NOTE 7:                 CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2011	June 30, 2011
Customer advances (Exhibit G)	7,539	3,632
Leases and services advances	11	1,339
	7,550	4,971

NOTE 8:                 SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Bank overdrafts	394,042	-	365,198	-
Bank loans (Exhibit G) (1)	140,945	28,887	108,968	27,585
Non-convertible Notes -2017 (Note 17 and Exhibit G)(2)	21,990	641,956	20,960	612,419
Non-convertible Notes -2020 (Note 17 and Exhibit G)(3)	32,287	627,467	30,800	598,116
	589,264	1,298,310	525,926	1,238,120

(1)	Balances as of December 31, 2011 includes:
a)	Ps. 30,103 under current balances and Ps. 28,887 under long-term balances in relation to the debt for purchase the Republica building (Exhibit G).
b)	Ps. 60,713 as current loans granted by Banco Provincia due in May and July, 2012, and accruing interest at a fixed rate of 14% per annum.
c)	Ps. 50,129 as current loan granted by Banco Nación due in November 2012 at a nominal Badlar rate plus 400 basic points.
(2)	It is disclosed net of issuance expenses for Ps. 874 current and Ps. 3,644 non-current as of December 31, 2011 and Ps. 874 current and Ps. 4,081 non-current as of June 30, 2011.
(3)	It is disclosed net of issuance expenses for Ps. 710 current and Ps. 5,328 non-current as of December 31, 2011 and Ps. 710 current and Ps. 5,683 non-current as of June 30, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 9:                 TAXES PAYABLES

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Provision on tax on Shareholders’ personal assets	4,199	-	3,668	-
MPIT, net	604	5,743	-	-
VAT, net	1,424	-	3,965	-
Tax retentions to third parties	1,299	-	1,051	-
Gross revenue tax	342	-	555	-
Tax facilities for gross revenue tax	106	168	128	222
Tax facilities for municipal taxes	142	260	142	331
Deferred income tax (Note 15)	-	5,859	-	41,256
Other taxes	178	-	572	-
	8,294	12,030	10,081	41,809

NOTE 10:                   OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 12.a. and Exhibit G)	40,224	50,472	11,670	55,139
Directors’ fees provision (Note 12.a.) (1)	5,189	-	5,508	-
Administration and reserve funds	3,604	-	2,975	-
Guarantee deposits (Exhibit G)	2,884	5,576	2,479	4,873
Present value	-	(93)	-	(95)
Operations to liquidate (Note 22)	876	-	-	-
Others	1,237	195	1,224	195
	54,014	56,150	23,856	60,112

(1)	As of December 31, and June 30, 2011 is disclosed net of advances to Directors for Ps. 4,566 and Ps. 17,935, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 11:                      OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2011	December 31, 2010
Other income:
Recovery of allowances	294	-
Others	1,669	18
Subtotal	1,963	18

Other expenses:
Donations	(2,051)	(3,646)
Tax on Shareholders´ personal assets	(1,948)	(2,295)
Unrecoverable VAT	(19)	(559)
Lawsuits contingencies (1)	(4,460)	(121)
Others	(500)	(51)
Subtotal	(8,978)	(6,672)
Total Other expenses, net	(7,015)	(6,654)

(1)	As of December 31, 2011 and 2010 includes Ps. 31 and Ps. 104, corresponding to legal expenses and provisions.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 12:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES
a.	The balances as of December 31 and June 30, 2011 with subsidiaries shareholders, affiliated and related companies are as follows:

Related parties	Current Investments	Non-current Investments	Account receivable, net -current	Other receivables - current	Other receivable - non-current	Inventories non-current Units to be received Caballito	Trade accounts payable - current	Other current liabilities	Other non-current liabilities	Total
Alto Palermo S.A. (1)	12,859	136,601	839	1,816	-	-	(2,262)	(14)	-	149,839
Arcos del Gourmet S.A. (1)	-	-	1	1	-	-	-	-	-	2
Baicom Networks S.A. (5)	-	-	2	11	-	-	(8)	(47)	-	(42)
Banco Hipotecario S.A. (3)	-	-	-	-	-	-	(1,044)	-	-	(1,044)
Cactus Argentina S.A. (3)	-	-	3	-	-	-	-	-	-	3
Canteras Natal Crespo S.A. (5)	-	-	867	97	-	-	-	-	-	964
Consorcio Dock del Plata (4)	-	-	-	-	-	-	(76)	-	-	(76)
Consorcio Libertador (4)	-	-	31	25	-	-	(23)	(4)	-	29
Consorcio Torre Boston (4)	-	-	37	199	-	-	(141)	-	-	95
Consultores Assets Management S.A. (4)	-	-	2,033	29	-	-	(5)	-	-	2,057
Cresud S.A.C.I.F. y A. (2)	-	-	-	10,557	-	-	-	(3,945)	-	6,612
Cyrsa S.A. (5)	-	-	35	439	-	-	(46)	-	-	428
Directors (4)	-	-	-	156	-	-	(49)	(5,189)	(8)	(5,090)
E-Commerce Latina S.A. (1)	-	-	1	-	-	-	-	(309)	(6,966)	(7,274)
Emprendimiento Recoleta S.A. (1)	-	-	-	-	-	-	(1)	-	-	(1)
Estudio Zang, Bergel & Viñes (4)	-	-	-	47	-	-	(227)	-	-	(180)
Fibesa S.A. (1)	-	-	126	16	-	-	(5)	-	-	137
Fundación IRSA (4)	-	-	27	2	-	-	(1)	-	-	28
Futuros y opciones S.A. (3)	-	-	-	-	-	-	(2)	-	-	(2)
Hersha Hospitality Trust (3)	-	-	-	148	-	-	-	-	-	148
Hoteles Argentinos S.A. (1)	-	-	1	53	-	-	-	(863)	-	(809)
IMadison LLC (1)	-	-	-	774	-	-	-	-	-	774
Inversora Bolívar S.A. (1)	-	-	-	34	-	-	(27)	(173)	(7,274)	(7,440)
IRSA International LLC (1)	-	-	-	767	-	-	(575)	-	-	192
Jiwin S.A. (1)	-	-	-	1	-	-	-	-	-	1
Llao Llao Resorts S.A. (1)	-	-	1,965	7,791	-	-	(1)	-	(8)	9,747
Museo de los niños (4)	-	-	30	-	-	-	(3)	-	-	27
New Lipstick LLC (3)	-	-	-	1,001	-	-	-	-	-	1,001
Nuevas Fronteras S.A. (1)	-	-	107	1	-	-	(30)	(33,871)	-	(33,793)
Palermo Invest S.A. (1)	-	-	-	5	-	-	-	(223)	-	(218)
Panamerican Mall S.A. (1)	-	-	15	72	-	-	-	-	-	87
Loans granted to employees (4)	-	-	-	640	-	-	(22)	-	-	618
Puerto Retiro S.A. (5)	-	-	118	18	-	-	(11)	-	-	125
Quality Invest S.A. (5)	-	-	355	-	-	-	(37)	(112)	-	206
Real Estate Investment Group LP (1)	-	-	-	919	-	-	-	-	-	919
Real Estate Investment Group LP V (1)	-	-	-	10	-	-	-	-	-	10
Real Estate Strategies LP (1)	-	-	-	10	-	-	-	-	-	10
Ritelco S.A. (1)	-	-	5	-	-	-	-	(663)	(36,216)	(36,874)
Solares de Santa María S.A. (1)	-	-	2,393	52	2,855	-	-	-	-	5,300
Tarshop S.A. (3)	-	-	333	6	-	-	-	-	-	339
TGLT S.A. (3)	-	-	1,634	-	-	52,205	(2,389)	-	-	51,450
Torodur S.A. (1)	-	-	11	124	-	-	-	-	-	135
Tyrus S.A. (1)	-	-	28	20	-	-	-	-	-	48
Unicity S.A. (1)	-	-	1	-	-	-	-	-	-	1
Totals as of December 31, 2011	12,859	136,601	10,998	25,841	2,855	52,205	(6,985)	(45,413)	(50,472)	138,489

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 12:	(Continued)
a.	(Continued)
Related parties	Current Investments	Non-current Investments	Account receivable – net current	Other receivables - current	Other receivables - non current	Inventories non current Units to be received Caballito	Trade accounts payable - current	Other current liabilities	Other – non current liabilities	Total
Alto Palermo S.A. (1)	19,228	130,444	2,148	595	-	-	(1,858)	(10)	-	150,547
Arcos del Gourmet S.A. (1)	-	-	1	1	-	-	-	-	-	2
Baicom Networks S.A. (5)	-	-	122	9	-	-	-	-	-	131
Banco Hipotecario S.A. (3)	-	-	-	-	-	-	(252)	-	-	(252)
Cactus Argentina S.A. (3)	-	-	3	-	-	-	-	-	-	3
Canteras Natal Crespo S.A. (5)	-	-	804	83	-	-	-	-	-	887
Consorcio Dock del Plata (4)	-	-	-	-	-	-	-	-	-	-
Consorcio Libertador (4)	-	-	139	16	-	-	(63)	(4)	-	88
Consorcio Torre Boston (4)	-	-	1,076	344	-	-	(836)	-	-	584
Consultores Assets Management S.A. (4)	-	-	986	29	-	-	(4)	-	-	1,011
Cresud S.A.C.I.F. y A. (2)	-	-	-	7,614	-	-	-	(4,906)	-	2,708
Cyrsa S.A. (5)	-	-	3,344	21	-	-	(2,169)	-	-	1,196
Directors (4)	-	-	-	155	-	-	-	(5,508)	(8)	(5,361)
E-Commerce Latina S.A. (1)	-	-	-	1	-	-	-	(297)	-	(296)
Emprendimiento Recoleta S.A. (1)	-	-	-	-	-	-	(4)	(2)	-	(6)
Estudio Zang, Bergel & Viñes (4)	-	-	-	9	-	-	(431)	-	-	(422)
Fibesa S.A. (1)	-	-	50	10	-	-	(8)	-	-	52
Fundación IRSA (4)	-	-	28	1	-	-	(1)	-	-	28
Futuros y opciones S.A. (3)	-		1	-	-	-	(2)	-	-	(1)
Hersha Hospitality Trust (3)	-	-	-	142	-	-	-	-	-	142
Hoteles Argentinos S.A. (1)	-	-	1	53	-	-	-	(825)	-	(771)
IMadison LLC (1)	-	-	-	714	-	-	-	-	-	714
Inversora Bolívar S.A. (1)	-	-	-	5	-	-	(25)	(134)	-	(154)
IRSA International LLC (1)	-	-	-	670	-	-	(549)	-	-	121
Llao Llao Resorts S.A. (1)	-	-	1,897	1,041	-	-	-	-	(7)	2,931
Museo de los niños (4)	-	-	29	-	-	-	(3)	-	-	26
New Lipstick LLC (3)	-	-	-	842	-	-	-	-	-	842
Nuevas Fronteras S.A. (1)	-	-	102	1	-	-	(14)	(5,037)	-	(4,948)
Palermo Invest S.A. (1)	-	-	-	4	-	-	-	(210)	-	(206)
Panamerican Mall S.A. (1)	-	-	37	3	-	-	(1)	-	-	39
Loans granted to employees (4)	-	-	-	421	-	-	(21)	-	-	400
Puerto Retiro S.A. (5)	-	-	116	1	-	-	(11)	-	-	106
Quality Invest S.A. (5)	-	-	1,597	483	-	-	-	(32)	-	2,048
Real Estate Investment Group LP (1)	-	-	-	9,171	-	-	-	-	-	9,171
Real Estate Investment Group LP IV (1)	-	-	-	34,605	-	-	-	-	-	34,605
Real Estate Investment Group LP V (1)	-	-	-	9	-	-	-	-	-	9
Real Estate Strategies LP (1)	-	-	-	9	-	-	-	-	-	9
Ritelco S.A. (1)	-	-	-	4	-	-	-	(213)	(55,124)	(55,333)
Shopping Neuquén S.A. (1)	-	-	-	1	-	-	-	-	-	1
Solares de Santa María S.A. (1)	-	-	1,979	48	2,851	-	-	-	-	4,878
Tarshop S.A. (3)	-	-	113	-	-	-	-	-	-	113
TGLT S.A. (3)	-	-	658	1,680	-	51,999	-	-	-	54,337
Torodur S.A. (1)	-	-	10	113	-	-	-	-	-	123
Tyrus S.A. (1)	-	-	26	6	-	-	-	-	-	32
Unicity S.A. (1)	-		18	-	-	-	-	-	-	18
Totals as of June 30, 2011	19,228	130,444	15,285	58,914	2,851	51,999	(6,252)	(17,178)	(55,139)	200,152

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 12:	(Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the period ended December 31, 2011 and 2010 are as follows:

Related parties	Sale and services fees	Leases	Interest Income	Donations	Fees	Interest expense	Total
Alto Palermo S.A. (1)	154	2,462	7,455	-	(1,228)	-	8,843
Canteras Natal Crespo S.A. (5)	48	-	4	-	-	-	52
Consultores Assets Management S.A. (3)	-	59	-	-	-	-	59
Consorcio Torre Boston (4)	161	-	-	-	-	-	161
Cresud S.A.C.I.F. y A. (2)	-	385	1,481	-	(10,827)	-	(8,961)
Consorcio Libertador (4)	61	7	-	-	-	-	68
Cyrsa S.A. (5)	-	8	-	-	-	-	8
Directors (4)	-	-	-	-	(9,755)	-	(9,755)
E-Commerce Latina S.A. (1)	3	-	-	-	-	(143)	(140)
Estudio Zang, Bergel & Viñes (4)	-	-	-	-	(1,134)	-	(1,134)
Fibesa S.A. (1)	-	412	-	-	-	-	412
Fundación IRSA (4)	-	-	-	(1,283)	-	-	(1,283)
Inversora Bolívar S.A. (1)	-	-	-	-	-	(149)	(149)
Llao Llao Resorts S.A. (1)	-	40	-	-	-	-	40
Nuevas Fronteras S.A. (1)	249	-	-	-	-	(744)	(495)
Loans granted to employees (4)	-	-	12	-	-	-	12
Quality Invest S.A. (5)	108	-	-	-	-	-	108
Real Estate Investment Group LP (1)	-	-	142	-	-	-	142
Real Estate Investment Group IV (1)	-	-	270	-	-	-	270
Ritelco S.A. (1)	-	-	-	-	-	(483)	(483)
Tarshop S.A. (3)	110	1,410	-	-	-	-	1,520
Totals as of December 31, 2011	894	4,783	9,364	(1,283)	(22,944)	(1,519)	(10,705)

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 12:	(Continued)

b.	(Continued)

Related parties	Sale and services fees	Leases	Costs of services	Interest Income	Donations	Fees	Interest expense	Total
Alto Palermo S.A. (1)	-	2,237	-	11,218	-	(641)	(722)	12,092
Canteras Natal Crespo S.A. (5)	48	-	-	4	-	-	-	52
Cresud S.A.C.I.F. y A. (2)	-	339	-	908	-	(8,341)	(4,760)	(11,854)
Consorcio Dock del Plata (4)	78	-	-	-	-	-	-	78
Consorcio Libertador (4)	61	6	-	-	-	-	-	67
Consorcio Torre Boston (4)	161	-	(2,966)	-	-	-	-	(2,805)
Consultores Assets Management S.A. (4)	-	11	-	-	-	-	-	11
Cyrsa S.A. (5)	-	8	-	-	-	-	-	8
Directors (4)	-	-	-	-	-	(14,666)	-	(14,666)
E-Commerce Latina S.A. (1)	3	-	-	413	-	-	-	416
Estudio Zang, Bergel & Viñes (4)	-	-	-	-	-	(1,498)	-	(1,498)
Fibesa S.A. (1)	19	360	-	-	-	-	-	379
Fundación IRSA (4)	-	-	-	-	(1,739)	-	-	(1,739)
Inversora Bolivar S.A. (1)	-	-	-	397	-	-	-	397
Llao Llao Resorts S.A. (1)	-	38	-	612	-	-	-	650
Nuevas Fronteras S.A. (1)	415	-	-	-	-	-	(120)	295
Palermo Invest S.A. (1)	-	-	-	119	-	-	(5)	114
Quality Invest S.A. (5)	-	-	-	81	-	-	-	81
Ritelco S.A. (1)	-	-	-	275	-	-	(483)	(208)
Solares de Santa María S.A. (1)	-	-	-	693	-	-	-	693
Tarshop S.A. (3)	95	1,222	-	-	-	-	-	1,317
Tyrus S.A. (1)	-	-	-	340	-	-	-	340
Totals as of December 31, 2010	880	4,221	(2,966)	15,060	(1,739)	(25,146)	(6,090)	(15,780)

(1)	Subsidiary (direct or indirect).
(2)	Shareholders.
(3)	Related party (direct or indirect).
(4)	Related party.
(5)	Direct or indirectly joint control.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 12:                  (Continued)

c.	The composition of gain on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	December 31, 2011	December 31, 2010
Gain on equity investees	188,735	186,538
Amortization of negative goodwill and lower/higher purchase values/acquisition expenses	3,106	9,250
Accrual of financial results from notes of APSA (Note 18.1)	(3,591)	(5,554)
Foreign exchange gain on higher value of notes of APSA	(509)	(166)
	187,741	190,068

NOTE 13:                  EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares:

	December 31, 2011	December 31, 2010
Weighted - average outstanding shares	578,676	578,676
Dilutive effect	-	-
Weighted - average diluted common shares	578,676	578,676

Below is a reconciliation between net income of the year and net income used as a basis for the calculation of the diluted earnings per share:

	December 31, 2011	December 31, 2010
Net income for calculation of basic earnings per share	133,052	170,558
Dilutive effect	-	-
Net income for calculation of diluted earnings per share	133,052	170,558
Net basic income per share	0.230	0.295
Net diluted income per share	0.230	0.295

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 14:                  COMMON STOCK

a.	Common stock

As of December 31, 2011, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	-	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors´ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors´ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors´ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors´ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors´ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors´ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors´ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors´ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors´ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors´ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors´ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors´ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors´ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors´ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors´ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors´ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors´ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors´ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors´ Meeting (2)	12.31.2007	03.12.2008
	578,676
(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 14:                   (Continued)

b.       Restriction on the distribution of profits

i)
In accordance with the Argentine Commercial Corporations Law and the Company's By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

iii)	See Note 1.5 w.

NOTE 15:                      INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Deferred assets and liabilities
Cash and Banks	(2,747)	(153)	(2,900)
Investments	48,538	2,240	50,778
Accounts receivable, net	88	(140)	(52)
Other receivables	(397)	407	10
Inventories	(18,979)	10,211	(8,768)
Fixed assets, net	(97,112)	(6,845)	(103,957)
Tax loss carryfowards	32,143	24,299	56,442
Short and long-term debt	(3,973)	278	(3,695)
Salaries and social security payable	684	3,472	4,156
Other liabilities	499	1,628	2,127
Total net deferred liabilities	(41,256)	35,397	(5,859)

The detail of tax loss carryfowards not expired that have not yet been used as of fiscal year amounts to:

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 15:	(Continued)

Year of generation	Amount	Statute of Limitation
2011	48,966	2016
2012	112,297	2017
Tax loss carryforwards	161,263

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended December 31, 2011 and 2010, respectively:

Items	12.31.11	12.31.10
Pretax income	97,655	160,456
Statutory income tax rate	35%	35%
Income tax expense at statutory tax rate on pretax income	34,179	56,160
Permanent differences at tax rate:
- Restatement into constant currency	1,256	614
- Amortization of intangible assets	(3,153)	1,442
- Results on equity investees	(63,768)	(66,524)
- Donations	718	1,276
- Other	(4,629)	(3,070)
- Total income tax charge	(35,397)	(10,102)

Minimum Presumed Income Tax credit recorded by the Company and pending of use as of this period-end amounts to Ps. 65,080. In accordance with the legislation in effect, it can be offset with future taxable income as per the following detail:

Year of generation	Amount	Statute of Limitation
2003	259	2013
2004	69	2014
2005	2,362	2015
2006	7,697	2016
2008	1,609	2018
2009	6,604	2019
2010	13,659	2020
2011	22,101	2021
2012 Provision	10,720	2022

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 15:                   (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income:

	12.31.11	12.31.10
Total income tax expense	(35,397)	(10,102)
Less temporary differences:
Additions
Cash and Banks	(153)	-
Investments	2,240	-
Fixed assets, net	(6,845)	-
Salaries and social security payable	3,472	223
Tax loss carryfowards	24,299	13,737
Short and long-term debt	-	(2,209)
Other liabilities	1,628	-
Inventories	-	(9,750)
Reversals
Cash and Banks	-	201
Fixed assets, net	-	8,742
Investments	-	(4,601)
Other receivables	407	231
Accounts receivable, net	(140)	(328)
Inventories	10,211	-
Short and long-term debts	278	-
Other liabilities	-	844
Total temporary differences	35,397	7,090
Less: Difference between tax return and tax provision	-	3,012
Total income tax	-	-

The Company in accordance with the accounting standards (See Res. Gral. CNV 485/05 y 487/06) has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these financial statements that the adoption of this criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 140.2 million which should be recorded in the retained earnings for Ps. 141.8 million (loss) and in the income statement accounts of the fiscal year Ps. 1.6 million (gain). This effect includes those generated by subsidiaries.

The above-mentioned liability would probably be reverted according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	13.6	13.7	13.5	99.4	140.2

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 16:ACQUISITIONS, SALE, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1.	Sales of Buildings

On July 7, 2011, the Company subscribed a sale agreement of some offices at Libertador 498. The agreed total price is US$ 2.5 million to be paid as per the following: a) US$ 0.75 million at the time of subscription of the sale agreement, b) US$ 1.38 million at the time of recording the public deed and granting possession, c) US$ 0.37 million, on April 27, 2012. To secure the payment of the balance, the purchaser constituted a first-degree privilege mortgage on the property, in favor of the Company. On October 17, 2011, the Company issued the deed. The result for this transaction amounts to Ps. 8.1 million.

On September 7, 2011, the Company subscribed a sale agreement of the property “Thames”. The total transaction price amounts to US$ 4.7 million. Out of this total, US$ 1.0 million have been collected at the time of subscription, and the balance of US$ 3.7 million were collected at the time of recording the public deed and granting possession, which took place on October 25, 2011. The result for this transaction amounts to US$ 3.8 million.

On December 20, 2011, the Company subscribed a sale agreement of some offices from the property known as "Museo Renault" at Libertador 498. Figueroa Alcorta 3301. The total price agreed is US$ 5.2 million payable in the following way: a) US$ 1.56 million when the agreement is subscribed; and b) US$ 3.64 million when the deed is granted, set for March 5, 2012. As of December 31, 2011, the Company recorded a gain of US$ 3.8 million which stems from measuring the units at their net realizable value, while the real estate is disclosed under “Inventory” in accordance with disclosure policies.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 35,175 square meters.

During the six-month period ended on December 31, 2010, no buildings were sold.

2.	Option to acquire an interest in Alto Palermo S.A. (APSA)

In January 2010, the Company submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (“APSA’s Convertible Note 2014”) for a nominal value of US$ 15.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 16:	(Continued)

2.	(Continued)

The acceptance of the bid granted the Company the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126.0 million. The Company has transferred US$ 6.0 million (non-refundable) to PASA as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, the Company’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

As a consequence of the transaction, as of December 31, 2011, the Company’s interest in APSA rose from 94.87% (See Note 18.2.).

3.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which initially it has collected US$ 1.94 million. The balance is being paid through a transfer to the name of the Company of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal.

4.	Torodur S.A.

In May 2010, the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost. In June 2011, the Company concluded the sale and transfer of shares of Torodur S.A, for US$ 0.002 million to APSA. As a consequence of this operation the Company does not have any direct holding in Torodur S.A.

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 16:	(Continued)

5.	Sale of Torres Jardín IV

On October 25, 2010, the Company executed a preliminary sales agreement whereby it sold the lot at Gurruchaga 220/254/256 street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

6.	Acquisition of shares in Banco Hipotecario S.A. (BHSA)

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, BHSA sold approximately 26.9 million of said shares.

Exercising its preemptive right, the Company took part in the offering and acquired 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, the Company’s interest in BHSA increased from 5% to 5.29% (without considering treasury shares).

On January 7, 2011, the Company sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares in BHSA for US$ 3.3 million. As a result of the sale, the Company’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio).

7.	Acquisition of Unicity S.A.

On September 1, 2010, E-Commerce Latina S.A. (100% subsidiary of the Company) acquired a 100% stake in Unicity S.A. (“Unicity”) for US$ 2.53 million. Unicity’s main assets consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. and because of which remained a liability to the Company for the balance of the purchase price of US$ 9.1 million. On September 28, 2010 the debt was capitalized and the Company received in exchange for 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce Latina S.A. the remaining 11.39%.

8.	Acquisition of shares in TGLT S.A.

In December 2010, the Company acquired 9,598 non-endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 16:	(Continued)

9.    Sale of interest in Quality Invest S.A. (Quality)

On March 31, 2011, the Company and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by the Company and EFESUL (See Note 22.A.7. to the Consolidated Financial Statements).

10.  Purchase of Banco de Crédito & Securitización S.A. (“BACS”) shares

On March 10, 2011, the Company signed a stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which is still pending.

11.   Caballito plot of land barter (TGLT S.A.)

On June 29, 2011, the Company subscribed an Exchange agreement with TGLT S.A. (TGLT), which granted the property of a piece of land described as lot 1q of block 35, surrounded by the streets Méndez de Andes, Colpayo, Felipe Vallese and Rojas in the neighborhood of Caballito, City of Buenos Aires. In the site, TGLT will develop a building project devoted to housing and offices, which will consist of three buildings with an approximate area of 30,064.4 square meters.

The total Price was settled in US$ 12.8 million. Of the total amount, US$ 0.2 million was paid in money after the deed was executed and the balance shall be cancelled by transferring the property of: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (garages), which represents in all 21.10% of the square meters of the garages; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months, to be counted as from the subscription of the agreement. In guarantee of its obligations under the exchange agreement, TGLT constituted in favor of the Company a first-grade privilege mortgage on the real estate for up to US$ 12.8 million (capital) plus interests, cost and other expenses that may apply.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 16:	(Continued)

12.	Efanur S.A.

The Company purchased 100% of Efanur S.A.’s shares, a company constituted in the Oriental Republic of Uruguay. As of the date of issuance of these financial statements, the acquired Company had no transactions.

NOTE 17:	ISSUANCE OF NOTES PROGRAM FOR AN AMOUNT UP TO US$ 450 MILLION

In February 2007, the Company issued Non-convertible Notes (Non-convertible Notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non-convertible Notes (“The Program”) in a nominal value of up to US$ 200 million authorized by the National Securities Commission, Non-convertible Notes - 2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non-convertible Notes - 2017 contain certain covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the Program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Company’s General Shareholders’ Meeting held on October 29, 2009.

Within this framework, on July 20, 2010, the Company issued Non-convertible Notes for a nominal value of US$ 150 million (“Class 2 Notes”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

On November 2, 2010, the Company’s General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

See Note 24.1.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 18:	OTHER RELEVANT FACTS

1.	Purchase and sale of APSA’s Notes

During fiscal year ended June 30, 2009, the Company bought APSA Notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. These transactions generated results for Ps. 74,285 and Ps. 18,363, respectively. On October 12, 2010, the Company sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

2.	Agreement entered into with Cresud over an assignment of rights to APSA shares

On October 15, 2010, the Company and Cresud entered into an agreement to assign rights, whereby the Company assigned to Cresud the voting rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud must pay, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 basic points rate.

3.	Ordinary and Extraordinary Shareholders’ meeting as of October 31, 2011

The following are some of the resolutions adopted by the shareholders’ meeting:

•	Payment of a dividend exclusively in cash, for Ps. 211,575.

•	The fees of the Board of Directors for Ps. 23,443.

•	Allocation of up to 1% of the Company’s equity to the purchase of treasury stocks, with the purpose of implementing the long-term incentive program (See Note 23).

•
Delegation on the Board of Directors the power to create a Global Issuance Program of simple Corporate Notes, non-convertible into shares, for a maximum outstanding amount of US$ 300 million at any time. (See Note 24.1.)

•
Renewal of the delegation on the Board of Directors of the power to create the Program for the issuance of VCP as simple corporate notes, non-convertible into shares, for a maximum outstanding amount of US$ 50 million at any time.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 18:	(Continued)

4.	Negative working capital

At the period end the Company had posted a Ps. 522,515 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management. As mentioned in Note 24.1., as of the date these financial statements are issued, the Company is under the process of issuing long-term Corporate Notes. The Company expects this issue will help to reduce the negative working capital.

NOTE 19:             RESTRICTED ASSETS

1.
The Company has a pledge on Cyrsa S.A.’s shares, as collateral for the latter’s obligation to transfer the units to be built in the premises located in Av. del Libertador 1755, for the balance of the purchase price.

2.	The Company carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

NOTE 20:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 21:	TRANSACTIONS PENDING SOLUTIONS BY THE ARGENTINE ANTITRUST COMMISSION

On November 20, 2009, after the sale of the building Edificio Costeros (Dique II), the Company applied to the CNDC for a consultative opinion on whether the Company had to notify that transaction or not. The CNDC stated that there was an obligation to notify the situation. The Company appealed against this decision, but it was confirmed at court. As a consequence, on December 5, 2011, we notified the transaction. As of the date of issuance of these financial statements, the CNDC is analyzing this decision.

In addition, as regards the acquisition of Torre BankBoston (Della Paolera), in August 2007, the Company applied to the CNDC for a consultative opinion as to whether the Company had to notify the transaction. In November 2007, the CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. The plaintiff resolution was right to CNDC. On November 3, 2010 the sale transaction was notified to the CNDC. On November 10, 2011, through Resolution SCI No. 356, the real estate purchase agreement was authorized.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 22:	FINANCIAL DERIVATES

During the period the Company entered into transactions with derivative instruments which resulted in an unrealized loss of Ps. 876 and is accounted under "Other financing expense" in the Statement of Income.

The table below lists the derivative financial transactions entered and the recorded amount included in gains/losses for the period:

Futures	Bank	Amount U$S	Due date	Loss
Transactions to be liquidate
Purchase of dollars	Banco Itau Argentina S.A.	2,500	02/29/12	(47)
Purchase of dollars	Standard Bank Argentina S.A.	3,000	04/30/12	(297)
Purchase of dollars	Banco Itau Argentina S.A.	2,000	04/30/12	(162)
Purchase of dollars	Banco Itau Argentina S.A.	3,000	04/30/12	(370)
Loss on derivative financial instruments				(876)

As of December 31, 2011, the balance of derivative financial instruments transactions amounts to Ps. 876 and is disclosed under “Other Payables” line item.

NOTE 23:	LONG-TERM INCENTIVE PROGRAM

The Company has developed a long-term shared-based incentive and retaining plan for managers and key personnel, by means of contributions that will be made by the mentioned employees together with the Company.  The Company intends, at its sole decision, to repeat the plan for one or two fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited participants. Once an employee accepts their invitation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the fiscal year-end.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 23:	(Continued)

In the future, the participants or their successors will have access to 100% of the Benefit (Company contributions made in its favor) under the circumstances that follow:

•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made
•	retirement
•	total or permanent disability
•	Death

NOTE 24:	SUBSEQUENT EVENTS

1.	Corporate Notes Global Issuing Program for an amount up to US$ 300 million

In the framework of the Corporate Notes Global Issuing Program for a face value of up to US$ 300 million approved by the Shareholders’ Meeting on October 31, 2011, on February 10, 2012, the Company closed the Corporate Notes public offering placement period for a total amount of Ps. 300 million, to be issued in two classes, Class III and IV:

•
Class III Corporate Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.1 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months.

•
Class IV Corporate Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equivalent to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be matured 24 months after the issuing date and to be amortized in 4 equal and consecutive payments within 15, 18, 21 and 24 months.

The funds obtained from the issuing of the Corporate Notes will be allocated to repay short-term debt and to incorporate working capital in Argentina. As of the date of issuance of these financial statements, the Company is finishing the process of issuing the corresponding titles, which will take place on February 14, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
Fixed assets, net
For the six-month periods beginning on July 1, 2011
and ended December 31, 2011 compared with the year ended June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit A
Items	Value as of beginning of year	Additions and transfers	Deductions and transfers	Value as of end of period/year	Depreciation				Allowances for impairment (2)	Net carrying value as of December 31, 2011	Net carrying value as of June 30, 2011
					Accumulated as of beginning of year	For the period/year		Accumulated as of end of the period/year
						Increases, decreases and transfers	Amount (1)
Furniture and fixtures	2,904	6	-	2,910	2,565	-	20	2,585	-	325	339
Machinery, equipment and computer equipment	11,125	274	-	11,399	10,188	-	229	10,417	-	982	937
Leasehold improvements	8,180	-	510	8,690	8,129	-	49	8,178	-	512	51
Vehicles	221	-	-	221	221	-	-	221	-	-	-
Work in progress	2,299	879	(258)	2,920	-	-	-	-	-	2,920	2,299
Advances for fixed assets	1,645	827	(854)	1,618	-	-	-	-	-	1,618	1,645
Subtotal other fixed assets	26,374	1,986	(602)	27,758	21,103	-	298	21,401	-	6,357	5,271

Properties:
Avda. de Mayo 595	7,339	-	-	7,339	3,084	-	117	3,201	-	4,138	4,255
Bouchard 551	160,657	-	-	160,657	12,415	-	1,164	13,579	-	147,078	148,242
Bouchard 710	72,499	-	-	72,499	8,222	-	513	8,735	-	63,764	64,277
Constitución 1111	1,338	-	-	1,338	484	-	21	505	-	833	854
Constitución 1159	8,762	-	-	8,762	-	-	-	-	(2,375)	6,387	6,387
Costeros Dique IV	23,337	-	-	23,337	4,814	-	294	5,108	-	18,229	18,523
Plot of land Catalinas Norte	102,666	5,930	206	108,802	-	-	-	-	-	108,802	102,666
Libertador 498 (5)	17,362	-	(2,891)	14,471	5,338	(895)	209	4,652	-	9,819	12,024
Madero 1020	363	-	-	363	166	-	10	176	-	187	197
Maipú 1300	52,716	-	-	52,716	15,812	-	691	16,503	-	36,213	36,904
Rivadavia 2768	334	-	-	334	143	-	13	156	-	178	191
Sarmiento 517	485	-	-	485	109	-	9	118	(130)	237	244
Suipacha 652	17,010	-	-	17,010	6,526	-	226	6,752	-	10,258	10,484
Torre BankBoston (3)	169,078	-	-	169,078	11,099	-	1,453	12,552	-	156,526	157,979
Museo Renault (4) (5)	8,503	-	(5,163)	3,340	860	(587)	115	388	-	2,952	7,643
Edificio República	230,757	-	-	230,757	15,222	-	2,374	17,596	-	213,161	215,535
Dique IV	67,093	-	-	67,093	4,875	-	1,126	6,001	-	61,092	62,218
Alto Palermo Park	622	-	-	622	80	-	2	82	-	540	542
Intercontinental	113,969	404	396	114,769	35,575	-	2,031	37,606	-	77,163	78,394
Thames (5)	8,955	-	(8,955)	-	5,058	(5,058)	-	-	-	-	3,897
Casona Abril	3,412	-	-	3,412	887	-	101	988	-	2,424	2,525
Subtotal properties	1,067,257	6,334	(16,407)	1,057,184	130,769	(6,540)	10,469	134,698	(2,505)	919,981	933,981
Total as of December 31, 2011	1,093,631	8,320	(17,009)	1,084,942	151,872	(6,540)	10,767	156,099	(2,505)	926,338	-
Total as of June 30, 2011	1,092,847	5,012	(4,228)	1,093,631	131,276	(986)	21,582	151,872	(2,507)	-	939,252
(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 2 (Exhibit H)
(3)	Includes Ps. 5,377 and Ps. 5,481 as of December 31, and June 30, 2011, respectively, related to goodwill generated in the purchase price allocation (See Note1.5.I.)
(4)	Includes Ps.1,127 and Ps. 3,113 as of December 31, and June 30, 2011, respectively, related to goodwill generated in the purchase price allocation (See Note1.5.I.).
(5)	See Note16.1.

IRSA Inversiones y Representaciones Sociedad Anónima
Intangible assets
For the six-month periods beginning on July 1, 2011
and ended December 31, 2011 compared with the year ended June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit B

	Original Value				Amortization
	Value as of beginning of year	Additions and transfers	Deductions and transfers	Value as of period / year-end	Accumulated as of beginning of year	For the period / year		Accumulated as of end of the period / year-end
						Additions and deductions and transfers	Amount (1)		Net carrying value as of December 31,2011	Net carrying value as of June 30, 2011
Project development expenses	294	-	-	294	253	-	-	253	41	41
Total as of December 31,2011	294	-	-	294	253	-	-	253	41
Total as of June 30, 2011	7,841	-	-	7,841	7,120	-	680	7,800		41

(1)	Amortizations are disclosed in Exhibit H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies
Unaudited Balance Sheets as of December 31, 2011 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
  Exhibit C

						Issuer’s information (1)						(1) Interest in capital stock
								Last financial statement
Issuer and types of securities	Currency	P.V.	Amount	Book value at December 31, 2011	Book value at June 30, 2011	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholder’ equity
Current investments
Boden 2012 (Exhibit G) (2)	US$	0.001	600	1	2
Boden 2013 (Exhibit G) (2)	US$	0.001	5,150	12	10
Mortgage bonds (2)		$-	-	-	-
Total as of December 31, 2011				13
Total as of June 30, 2011					12

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima
Shares and other securities issued in series
Interest in other companies
Unaudited Balance Sheets as of December 31, 2011 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C (Continued)
						Issuer's Information
								Last Financial Statement
Issuer and types of securities	Class	P.V.	Amount	Book value at December 31, 2011	Book value at June 30, 2011	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	Interest in capital stock
Palermo Invest S.A.	Common 1 vote	0.001	152,649,263	172,329	163,756	Investment	Bolívar 108 floor 1, Buenos Aires	12.31.11	152,649	8,573	172,379	100.00%
	Irrevoc. Contrib.			50	-
	Higher Inv. Value			5,147	5,147
	Purchase expenses			330	332
	Eliminations			(29,035)	(29,987)

Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,841	19,799	19,041	Hotel operations	Av. Córdoba 680, Buenos Aires	12.31.11	19,209	947	24,749	80.00%
	Higher Inv. Value			1,095	1,161
	Purchase expenses			27	28

Alto Palermo S.A. (1)	Common 1 vote	0.001	120,407,124	928,835	866,968	Real estate investments	Moreno 877 floor 22, Buenos Aires	12.31.11	125,989	160,258	955,883	94.87%
	Goodwill			(362,038)	(341,735)
	Higher Inv. Value			509,202	488,094
	Eliminations			(3,902)	(4,314)

Llao Llao Resorts S.A.	Common 1 vote	0.001	73,580,206	44,067	52,144	Hotel operations	Florida 537 floor 18, Buenos Aires	12.31.11	147,160	(16,154)	88,135	50.00%
	Purchase expenses			131	138

IRSA Inversiones y Representaciones Sociedad Anónima
Shares and other securities issued in series
Interest in other companies
Unaudited Balance Sheets as of December 31, 2011 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C (Continued)
						Issuer's Information
								Last Financial Statement
Issuer and types of securities	Class	P.V.	Amount	Book value at December 31, 2011	Book value at June 30, 2011	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	Interest in capital stock
Banco de Crédito & Securitización S.A.	Common 1 vote.	0.001	3,187,500	6,633	6,117	Banking	Tte Gral Perón 655, Buenos Aires	12.31. 11	62,500	8,063	129,839	5.10%

Ritelco S.A.	Common 1 vote	0.001	181,016,717	243,759	242,106	Investment	Zabala 1422, Montevideo	12.31. 11	66,970	1,653	271,099	100.00%
	Irrevoc. Contrib.			27,340	27,340		Uruguay
	Eliminations			(183)	(190)

Banco Hipotecario S.A. (2)	Common 1 vote	0.001	75,000,000	167,406	158,397	Banking	Reconquista 151 floor 1	12.31. 11	1,500,000	251,517	3,212,375	5.00%
	Goodwill			(1,713)	(1,784)		Buenos Aires
	Higher Inv. Value			9	11

Canteras Natal Crespo S.A.	Common 1 vote	0.001	2,516,565	310	732	Extraction and	Caseros 85, Office 33	12.31. 11	5,033	(844)	2,034	50.00%
	Higher Inv. Value			4,842	4,842	sale of arids	Córdoba
	Irrevoc. Contrib.			707	435
	Purchase expenses			319	319

Inversora Bolívar S.A.	Common 1 vote	0.001	78,158,492	227,607	219,746	Acquisition, building	Bolívar 108 floor 1, Buenos Aires	12.31. 11	82,159	8,264	239,356	95.13%
	Irrevoc. Contrib.			95	-

Quality Invest S.A. (7)	Common 1 vote	0.001	22,059,679	20,089	(18)	Real estate investments	Bolívar 108 floor 1, Buenos Aires	12.31. 11	44,119	(3,368)	40,179	50.00%
	Irrevoc. Contrib.			-	21,792

E-Commerce Latina S.A.	Common 1 vote	0,001	82,193,821	193,723	184,496	Direct or indirect interest	Florida 537 floor 18, Buenos Aires	12.31. 11	82,194	9,227	193,723	100.00%
						in companies related to communication but not limited	Buenos Aires

CYRSA S.A. (4)	Common 1 vote	0.001	119,608,531	127,442	127,644	Real estate investments	Bolívar 108, floor 1, Buenos Aires°	12.31. 11	239,217	(405)	254,884	50.00%
	Purchase expenses			1	1

IRSA Inversiones y Representaciones Sociedad Anónima
Shares and other securities issued in series
Interest in other companies
Unaudited Balance Sheets as of December 31, 2011 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C (Continued)
						Issuer's Information
								Last Financial Statement
Issuer and types of securities	Class	P.V.	Amount	Book value at December 31, 2011	Book value at June 30, 2011	Main activity	Legal address	Date	Capital stock (par value	Income – (loss) for the period	Shareholders’ equity	Interest in capital stock
Solares de Santa María S.A.	Common 1 vote	0.001	297,454,165	296,418	296,590	Real estate investments	Bolívar 108, floor 1°	12.31.11	328,946	(190)	328,976	90.43%
	Eliminations			(166,521)	(166,521)		Buenos Aires
	Irrevoc. Contrib.			1,085	-

Manibil S.A.	Common 1 vote	0.001	23,897,880	28,519	27,671	Real estate investment and building	Av. Del Libertador 498 floor 10 Office 6	12.31.11	48,772	1,730	58,203	49.00%
	Goodwill			10	10		Buenos Aires

Tyrus S.A.	Common 1 vote	0.001	2,000,000,000	427,351	420,244	Investment	Colonia 810/403	12.31.11	457,690	(12,954)	591,989	100.00%
	Irrevoc. Contrib.			164,639	164,639		Montevideo, Uruguay
	Goodwill			(46)	(46)
	Purchase expenses			21	21

Unicity S.A. (6)	Common 1 vote	0.001	36,036,001	27,680	27,749	Investments	Bolívar 108, floor 1	12.31.11	40,670	(77)	31,483	88.61%
	Irrevoc. Contrib.			221	-		Buenos Aires

Nuevas Fronteras	Common 1 vote	0.001	57,256,512	71,106	66,767	Hotel operations	Moreno 809 floor 2 Buenos Aires	12.31.11	75,004	5,684	93,148	76.34%
	Minor Inv. value			(18,555)	(19,045)

Advances for share purchases (5)				272	259

Total non-current investments as of 12/31/11				3,136,623
Total non-current investments as of 06/30/11					3,031,097
(1)	Quotation price of APSA´s shares at December 31, 2011 Ps. 17,9. Quotation price of APSA´s shares at June 30, 2011 Ps. 23.5. (See Note 18.2. and 16.2.).
(2)	Quotation price of Banco Hipotecario´s shares at December 31, 2011 Ps. 1.48. Quotation price of Banco Hipotecario´s shares at June 30, 2011 Ps. 2.36. (See Note16.6.)
(3)
The amounts pertain to the financial statements of Banco Hipotecario S.A. and of Banco de Crédito & Securitización S.A. were prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company´s investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles in Argentina.

(4)	See Note22 A.1. to the Unaudited Consolidated Financial Statement
(5)	See Note16.10. and Exhibit G.
(6)	See Note16.7.
(7)	See Note16.9.

IRSA Inversiones y Representaciones Sociedad Anónima

Other investments
Unaudited Balance Sheets as of December 31, 2011 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Value as of December 31, 2011	Value as of June 30, 2011
Others Current Investments
Mutual funds (Exhibit G)	12,189	20,056
Stock Shares, in foreign currency (Exhibit G)	17,107	2,892
Note APSA 2012 – Accrued interest (Note 12.a.) (1)	39	77
APSA Note 2012 (Note 12.a.) (1)	6,645	13,290
Convertible Notes APSA 2014 – Accrued interest (Note 12.a. and Exhibit G) (1)	6,175	5,861
Total current investments as of December 31, 2011	42,155	-
Total current investments as of June 30, 2011	-	42,176

Other Non-current Investments
Pilar	3,408	3,408
Isla Sirgadero, Plot of land	2,895	2,895
San Luis, Plot of land	1,584	1,584
Intercontinental Plaza	1,564	1,564
Puerto Retiro	1,286	1,286
Pontevedra, Plot of land	918	918
Mariano Acosta, Plot of land	804	804
Merlo, Plot of land	639	639
Subtotal undeveloped parcels of land	13,098	13,098

Convertible Notes APSA 2014 (Note 12.a. and Exhibit G) (1)	136,601	130,444
Hersha Hospitality Trust	8,982	8,169
TGLT S.A. (Note 16.8)	86	86
Other investments	339	344
Subtotal other investments	146,008	139,043
Total Other non-current Investments as of December 31, 2011	159,106	-
Total Other non-current Investments as of June 30, 2011	-	152,141

(1)	See Note 23 A.1. and 23 A.2. to the Unaudited Consolidated Financial Statements and Note 18.1 to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves
For the six-month periods beginning on July 1, 2011 and
ended December 31, 2011 compared with the year ended June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit E

Items	Balances as of beginning of year	Additions	Deductions	Carrying value as of December 31, 2011	Carrying values as of June 30, 2011
Deducted from assets:
Allowance for doubtful accounts (1)	9,822	208	(192)	9,838	9,822
Allowance for impairment of fixed assets (2)	2,507	-	(2)	2,505	2,507
Total as of December 31, 2011	12,329	208	(194)	12,343
Total as of June 30, 2011	13,631	5,741	(7,043)		12,329

Deducted from liabilities:
Provision for contingencies (3)	1,082	4,563	(134)	5,511	1,082
Total as of December 31, 2011	1,082	4,563	(134)	5,511
Total as of June 30, 2011	631	488	(37)		1,082

(1)	Increases and decreases are disclosed in Exhibit H and not includes Ps. 151 corresponding to releases.
(2)	The decreases are related to amortization, disclosed in Exhibit H.
(3)	Variation is disclosed in Note 11, net.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services
For the six-month periods beginning on July 1, 2011and 2010
and ended December 31, 2011 and 2010
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of December 31, 2011	Total as of December 31, 2010
I. Cost of sales
Stock as of beginning of year	73,664	91,589
Plus:
Purchases for the period	444	10
Expenses (Exhibit H)	1,298	1,807
Reversal of Cyrsa	-	(13,444)
Caballito plot of land barter (TGLT) (2)	206	-
Transfer of Museo Renault	4,576	-
Transfer from undeveloped parcels of land	-	3,030
Transfer from fixed assets, net - Libertador 498 (1)	1,996	-
Transfer from fixed assets, net - Thames (1)	3,897	-
Gain from recognition of inventories at net realizable value	25,031	12,192
Less:
Stock as of period-end	(89,951)	(67,644)
Cost of properties sold	21,161	27,540
II. Cost of leases and services
Expenses (Exhibit H)	15,363	14,438
Cost of leases and services	15,363	14,438
Total costs of sales, leases and services	36,524	41,978

(1)	See Note 16.1.
(2)	See Note 16.11.
A.

IRSA Inversiones y Representaciones Sociedad Anónima
Foreign Currency Assets and Liabilities
Unaudited Balance Sheets as of December 31, 2011 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate(1)	Total as of December 31, 2011	Total as of June 30, 2011
Assets
Current assets
Cash and Banks
Cash on hand	US$	2	4.264	8	60
Cash on hand	Euros	3	5.534	17	18
Cash on hand	Pounds	1	6.627	7	7
Cash on hand	Real	1	2.29	2	2
Banks accounts	US$	3,746	4.264	15,973	25,507
Banks accounts	Euros	279	5.534	1,544	91
Investments
Boden 2012	US$	-	4.264	1	2
Boden 2013	US$	2	4.264	12	10
Mutual funds	US$	2,841	4.264	12,114	20,056
Accrued interest Convertible Notes APSA 2014	US$	1,435	4.304	6,175	5,861
Stock shares	Euros	2,134	5.534	11,807	2,892
Stock shares	US$	1,243	4.264	5,300	-
Accounts receivable, net
Trade receivables, leases receivables and services	US$	5,925	4.264	25,264	26,766
Related parties	US$	449	4.304	1,932	2,464
Other receivables
Related parties	US$	998	4.304	4,295	46,178
Guarantee deposits	US$	472	4.264	2,014	-
Others	US$	336	4.264	1,433	1,111
Total current assets				87,898	131,025
Non-current assets
Accounts receivable, net
Trade receivables, leases receivables and services	US$	68	4.264	290	1,885
Other receivables
Related parties	US$	1	4.304	4	-
Investments
Convertible Notes APSA 2014	US$	31,738	4.304	136,601	130,444
Advance for share purchases (See Note16.10)	US$	64	4.264	272	259
Total non-current assets				137,167	132,588
Total Assets as of December 31, 2011				225,065
Total Assets as of June 30, 2011					263,613

Liabilities
Current liabilities
Trade accounts payable
Trade accounts payable	US$	507	4.304	2,182	1,056
Related parties	US$	930	4.304	4,004	2,475
Customer advances	US$	62	4.304	267	2,140
Short-term debts	US$	19,973	4.304	85,964	82,072
Other liabilities
Related parties	US$	8,257	4.304	35,538	6,318
Guarantee deposits	US$	594	4.304	2,557	2,082
Total current liabilities				130,512	96,143
Non-current liabilities
Long-term debts	US$	303,737	4.304	1,307,282	1,247,884
Other liabilities
Related parties	US$	11,723	4.304	50,456	55,124
Guarantee deposits	US$	1,265	4.304	5,445	4,743
Total non-current liabilities				1,363,183	1,307,751
Total Liabilities as of December 31, 2011				1,493,695
Total Liabilities as of June 30, 2011					1,403,894

(1)      Official selling and buying exchange rate as of December 31, 2011 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Law 19,550, section 64, paragraph b)
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit H

Items	Total as of December 31, 2011	Cost of property leased	Cost of properties sold	Expenses	Cost of recovered expenses	Expenses			Total as of December 31, 2010
						Administrative	Selling	Financing
Interest	107,136	-	-	(8)	8	-	-	107,136	74,269
Depreciation and amortization	11,555	10,467	-	-	-	298	-	790	12,232
Salaries, bonuses and social security contributions	15,224	642	42	5,440	(5,440)	12,773	1,767	-	10,428
Fees and payments for services	4,069	40	216	1,046	(1,046)	3,570	243	-	2,942
Directors fees	9,755	-	-	-	-	9,755	-	-	14,666
Bank charges	3,329	-	-	-	-	3,329	-	-	348
Gross revenue tax	2,228	-	-	17	(17)	-	2,228	-	2,592
Maintenance of buildings	4,892	3,639	1,040	5,256	(5,256)	213	-	-	4,302
Commissions and property sales charges	1,691	-	-	1	(1)	-	1,691	-	1,228
Travel expenses	376	-	-	-	-	376	-	-	628
Lease expenses	279	-	-	3,444	(3,444)	279	-	-	227
Caja de Valores and Bolsa de Comercio	254	-	-	-	-	254	-	-	178
Advertising	1,288	-	-	-	-	-	1,288	-	1,120
Traveling, transportation and stationery	250	-	-	9	(9)	219	31	-	278
Subscriptions and publications	636	-	-	67	(67)	636	-	-	315
Utilities and postage	290	226	-	3,254	(3,254)	64	-	-	92
Doubtful accounts	360	-	-	-	-	-	360	-	4,231
Recovery of doubtful accounts	(193)	-	-	-	-	-	(193)	-	(2,046)
Taxes, rates and contributions	1,984	349	-	3,983	(3,983)	1,635	-	-	7,381
Other expenses of personnel administration	576	-	-	145	(145)	576	-	-	762
Insurances	34	-	-	397	(397)	34	-	-	76
Training	105	-	-	-	-	105	-	-	77
Surveillance	1	-	-	3,246	(3,246)	1	-	-	-
Notary expenses	63	-	-	-	-	63	-	-	45
Others	3,250	-	-	77	(77)	688	105	2,457	3,577
Recovery expenses	-	-	-	(26,374)	26,374	-	-	-	-
Total as of December 31, 2011	169,432	15,363	1,298	-	-	34,868	7,520	110,383	-
Total as of December 31, 2010	-	14,438	1,807	-	-	40,358	7,125	76,220	139,948

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities
Unaudited Balance Sheet as of December 31, 2011 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
December 31, 2011

Assets
Investments	29,818	-	-	6,684	-	-	-	142,776	-	-	149,460	149,460	179,278	23,842	143,247	12,189
Receivables	70,990	11,243	48,647	946	8,354	646	355	524	736	3,249	63,457	74,700	145,690	145,593	97	-
Liabilities
Short and long-term debt	-	-	451,565	58,491	29,604	49,604	28,887	-	-	1,269,423	1,887,574	1,887,574	1,887,574	34,557	1,853,017	-
Other liabilities	15,070	-	46,988	33,323	958	6,201	2,012	7,984	37,178	15,147	149,791	149,791	164,861	81,412	32,985	50,464

June 30, 2011

Assets
Investments	23,492	-	5,861	6,722	-	6,645	-	-	130,444	-	149,672	149,672	173,164	9,374	143,734	20,056
Receivables	56,914	25,695	33,545	48,139	9,870	1,882	2,325	361	180	3,156	99,458	125,153	182,067	117,423	64,139	505
Liabilities
Short and long-term debt	-	-	468,386	747	(396)	57,189	26,001	(1,584)	(1,584)	1,215,287	1,764,046	1,764,046	1,764,046	395,876	1,368,170	-
Other liabilities	46,876	-	40,615	6,541	170	8,875	1,835	20,596	38,056	167	116,855	116,855	163,731	102,740	5,861	55,130

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Balance Sheet as of December 31, 2011
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 1.4.

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
		12.31.2011	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Receivables	Accounts receivable, net	11,243	-	-	19,642	609	8,059	29	323	7	-	-	39,912
	Other receivables	-	5,810	65,180	29,005	337	295	617	32	517	736	3,249	105,778
	Total	11,243	5,810	65,180	48,647	946	8,354	646	355	524	736	3,249	145,690
Liabilities	Trade accounts payable	-	-	-	18,776	-	-	-	-	-	-	-	18,776
	Customers advances	-			7,550	-	-	-	-	-	-	-	7,550
	Short and long-term debts	-			451,565	58,491	29,604	49,604	28,887	-	-	1,269,423	1,887,574
	Salaries and social security payable	-			2,536	-	-	-	-	-	-	-	2,536
	Taxes payable	-	1,424	5,859	8,860	(1,990)	-	-	428	5,743	-	-	20,324
	Other liabilities	-	2,276	-	9,266	35,313	958	6,201	1,584	2,241	37,178	15,147	110,164
	Provisions	-	5,511	-	-	-	-	-	-	-	-	-	5,511
	Total	-	9,211	5,859	498,553	91,814	30,562	55,805	30,899	7,984	37,178	1,284,570	2,052,435

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Balance Sheet as of December 31, 2011

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-Current			Total
		Local Currency	Foreign Curency	Total	Local Currency	Foreign Curency	Total	Local Currency	Foreign Curency	Total
Receivables	Accounts receivable, net	12,386	27,196	39,582	40	290	330	12,426	27,486	39,912
	Other receivables	28,322	7,742	36,064	69,710	4	69,714	98,032	7,746	105,778
	Total	40,708	34,938	75,646	69,750	294	70,044	110,458	35,232	145,690
Liabilities	Trade accounts payable	12,590	6,186	18,776	-	-	-	12,590	6,186	18,776
	Customers advances	7,283	267	7,550	-	-	-	7,283	267	7,550
	Short and long-term debts	503,300	85,964	589,264	(8,972)	1,307,282	1,298,310	494,328	1,393,246	1,887,574
	Salaries and social security payable	2,536	-	2,536	-	-	-	2,536	-	2,536
	Taxes payable	8,294	-	8,294	12,030	-	12,030	20,324	-	20,324
	Other liabilities	15,919	38,095	54,014	249	55,901	56,150	16,168	93,996	110,164
	Provisions	5,511	-	5,511	-	-	-	5,511	-	5,511
	Total	555,433	130,512	685,945	3,307	1,363,183	1,366,490	558,740	1,493,695	2,052,435

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause

On December 31, 2011 there are not receivable and liabilities subject to adjustment clause.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Balance Sheet as of December 31, 2011

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-Current				Accruing Interest		Non Accruing Interest	Total
		Accruing Interest		Non Accruing Interest	Total	Accruing Interest		Non Accruing Interest	Total
		Fixed Rate	Variable Rate			Fixed Rate	Variable Rate			Fixed Rate	Variable Rate
Receivables	Accounts receivable, net	-	-	39,582	39,582	-	-	330	330	-	-	39,912	39,912
	Other receivables	97	-	35,967	36,064	-	-	69,714	69,714	97	-	105,681	105,778
	Total	97	-	75,549	75,646	-	-	70,044	70,044	97	-	145,593	145,690
Liabilities	Trade accounts payable	-	-	18,776	18,776	-	-	-	-	-	-	18,776	18,776
	Customers advances	-	-	7,550	7,550	-	-	-	-	-	-	7,550	7,550
	Short and long-term debts	532,929	-	56,335	589,264	1,320,087	-	(21,777)	1,298,310	1,853,016	-	34,558	1,887,574
	Salaries and social security payable	-	-	2,536	2,536	-	-	-	-	-	-	2,536	2,536
	Taxes payable	-	-	8,294	8,294	-	-	12,030	12,030	-	-	20,324	20,324
	Other liabilities	32,985	-	21,029	54,014	-	50,464	5,686	56,150	32,985	50,464	26,715	110,164
	Provisions	-	-	5,511	5,511	-	-	-	-	-	-	5,511	5,511
	Total	565,914	-	120,031	685,945	1,320,087	50,464	(4,061)	1,366,490	1,886,001	50,464	115,970	2,052,435

IRSA Inversiones y Representaciones Sociedad Anónima

5.  Related parties

a.  Interest in related parties. See Exhibit C to the Unaudited Basic Financial Statements.

b.  Related parties debit/credit balances. See Note 12 to the Unaudited Basic Financial Statements.

6.  Loans to directors

See Note 12.

7.  Inventories

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.  Current values

See Notes 1.5.c., 1.5.h. and 1.5.i to the Unaudited Basic Financial Statements.

9.  Appraisal revaluation of fixed assets

None.

10.  Obsolete unused fixed assets

None.

11.  Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550

None.

12.  Recovery values

See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

13.	Insurances

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	79,637	213,161	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	147,078	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	69,800	156,526	All operational risk with additional coverage and minor risks
BOUCHARD 710	32,716	63,764	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	9,819	All operational risk with additional coverage and minor risks
MAIPU 1300	21,312	36,213	All operational risk with additional coverage and minor risks
SUIPACHA 652	14,084	10,258	All operational risk with additional coverage and minor risks
DIQUE IV	5,261	61,092	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	4,255	4,138	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,212	2,952	All operational risk with additional coverage and minor risks
MADERO 1020	179	187	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	305	178	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	79	6,387	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	79	833	All operational risk with additional coverage and minor risks
SARMIENTO 517	264	237	All operational risk with additional coverage and minor risks
CASONA ABRIL	9,713	2,424	All operational risk with additional coverage and minor risks
SUBTOTAL	307,622	715,247
SINGLE POLICY	15,000	-	Third party liability

(1)	The insured amounts are in thousands of U.S.dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder´s equity

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions

Not applicable.

17.	Unpaid accumulated dividends on preferred shares

None.

18.	Restrictions on distributions of profits

See Note 14.b. and 17 to the Unaudited Basic Financial Statements.

Autonomous City of Buenos Aires, February 13, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos
Free translation from the original prepared in Spanish for publications in Argentina

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	12.31.11	12.31.10	12.31.09	12.31.08	12.31.07
Current assets	1,067,046	1,111,793	902,608	718,463	982,900
Non- current assets	5,354,975	4,975,162	4,326,528	3,778,106	3,173,074
Total	6,422,021	6,086,955	5,229,136	4,496,569	4,155,974
Current liabilities	1,401,534	1,330,713	952,535	808,163	558,219
Non-current liabilities	2,275,878	1,970,204	1,437,814	1,413,846	1,263,996
Subtotal	3,677,412	3,300,917	2,390,349	2,222,009	1,822,215
Minority interest	315,304	327,986	510,583	440,036	458,672
Shareholders´ equity	2,429,305	2,458,052	2,328,204	1,834,524	1,875,087
Total	6,422,021	6,086,955	5,229,136	4,496,569	4,155,974

3.	Consolidated result structure as compared with the same period for the four previous years.

	12.31.11	12.31.10	12.31.09	12.31.08	12.31.07
Operating income	366,103	300,683	291,842	48,898	141,901
Amortization of negative goodwill, net	8,865	1,819	826	1,167	616
Financial results, net	(225,542)	(91,254)	(48,788)	(138,972)	(54,853)
Gain (Loss) in equity investments	58,570	73,721	143,130	(47,312)	(9,066)
Other expenses, net	(7,987)	(15,279)	(8,446)	(1,848)	(4,500)
Net gain (loss) before taxes	200,009	269,690	378,564	(138,067)	74,098
Income tax / MPIT	(65,313)	(49,071)	(84,662)	13,607	(46,451)
Minority interest	(1,644)	(50,061)	(29,589)	25,445	(21,863)
Net income (loss) for the period	133,052	170,558	264,313	(99,015)	5,784

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos
Free translation from the original prepared in Spanish for publications in Argentina

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousands of pesos.

	As of:
	12.31.11	12.31.10	12.31.09	12.31.08	12.31.07
Apartments & Loft Buildings
Torre Renoir	-	-	142	27,831	-
Torre Renoir II	-	-	-	-	41,808
Barrio Chico	371	-	-	1,968	855
Torres de Rosario	3,503	-	-	-	-
Caballito Nuevo	7,119	26,560	-	-	-
Torres de Abasto	-	-	-	319	295
Torres Jardín	-	44	-	513	16
Horizons	53,928	-	-	-	-
Others	-	-	-	320	49

Residential Communities
Abril	-	466	4,139	2,531	1,756
El Encuentro	7,979	7,202	-	-	-
Villa Celina I, II and III	-	-	-	76	-

Undeveloped parcel of lands
Canteras Natal Crespo	12	12	6	-	21
Rosario plot of land	20,587	5,669	-	7,644	3,428
Dique III	-	-	-	-	14,783
Thames	20,022	-	-	-	-
C. Gardel 3134	-	934	-	-	-
C. Gardel 3128	-	887	-	-	-
Beruti plot of land	-	75,373	-	-	-
Others	-	148	-	-	-

Others
Edificios Costeros	-	-	68,580	-	-
Dock del Plata	-	-	34,492	6,438	-
Libertador 498	10,600	-	29,982	-
Torre Bank Boston	-	-	-	6,850	-
Madero 940	-	-	-	6,137	-
Madero 1020	-	-	71	-	-
Others	45	34	-	3,055
	124,166	117,329	137,412	63,682	63,011

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos
Free translation from the original prepared in Spanish for publications in Argentina

5.	Key ratios as compared with the same period for the four previous years.

	12.31.11		12.31.10		12.31.09		12.31.08		12.31.07
Liquidity ratio
Current assets	1,067,046	=0.76	1,111,793	=0.84	902,608	=0.95	718,463	=0.89	982,900	=1.76
Current liabilities	1,401,534		1,330,713		952,535		808,163		558,219

Indebtedness ratio
Total liabilities	3,677,412	=1.51	3,300,917	=1.34	2,390,349	=1.03	2,222,009	=1.21	1,822,215	=0.97
Shareholders´ equity	2,429,305		2,458,052		2,328,204		1,834,524		1,875,087

Solvency
Shareholders´ equity	2,429,305	=0.66	2,458,052	=0.74	2,328,204	=0.97	1,834,524	=0.83	1,875,087	=1.03
Total liabilities	3,677,412		3,300,917		2,390,349		2,222,009		1,822,215

Immobilized Capital
Non-current assets	5,354,975	=0.83	4,975,162	=0.82	4,326,528	=0.83	3,778,106	=0.84	3,173,074	=0.76
Total assets	6,422,021		6,088,955		5,229,136		4,496,569		4,155,974

6.	Progress in complying with the IFRS implementation plan.

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company has ended training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. On the other hand, the initial diagnostic process of the difference in standards was finished and the Company is assessing the necessary changes in processes and systems to adequate them to the new requirements as well as the different possible alternatives referred to the measurement and disclosure of certain financial statements items.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a significant departure from the proposed goals and terms

7.	Brief comment on the outlook for the coming period.

See attached.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
C.U.I.T.: 30-52532274-9
Legal address: Bolívar 108 – 1st floor
Autonomous City of Buenos Aires

1.
We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2011, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month period ended December 31, 2011 and the supplementary notes 1 to 24 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at December 31, 2011, and the consolidated statements of income and of cash flows for the six-month period ended December 31, 2011, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.
We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion over the balance sheet, statements of income, of changes in shareholders ´equity and of cash flows and the consolidated financial statements ended December 31, 2011.

3.
Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the year ended June 30, 2011 on which we issued our unqualified report on September 8,  2011, we report that:

a)
the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2011 and its consolidated financial statements at that date, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)
the comparative information at June 30, 2011 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´s financial statements at that date.

c)
the comparative information at December 31, 2010 included in the basic and consolidated statements of income and of cash flows and the supplementary notes and exhibits to the attached financial statements arise from the Company´s audited special financial statements at that date, on which we issued our unqualified report on March 4,  2011.

4.	In accordance with current regulations we report that:

a)
the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)
we have read the business highlights, except for the chapter entitled “Progress in complying with the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)
at December 31, 2011, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records amounted to Ps. 300,1 thousands, none of which was claimable at that date.

Autonomous City of Buenos Aires, February 13, 2012.

PRICE WATERHOUSE & Co. S.R.L. By (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. By (Partner)
Norberto Fabián Montero	Marcelo Héctor Fuxman

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

Brief comments on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, February 13, 2012 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BCBA: IRSA), the leading real estate company in Argentina, announces its results for the first six month ended on December 31, 2011.

In ARS million	IIQ 12	IIQ 11	YoY Var	6M 12	6M 11	YoY Var
Revenues	395.9	390.9	1.3%	739.6	697.7	6%
Operating Income	202.4	162.7	24.4%	366.1	300.7	22%
Depreciation and Amortization	42.8	39.5	8.4%	87.0	79.1	10%
EBITDA1	245.2	202.2	21.3%	453.0	379.8	19%
Income for the Period	127.4	114.4	11.4%	133.1	170.6	-22%

►
The company’s consolidated Revenues for the second quarter of fiscal year 2012 were 6% higher than in the same period of the previous fiscal year. This level of growth is explained by the improvement in the shopping centers and offices revenues, of around 28% and 15%, respectively, offset by a fall in the hotel business and sales and developments.

►
Operating income grew 24.4% during the second quarter of 2012 due to the improvement in operating margins of our shopping centers and offices business, whereas net income for the fiscal year amounted to ARS 127.4 million, 11.4% higher than in the same period of the previous fiscal year and showing a substantial improvement as compared to the ARS 5.7 million income observed in the last quarter. This improvement is mainly explained by higher income from Banco Hipotecario and an increase in the market value of IRSA’s option in Hersha Hospitality Trust.

In ARS million	IIQ 12	IIQ 11	YoY Var	6M 12	6M 11	YoY Var
EBITDA rental segment	217.2	171.3	26.9%	413.9	321.1	28.9%
EBITDA Consumer Finance	-1.1	0.3	-466.7%	2.5	19.9	-87.4%
EBITDA Sales and Development	29.0	30.7	-5.5%	36.6	38.9	-5.9%
Total EBITDA	245.2	202.2	21.3%	453.0	379.8	19.3%

►
EBITDA from the rental segments has shown an upward trend of around 27% for the second quarter of fiscal year 2012 as compared to the same period of 2011. For the first six months of fiscal year 2012, EBITDA from the rental segment grew 28.9% as compared to the first six months of 2011, offset by the fall observed in the Sales and Development and Consumer Finance segments. EBITDA grew 19.3%.

1 BITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:
• it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
• it does not reflect changes in, or cash requirements for, our working capital needs;
• it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;
• it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;
• it reflects the effect of non-recurring expenses, as well as investing gains and losses;
• it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and
• other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.
Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

I. Shopping Centers (through our subsidiary Alto Palermo S.A.)

After a year in which the Argentine shopping center industry saw an outstanding performance, the second quarter of fiscal year 2012 experienced significant growth, in line with the levels of economic activity, consumption and inflation observed. Supermarket sales increased 27.2% during the same period2. Consumers’ expectations have improved, as per the index prepared by the Torcuato Di Tella University3, reaching 55.6 points, well above the 52.9 points recorded in the same quarter of 2010. There has also been an improvement in access to consumer credit which, according to statistics published by the Argentine Central Bank4, increased 49% compared to the same quarter of the previous year.

These rising consumption indicators were reflected in our tenants’ sales, which grew 22.1% YoY  during this quarter, resulting in an increase in operating income and EBITDA above 30%.

Shopping Centers

In millions of ARS	IIQ 12	IIQ 11	YoY var	6M 12(1)	6M 11(1)	YoY var
Revenues	233.4	181.9	28.3%	436.0	330.7	31.8%
Operating Income	151.9	108.8	39.6%	280.3	193.5	44.9%
Depreciation and Amortization	34.6	30.8	12.3%	69.1	59.9	15.4%
EBITDA	186.5	139.6	33.6%	349.4	253.4	37.9%

	IIQ 12	IQ 12	IVQ 11	IIIQ 11	IIQ 11	IQ 11
Total Leasable Area (sqm)	308,597	307,233	299,326	299,130	299,130	286,286
Tenants’ Sales (ARS million, 12-month cumulative)	8,975	8,316	7,766	6,856	6,277	5,776
Tenants’ Sales in the same Shopping Centers (ARS million, 12-month cumulative)	8,689	7,027	6,577	5,868	5,411	5,012
Occupancy	97.7%	97.7%	97.3%	97.3%	97.6%	97.5%

(1)	6 months as of December 31 of each year.

During the second quarter of fiscal year 2012, shopping center tenant sales amounted During the second quarter of fiscal year 2012, shopping center tenant sales amounted to ARS 2,635 million (a 22.1% increase as compared to the same period of the previous year). This increase was led by the strong growth experienced by our shopping centers in the interior of the country, in particular Córdoba Shopping and Alto Rosario, way above our shopping centers’ average.

The EBITDA/Revenue margin for the first six months of fiscal year 2012 was around 80%, showing a 4% increase as compared to the same period of the previous fiscal year.

Total portfolio occupancy remains at high levels, near 98%. In the shopping centers of the City of Buenos Aires, the vacancy rate is almost zero, with a strong demand for rental space. In the provinces, where sales have experienced a strong growth in the last years, the occupancy rate has increased in line with the business levels. Without considering Shopping Soleil, which is in the process of redistributing stores in order to optimize its performance, portfolio occupancy would reach almost 99%.

2 Source: INDEC
3 Consumer’s Trust Index (Índice de Confianza al Consumidor) prepared by the Finance Research Center of the Torcuato Di Tella University http://www.utdt.edu
4 Statistical Data provided by the Argentine Central Bank – http://www.bcra.gov.ar

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

Operating Data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy Rate (%)[2]	Book Value (In thousands of ARS)[3]
Alto Palermo	Nov-97	18,701	144	100.0%	100.0%	267,347
Abasto Shopping[4]	Jul-94	37,731	175	100.0%	100.0%	321,700
Alto Avellaneda	Nov-97	37,952	146	100.0%	95.9%	165,836
Paseo Alcorta	Jun-97	13,911	112	100.0%	99.5%	133,140
Patio Bullrich	Oct-98	11,741	83	100.0%	100.0%	133,984
Alto Noa Shopping	Mar-95	19,001	92	100.0%	100.0%	40,565
Buenos Aires Design	Nov-97	13,777	62	53.7%	96.9%	16,711
Alto Rosario Shopping[5]	11-Abr	28,646	146	100.0%	95.0%	138,286
Mendoza Plaza Shopping	Dec-94	40,659	150	100.0%	94.6%	121,658
Córdoba Shopping	Jun-12	15,262	106	100.0%	99.9%	77,761
Dot Baires Shopping	Sep-05	49,527	153	80.0%	99.9%	488,790
Soleil[6]	Oct-07	13,975	71	100.0%	92.1%	72,090
La Ribera Shopping [9]	Ago-11	7,714	49	50.0%	97.8%	12,292
Neuquén[7]	July-01	N/A	-	98.1%	N/A	20,691
Fibesa and Other [8]	-	N/A	-	100.0%	N/A	0
Total Shopping Centers		308,597	1,489		97.7%	2,010,851

[1] Corresponds to total leaseable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leaseable area on the last day of the period.
[3] Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.
[4] Excludes Museo de los Niños (3,732 m2).
[5] Excludes Museo de los Niños (1,261 m2).
[6] APSA took possession of this Shopping Center on July 1, 2010.
[7] Land for the development of a Shopping Center.
[8] Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
[9] APSA took possession of this Shopping Center on August 15, 2011.

Shopping Center	Accumulated tenants’ sales as of December 31 (6 months) for the fiscal periods
	(In millions of ARS)
	2012	2011	2010
Alto Palermo	687.48	570.54	442.71
Abasto Shopping	801.18	623.78	455.23
Alto Avellaneda	741.24	575.02	419.70
Paseo Alcorta	351.85	271.01	216.53
Patio Bullrich	267.60	223.61	167.30
Alto Noa Shopping	249.02	183.14	135.52
Buenos Aires Design	118.73	93.84	69.29
Alto Rosario Shopping	416.58	294.54	199.60
Mendoza Plaza Shopping	457.54	351.57	257.40
Córdoba Shopping	174.32	114.58	84.66
Dot Baires Shopping	654.22	491.03	366.96
Soleil[1]	133.27	100.27	0.00
La Ribera Shopping [2]	48.25	0.00	0.00
Total	5,101.28	3,892.94	2,814.91
[1] APSA took possession of this Shopping Center on July 1, 2010
[2] APSA took possession of this Shopping Center on August 15, 2011

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

Type of Business	Accumulated tenants’ sales as of December 31 (6 months) for the fiscal periods [1]
	(in millions of ARS)
	2012	2011	2010
Anchor Store	369.76	276.27	215.65
Clothes and Footwear	2,553.94	1,917.69	1,405.08
Entertainment	162.66	122.55	78.00
Home	908.48	740.13	520.06
Restaurant	456.16	340.70	233.87
Miscellaneous	624.98	474.26	345.36
Services	25.30	21.35	16.89
Total	5,101.28	3,892.94	2,814.91

[1] Excludes sales from La Ribera Shopping

Shopping Center	Accumulated Rental Income as of December 31 (6 months) for the fiscal periods [1]
	(In millions of ARS)
	2012	2011	2010
Alto Palermo	74,782	59,583	46,978
Abasto Shopping	75,666	58,895	44,030
Alto Avellaneda	50,191	37,754	27,674
Paseo Alcorta	32,219	25,818	21,144
Patio Bullrich	27,580	22,430	18,153
Alto Noa Shopping	13,232	9,728	6,967
Buenos Aires Design	9,813	8,440	7,279
Alto Rosario Shopping	29,212	20,499	15,063
Mendoza Plaza Shopping	24,717	17,498	13,459
Córdoba Shopping	13,157	9,286	6,678
Dot Baires Shopping [6]	51,201	37,120	32,028
Soleil[2]	9,726	5,924	0
La Ribera Shopping [5]	1,603	0	0
Neuquén[3]	0	0	0
Fibesa and Other [4]	22,882	17,760	12,762
Total	435,981	330,735	252,215

[1] Corresponds to total consolidated leases.
[2] APSA took possession of this Shopping Center on July 1, 2010
[3] Land for the development of a Shopping Center
[4] Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others
[5] APSA took possession of this Shopping Center on August 15, 2011
[6] Excludes revenues from office space

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

	Accumulated as of December 31 for the fiscal periods (in thousands of ARS)
Revenues	2012	2011	2010
Base Rent [1]	189,155	149,014	123,097
Percentage Rent [2]	122,262	84,607	50,282
Total Rent	311,417	233,621	173,379

Admission Rights [3]	41,621	34,942	30,364
Stands’ Rent	32,388	23,067	18,479
Parking	21,681	15,840	12,160
Others	28,874	23,265	17,833
Total Revenues	435,981	330,735	252,215

[1] Guaranteed minimum value [2] Corresponds to revenues based on our tenants’ gross sales
[3] Corresponds to revenues from fees that tenants are required to pay upon entering into or renewing a lease.

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011
II. Offices and Others

During the second quarter of fiscal year 2012, the market of Class A and A+ offices showed an average vacancy rate of 7.83%, slightly lower than the 7.88% rate recorded during the previous quarter. Throughout the year, vacancy levels decreased by almost 20% as compared to the values of early 2011. According to CB Richard Ellis, at present there are more than 148,000 sqm under construction, only 26,000 sqm of which will be inaugurated during the first quarter of 2012. The northern area is the submarket with greater growth, with 73,845 square meters under construction.
Lease prices of Class A and A+ offices are 27.01 US$ / sqm per month on average. The highest lease prices are found in Catalinas, Plaza San Martín and Plaza Roma with an average of 30-32 US$ / sqm per month, and at a second level, in Barrio Norte and Puerto Madero, with 27.89 US$ / sqm per month and 27.16 US$ / sqm per month, respectively.
Finally, during 2011 the sale of A and A+ offices increased 5.9%, reaching more than 90,000 sqm.

Source: Richard Ellis.

This slight recovery in the office market had a favorable effect on the revenues from our Office segment, which was occupied by 96% as of December 31, 2011, 1% above the level recorded in the previous quarter and 6% above the occupancy level observed as of the end of fiscal year 2011.

Offices and Others

In ARS million	IIQ 12	IIQ 11	YoY var	6M 12	6M 11	YoY var
Revenues	47.1	41.1	14.6%	91.2	81.7	11.6%
Operating Income	24.4	15.9	53.5%	49.4	38.4	28.6%
Depreciation and Amortization	4.8	5.0	-4.0%	11.3	11.2	0.9%
EBITDA	29.2	21.0	39.0%	60.7	49.7	22.1%

	IIQ12	IQ 12	IVQ 11	IIIQ 11	IIQ 11	IQ 11
Leasable area (sqm)	150,243	150,860	150,860	150,860	151,480	151,480
Occupancy	96%	95%	90.9%	87.3%	87.6%	87.5%
Monthly Revenues (ARS/Leased sqm)	102,4	92.8	100.1	101.2	98.5	98.0
Monthly Revenues (US$/Leased sqm)	23,8	22.2	24.4	25.0	24.8	24.7

►
Revenues from the Office segment increased by 14.6% in the second quarter of fiscal year 2012, whereas operating income grew by 53.5% as compared to the same quarter of the previous fiscal year. This improvement in the level of activity of offices has been mainly driven by the occupancy of some vacant floors and an improvement in rental price levels. EBITDA grew in the same line (+37.1%).

►
The portfolio’s occupancy level reached 96%, 5.1% higher than the one recorded as of the end of fiscal year 2011. The entire portfolio’s rental prices grew with respect to the previous quarter, reaching values close to 24 US$ / sqm. This reflects the soundness of our assets, which are located in the best areas of Downtown Buenos Aires.

►	The EBITDA/Revenues margin for the first six months of fiscal year 2012 was 66.5%, above the 60.8% ratio observed in the same period of fiscal year 2011.

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

Below is information on our office and other rental properties segment as of December 31, 2011.

	Date of Acquisition	Leasable Area Sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of ARS) (3)	Annual accumulated rental income over fiscal periods (in thousands of ARS) (4)			Book Value (in thousands of ARS) (5)
			Dec-11			2012	2011	2010
Offices
Edificio República	04/28/08	19,884	90%	100%	2,278	13,189	12,660	10,518	213,161
Torre Bankboston	08/27/07	14,873	94%	100%	1,906	10,414	11,113	10,827	151,144
Bouchard 551	03/15/07	23,378	100%	100%	2,373	13,148	11,695	11,014	147,078
Intercontinental Plaza	11/18/97	22,535	96%	100%	2,034	11,324	10,653	10,595	77,163
Bouchard 710	06/01/05	15,014	96%	100%	1,750	9,830	7,917	8,151	63,764
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,324	7,719	7,282	6,935	61,092
Maipú 1300	09/28/95	10,280	100%	100%	1,081	6,333	5,811	5,664	36,213
Costeros Dique IV	08/29/01	5,437	100%	100%	559	3,123	2,608	2,527	18,229
Libertador 498 (15)	12/20/95	2,477	100%	100%	379	2,469	2,850	3,983	9,819
Suipacha 652/64	11/22/91	11,453	95%	100%	646	3,597	3,272	2,360	10,258
Madero 1020	12/21/95	101	100%	100%	3	17	17	15	187
Dot Building (13)	11/28/06	11,242	100%	96%	864	3,197	577	-	104,069
Other Offices (6)	N/A	2,271	86%	N/A	189	1,300	534	3,152	4,553
Subtotal Offices		150,243	96%	N/A	15,386	85,660	76,989	75,741	896,730

Other Properties
Commercial Properties (7)	N/A	312	-	N/A	-		-	-	3,257
Museo Renault	12/06/07	1,275		100%	-		180	178	1,825
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	95	552	2,103	505	12,511
Thames (15)	11/01/97	33,191	-	100%	-		-	175
Nobleza Piccardo (14)	05/31/11	80,028	100%	50%	1,361	3,921			69,435
Plot of Land Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	-		686	N/A	108,802
Other Properties (8)	N/A	2,072	100%	N/A	15	-1	66	42	6,927
Subtotal Other Properties		176,073	81%	N/A	1,471	4,472	3,035	900	202,757

Management fees (11)		N/A	N/A	N/A		1,073	1,689	2,353	N/A

TOTAL OFFICES AND OTHERS (9)		326,316	88%	N/A	16,857	91,205	81,712	78,994	1,099,487

Notes:
(1) Total leaseable area for each property as of 12/31/11. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of 12/31/11.
(3) Agreements in force as of 12/31/11 for each property were computed.
(4) Total consolidated leases, according to the RT21 method.
(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

(7) Includes the following properties: Constitución 1111, Crucero I (fully sold), Locales de Abril (fully assigned) and Casona de Abril.
(8) Includes the following properties: Constitución 1159 and Dique III (fully sold), and Canteras.
(9) Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 3 to the Consolidated Financial Statements..
(10) The building was occupied in May 2009
(11) Income from building management fees.
(12) Includes other income from lease of parking spaces.
(13) Through Alto Palermo S.A. The building has recorded income as from August 2010.
(14) Through Quality Invest S.A. (15) See Note 16.1 to the basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

III. Sales and Development

In the second quarter of fiscal year 2012, the construction business in Argentina maintained its growth rate, increasing 4.1% compared to the same quarter of the previous fiscal year.

In this sense, the prices of new apartments continued their upward trend, with a growth of 12% in dollar terms in the last year.

Price of a new apartment in a residential area of Buenos Aires (USD/sqm)

Source: Reporte Inmobiliario

Sales and Development

in ARS M	IIQ 12	IIQ 11	YoY Var	6M 12	6M 11	YoY Var
Revenues	68.8	106.3	-35.3%	124.2	117.3	5.9%
Operating Income	29.0	30.6	-5.2%	36.6	38.7	-5.4%
Depreciation & Amortizations	0.0	0.1	-100%	0.0	0.2	-100%
EBITDA	29.0	30.7	- -5.5%	36.6	38.9	-5.9%

►
During the second quarter of fiscal year 2012, sales totaled ARS 68.8 million, mainly explained by the revenue recognition of ARS 28.3 million from “Horizons” project, ARS 20.0 millions from the sale of Thames San Justo and ARS 2.6 million from the sale of plots of “El Encuentro”.

►	For the first six months of fiscal year 2012, the gain from Valuation of Inventories at Net Realizable Value was ARS 35.2 million, derived mainly from the following projects:
•	Museo Renault
•	Libertador 498
•	Condominios II (Rosario)
•	Horizons

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

Horizons Project
It has been fully sold. Work progress is near 99.9%. Several units have been already delivered, and the process of delivery and execution of title deeds to the rest of the units is expected to be completed by June 2012. However, these revenues will not generate strong results as most of them were recorded as Gain from Valuation of Inventories at Net Realizable Value in previous periods.

Caballito Nuevo Project (IRSA’s barter)

This property, with a surface area of 8,404 sqm, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which IRSA sold to Koad plot number 36 of “Terrenos de Caballito” and KOAD S.A. agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 sqm, totaling approximately 28,000 saleable sqm. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to IRSA 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of December 31, 2011, 12 apartments and 9 parking spaces, for a total value of US$ 2.0 million, are pending sale.

El Encuentro Project

In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 sqm. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc. As of December 31, 2011, 32 units are available for sale for US$ 4.7 million.

Sale of AGROCOM plot

IRSA sold a plot of approximately 7.9 hectares located at Thames 1868 street (between Alberto Lartigau and Ramón Falcón streets), in the district of San Justo, Province of Buenos Aires.

The transaction price was US$ 4.7 million. As of June 30, 2011 this land reserve was valued at a book value of AR$ 3.89 (approximately US$ 0.91).

Purchase of Nobleza Piccardo Plot

In May 2011, IRSA acquired 50% of the property where Nobleza Piccardo had its manufacturing plant. It is located in the City of San Martin, in the Province of Buenos Aires. The total area of this plot is 160,000 sqm with a current built area of 80,000 sqm. Due to its size and location it is an excellent site for the future development of different segments.

Nobleza Piccardo will lease 100% of the plot during the first year, releasing it partially until the 3rd year under lease, at which moment it will release the whole plot. We are preparing a Master Plan in order to apply before the authorities of San Martín's Town Hall for the zoning parameters that will allow us to develop a mixed used project.

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

Below is information on our Sales and Development segment as of December 31, 2011.

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (in thousands of ARS)(1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of ARS) (5)	Accumulated Sales as of December 31 of Fiscal Year (in thousands of ARS) (6)			Book Value (in thousands of ARS) (7)
									2012	2011	2010
Residential Apartments
Torres Renoir	09/09/99	22,861	5,383	28	100%	100%	100%	53,940	-	-	142	-
Caballito Nuevo (15)	11/03/97	-	841	23	100%	100%	81.18%	7,119	7,119	26,560	-	3,101
Torres de Rosario (8)	04/30/99	-	5,654	112	95.59%	100%	31.39%	3,503	3,503	-	-	19,430
Libertador 1703 y 1755 (Horizons) (14) (16)	01/16/07	399,355	44,648	467	50.00%	100%	100%	53,928	53,928	-	-	175,782
Other residential apartments (9)	N/A	231,677	156,081	1,643				310,084	371	-	-	84,405
Subtotal Apartments		653,893	212,607	2,273				428,574	64,921	26,604	142	282,718

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1,273	100%	100%	99.50%	237,062	-	466	4,141	1,085
El Encuentro (17)	11/18/97	-	38,410	32	100%	100%	64.65%	11,461	7,979	7,202	-	3,345
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100%	100%	100%	14,028	-	-	-	-
Subtotal Residential Communities		135,697	1,523,285	1,524				262,551	7,979	7,668	4,141	4,430

Land Reserve
Puerto Retiro	05/18/97		82,051	-	50.00%	0.00%	0.00%	-	-	-	-	54,275
Santa María del Plata	07/10/97		715,951	-	100%	0.00%	10.00%	-	-	-	-	158,750
Pereiraola	12/16/96		1,299,630	-	100%	0.00%	100%	46,311	-	-	-	-
Plot of Land Rosario (8) (18)	04/30/99		31,000	-	95.59%	0.00%	100%	31,659	20,587	5,669	-	6,220
Plot of Land Caballito	11/03/97		7,451	-	100%	0.00%	100%	-	-	-	-	-
Neuquén (8)	07/06/99		4,332	1	95.59%	0.00%	100%	-	-	-	-	-
Plot of Land Baicom	12/23/09		6,905	-	50.00%	0.00%	0.00%	-	-	-	-	4,459
Canteras Natal Crespo	07/27/05		4,320,000	-	50.00%	0.00%	0.00%	285	12	12	6	5,967
Plot of Land Beruti (8)	06/24/08		3,207	-	95.59%	0.00%	100%	-	-	75,373	-	-
Pilar	05/29/97		740,237	-	100%	0.00%	0.00%	-	-	-	-	3,408
Coto Air Space (8)	09/24/97		24,000	-	95.59%	0.00%	0.00%	-	-	-	-	16,110
Torres Jardín IV	07/18/96		3,176	-	100%	0.00%	100%	-	-	-	-	-
Thames	11/01/97		87,300		100%	0.00%	100%	20,022	20,022
Plot of Land Caballito (8)	10/22/98		23,389	-	95.59%	0.00%	0.00%	-	-	-	-	45,814
Patio Olmos (8)	09/25/07		5,147	-	95.59%	100%	0.00%	-	-	-	-	33,385
Other Land Reserves (11)	N/A		13,603,466	1				2,213	-	1,969	-	74,993
Subtotal Land Reserves			20,957,242	2				100,490	40,621	83,023	6	403,381

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

Others
Madero 1020	12/21/95		5,069	N/A	100%	100%	100%	18,848	-	-	71	-
Della Paolera 265	08/27/07		472	N/A	100%	100%	100%	6,850	-	-	-	-
Madero 942	08/31/94		768	N/A	100%	100%	100%	6,137	-	-	-	-
Dock del Plata	11/15/06		7,942	N/A	100%	100%	100%	84,206	-	-	34,492	-
Libertador 498	12/20/95		2,484	N/A	100%	100%	100%	93,558	10,600	-	29,982
Edificios Costeros	03/20/97		6,389	N/A	100%	100%	100%	68,580	-	-	68,580	-
Libertador 602	01/05/96		677	N/A	100%	100%	100%	10,948	-	-	-	-
Laminar	03/25/99		6,521	N/A	100%	100%	100%	74,510	-	-	-	-
Reconquista 823	11/12/93		5,016	N/A	100%	100%	100%	31,535	-	-	-	-
Locales Crucero I			192	N/A	100%	100%	100%	2,006	-	-	-	-
Others (12)	N/A		-	N/A	N/A	N/A	N/A	1,014	45	34	(2)	-
Subtotal Others			42,547					422,506	10,645	34	133,123	-

TOTAL (13)		789,590	22,735,681	3,799				1,214,121	124,166	117,329	137,412	690,529

Notes:
(1) Cost of acquisition plus total investment made and/or planned for residential property and residential community projects already developed or under development (adjusted for inflation to 02/28/03, as applicable).

(2) Total property area intended for sale upon completion of the development or acquisition and before sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves, the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excludes parking and storage spaces).
(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet

(5) Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6) Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7) Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at December 31, 2011, adjusted for inflation as of 02/28/03
(8) Through Alto Palermo S.A.-
(9) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received in Beruti through APSA, Torres Jardín,  Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold),
Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito swap receivable and Pereiraola plots through IRSA.

(10) Includes sales of shares in Abril.-
(11) Includes the following land reserves: Pontevedra Plot of Land, Isla Sirgadero, San Luis Plot of Land, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck  and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza(fully sold), Zelaya 3102, Conil, Soleil air space and Others APSA (through APSA).-

(12) Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income from expenses recovered in connection with common maintenance fees, stamp tax and associated professional fees.

(13) Corresponds to the “Development and sale of properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(14) Owned by CYRSA S.A.
(15) 89% of the square meters were sold under title deed. The Book Value includes Net Realizable Value for $ 418.8 thousand, representing 1% of the total square meters.
(16) 99.4% of the sales have been recognized in the Net Realizable Value line.
(17) 69% of the square meters were sold under title deed.
(18) The Book Value includes Net Realizable Value recorded for $ 7,107.1 thousand as offer letters, representing 26% of the total square meters.

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

IV. Hotels

During the past quarter, the hotel business in the City of Buenos Aires maintained the same levels of rental prices and occupancy rates as in the previous quarters. However, our Llao Llao hotel has suffered the effects of the eruption of the volcano in Chile that affected the arrival of tourists to the City of Bariloche as its airport was closed down. In the second quarter of 2012, the hotel’s occupancy rate reached 15% and room rates were also revised downwards in order to attract tourists despite the climate issues caused by the volcano.

Hotels

in ARS M	IIQ 12	IIQ 11	YoY var	6M 12	6M 11	YoY var
Revenues	45.4	56.5	-19.6%	85.0	105.1	-19.1%
Operating Income	-1.7	7.3	-123.3%	-2.6	10.9	-123.9%
Depreciation and amortizations	3.3	3.4	-2.9%	6.5	7.1	-8.5
EBITDA	1.6	10.7	-85.0%	3.9	18.0	-78.3%

	IIQ 12	IQ 12	IVQ 11	IIIQ 11	IIQ 11	IQ 11
Average Occupancy	62.4%	76.3%	61.1%	74.2%	78.8%	75.9%
Average Rate per Room (ARS/night)	703	714	660	776	707	713
Average Rate per Room (US$/night)	163	171	161	191	178	155

►	For the reasons explained above, the hotel segment recorded a decrease in revenues of 19.6%. EBITDA fell 85.0%.
►	The hotels located in the City of Buenos Aires have partly offset the reduced operations of our Llao Llao Hotel, featuring occupancy rates of 80% and higher rates.

The following is information about our hotels as of December 31, 2011:

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per Room (ARS) (2)	Accumulated Sales as of December 31 of Fiscal Year (in thousands of ARS)			Book Value (in thousands of ARS)
						2012	2011	2010
Intercontinental (3)	11/01/97	76.34%	309	77.1%	719	45,876	40,933	30,932	52,678
Sheraton Libertador (4)	03/01/98	80.00%	200	87.4%	608	29,064	22,131	18,037	39,482
Llao Llao (5)	06/01/97	50.00%	201	15.1%	1,127	10,094	42,042	27,307	72,802
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total		-	710	62.4%	703	85,035	105,106	76,276	186,862

Notes:
1) Cumulative average for the 3-month period.-
2) Cumulative average for the 3-month period.-
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A.-
5) Through Llao Llao Resorts S.A.-

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011
V. Equity Investments

Investment in Hersha Hospitality Trust (“Hersha”)

Hersha is a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE: HT), and is the holder of an indirect controlling interest in 77 hotels, mainly distributed in the northeastern coast of the United States, totaling 9,951 rooms. IRSA’s Chairman and CEO, Mr. Eduardo S. Elsztain, is member of Hersha’s Board of Trustees since 2009.

As of December 31, 2011, IRSA and its subsidiaries held 15,584,069 shares in Hersha, accounting for a 9.17% equity interest.  Additionally, IRSA, through its subsidiaries, holds an option for an initial term of 5 years over 5,700,000 additional common shares, at US$ 3.0 each. Should it exercise such options, IRSA and its subsidiaries would hold a fully diluted interest of 12.12%.

Through the second quarter of fiscal year 2012 Hersha’s stock price increased sharply, making IRSA’s option on Hersha stock value also increase sharply.

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.77% interest as of December 31, 2011 (excluding portfolio shares). For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. During the 6-month period of 2012, BHSA’s contribution to IRSA’s income amounted to ARS 53.0 million, generated by the Bank’s results.

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is the so-called “Lipstick” office building, and the debt associated to this asset, which amounts to US$ 115.0 million, following a restructuring previously reported by IRSA. The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan. It has a gross leasable area of more than 57,500 square meters. As of December 31, 2011, more than 89.6% of the building’s area was occupied, at an average rental price in excess of US$ 60.0 per sqm.

Purchase of Building located at 183 Madison Ave, New York, NY

In December 2010, IRSA purchased a building located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”), in which IRSA indirectly holds 49% through IMadison LLC (“IMadison”). The purchased property is a building intended for the lease of office space, featuring commercial stores on its lower floors also intended for lease. The building has 19 floors and a net leasable area of over 23,200 sqm. As of December 31, 2011, this building had an occupancy level above 72% and an average rental price above USD 39 per sqm.

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011
VI. Financial Debt and Other Indebtedness

Consolidated financial debt as of December 31, 2011

Description	Issue Currency	Outstanding Amount1	Rate	Maturity
Short term debt	ARS	125,968,777	Variable	< 180 days
IRSA’s Series I Notes due 2017	US$	150,000,000	8.50%	Feb-17
IRSA’s Series II Notes due 2020	US$	150,000,000	11.50%	Jul-20
Other Debt
IRSA’s Total Debt		465,153,201
Short term debt	ARS	10,269,517	Variable	< 7 days
APSA’s Series I Notes due 20122	US$	5,112,188	11.00%	Jun-12
APSA’s Series II Notes due 20173	US$	120,000,000	7.88%	May-17
Other Debt		17,760,536
APSA’s Total Debt		153,052,241
Total Consolidated Debt		616,250,003

1 Principal face value in US$ at an exchange rate of 4.304 ARS = 1 US$, without considering elimination of balances with subsidiaries.
2 As of 12/31/11 IRSA held a face value of US$ 1.5 million and APSA had repurchased a face value of US$ 0.5 million
3 As of 12/31/11 APSA had a face value of US$ 10.0 million.

•	Relevant Events

Acquisition of “Esplendor Savoy” Hotel, Rosario, Buenos Aires

In December 2011, IRSA indirectly acquired 49% of Bitania 26 S.A.’s capital stock, a company that owns “Esplendor Savoy” hotel in the City of Rosario. The purchase price was ARS 21,390,000. The hotel has 84 rooms and is located in downtown Rosario.

IRSA’s Shareholders’ Meeting held on October 31, 2011

At the Meeting held on October 31, 2011, the Shareholders resolved, among other matters:

•
That 5% of the income, i.e., the sum of ARS 14,105,200, be transferred to the Legal Reserve account, and that the sum of ARS 211,575,000 be allocated to the payment of a cash dividend, delegating to the Board of Directors its implementation, and that the balance be transferred to the Freely Available Reserves account.

APSA’s Shareholders’ Meeting held on October 31, 2011

At the Meeting held on October 31, 2011, the Shareholders resolved:

•	To ratify the advance dividend resolved in due course by the Board of Directors for the amount of ARS 130,824,500.

•
To pay a cash dividend in addition to the one already paid as advance dividend, for the amount of ARS 117,054,600, totaling ARS 247,879,100 and to allocate the balance to the “Freely Available Reserves” account, delegating to the Board of Directors the payment thereof within the legal terms.

Payment of Dividends by IRSA

On November 14, 2011, IRSA’s Board of Directors resolved to make available, as from November 21, 2011, a cash dividend of ARS 211.6 million equivalent to 36.6% of the stock capital, representing an amount per share of ARS 0.366 and an amount per ADR of ARS 3.66, as resolved upon by IRSA’s Shareholders’ Meeting dated October 31, 2011.

Payment of Dividends by APSA

On November 11, 2011, APSA’s Board of Directors resolved to make available to the Shareholders pro rata to their respective shareholdings, as from November 21, 2011, a cash dividend of ARS 117,054,600 million equivalent to 92.90% of the stock capital, representing an amount per ADR of ARS 3.71, as resolved upon by the Shareholders’ Meeting dated October 31, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011
Subsequent Events

Investment in Supertel Hospitality Inc.

On February 6, 2012, IRSA, through a subsidiary Real Estate Strategies, L.P. (“RES”), entered into an agreement with Supertel Hospitality Inc. (“Supertel”) for the purchase of 3,000,000 convertible preferred shares to be issued by Supertel for an aggregate amount of US$ 30 million. On February 1, 2012, RES received 2,100,000 shares and paid US$ 21,000,000 as consideration. The transaction with respect to the remaining 900,000 shares is expected to be completed soon.

Supertel is a Real Estate Investment Trust (REIT) listed on the Nasdaq, under the symbol “SPPR”, which started to operate by the end of 1970 and completed its Initial Public Offering in 1994. The company focuses on medium-class hotels and long-term stays. At present, it controls 101 hotels in 23 states of the United States of America, which are operated by different operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

US$ 300 Million Global Note Program

Under our US$ 300 Million Global Note Program approved by our Shareholders’ Meeting dated October 31, 2011, on February 7, 2012 we started the period of issuance and placement through public offering of Notes for a total amount of up to ARS 140 million, capable of being increased to ARS 300 million, to be issued in two series, Series III and IV:

•
Series III Notes, accruing interest at variable rate (Badlar plus a margin to be tendered) for a principal amount of up to Ps. 70 million, due 18 months after their issue date and repayable in 3 consecutive payments within 12, 15, and 18 months.

•
Series IV Notes, accruing interest at fixed rate, due 24 months after their issue date, for a U.S. dollar equivalent principal amount of up to ARS 70 million, to be subscribed and paid in pesos at the applicable rate of exchange, due 24 months after their issue date and repayable in 4 equal consecutive payments within 15, 18, 21 and 24 months.

The proceeds of this issue of notes will be used to repay short term debt and for working capital in Argentina.

As of the date of issuance of these financial statements, the Company is closing the period of placement and issuance of the notes.

IRSA Inversiones y Representaciones Sociedad Anónima - Earnings Release as of December 31, 2011

VI. Brief comment on future prospects for the next period

During the past years private consumption has boosted, and our shopping centers have experienced significant growth. Occupancy has remained close to 100% and our tenants’ sales have reached growth rates higher than 30%, above annual inflation and activity levels. Prospects for the next quarter and the closing of fiscal year 2012 are positive, in line with the expansion observed in our shopping centers in the past semester. A higher growth is noted in the newest shopping centers that are in a maturing stage, such as Soleil or Dot Baires Shopping or those recently refurbished, such as Córdoba Shopping or Alto Rosario, whose turnovers have soared thanks to the reforms made.

Undoubtedly, greater Buenos Aires and the interior of Argentina will continue to drive growth. In greater Buenos Aires, the consumers’ purchasing potential is much higher than the current one, and in the interior shopping centers arise as a very attractive alternative for family entertainment and leisure during weekends. Meanwhile, in the City of Buenos Aires we expect to undertake expansion and remodeling works in various of our shopping centers, in line with the higher demand for space and scarce availability observed.

Among our current investments, we will continue to invest in the revamping of our Soleil shopping center, purchased in July 2010, so as to position it as the first Premium Outlet in Argentina and attract the best public in the area, optimizing its turnover. In addition, we have launched, through our subsidiary Arcos del Gourmet S.A., the project Espacio Urbano in the area of Palermo, which features an open space aimed at boosting the commercial area with different innovative and luring proposals.

We will also continue to work as we have done until now in the improvement of services at our shopping centers, with the main goal of maintaining occupancy levels at 100%, increasing the number of visitors to our shopping centers and improving our brands’ turnover. In this sense, we will continue to partner with financial institutions in the promotion of credit card sales, which have proved to be very effective in terms of sales and have been favorably received by the public in inflationary contexts such as the current one.

As concerns rental Offices, during the second quarter of 2012 the market has remained solid. Vacancy in the premium office market recorded no changes from previous quarter figures, although it decreased by 20% compared to 2011 values. Rental prices have been more stable, as they maintained the levels of the previous quarter and even increased one point from 2011 values. Our offices’ behavior was similar to the market’s, with occupancy rates rising to more than 96% and rental prices remaining at previous quarter levels. Prospects for this segment are promising. As reported by Richard Ellis, more than 148,000 sqm of A+ and A offices are currently under construction, 17% of which will become operational during the next quarter. In this context, we plan to launch in the near future our Catalinas Norte project on a plot of land purchased by the Company in December 2009, which will add 35,000 sqm of gross leaseable area to our premium office portfolio and is set to become another landmark building, located in one of the finest spots of the City of Buenos Aires.

Real estate continues to be the main choice for investment in Argentina, as it has proved to be a very good means of preserving dollar values and hedging against inflation. In this sense, despite the scarce development of the Argentine mortgage market, which according to Central Bank data remains below 2%, prices in the residential and commercial segments have continued their upward trend, without any prospects of deceleration or downward revision. These prospects favor our Sales and Developments segment, in which we expect to complete the delivery of the remaining units in the Horizons project and to finish implementing the sale of Torres Rosario and El Encuentro.

As concerns the international segment, we will continue developing our strategy of selective investments outside of Argentina, involving top level assets, as the case of the Lipstick Building, Madison 183, Hersha Hospitality Trust and recently, Supertel Hospitality Inc. All of them are opportunistic investments made at attractive prices or with capital structures with potential for improvement.

The Company’s strong cash generation and low indebtedness level, along with its experience in taking advantage of opportunities and its access to the capital markets allow us to envisage a promising future for IRSA, aimed at consolidating the best real estate portfolio in Argentina.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for Relationships with the Markets
Dated: June 22, 2012